As filed with the Securities and Exchange Commission on 10 August 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,

London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company’s registration statement on Form F-3 (File No. 333-199148).

As used in this document, unless the content otherwise requires; the terms ‘Prudential’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc, together with its subsidiaries, while the terms ‘Prudential plc’, ‘the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’.

Limitations on Enforcement of US Laws against Prudential plc, its Management and Others

Prudential plc is incorporated under the laws of England and Wales as a public limited company. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Selected Historical Financial Information of Prudential

The following table sets forth Prudential’s selected consolidated financial data for the periods indicated. Certain data is derived from Prudential’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2016, there were no unendorsed standards effective for the periods presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below is derived from Prudential’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the ‘Operating and Financial Review’ section below.

	Six Months Ended 30 June
	2016(1)	2016	2015
	(In $ Millions)	(In £ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	23,033	17,394	17,884
Investment return	22,594	17,062	6,110
Other income	1,436	1,085	1,285
Total revenue, net of reinsurance	47,063	35,541	25,279
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(40,969)	(30,939)	(18,618)
Acquisition costs and other expenditure	(4,718)	(3,563)	(4,505)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(224)	(169)	(148)
Disposal of Japan life business: Cumulative exchange loss recycled from other comprehensive income	-	-	(46)
Total charges, net of reinsurance	(45,911)	(34,671)	(23,317)
Share of profits from joint ventures and associates, net of related tax	114	86	122
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	1,266	956	2,084
Tax (charge) attributable to policyholders’ returns	(386)	(292)	(202)
Profit before tax attributable to shareholders	880	664	1,882
Tax credit (charge) attributable to shareholders’ returns	30	23	(444)
Profit for the period	910	687	1,438

	Six Months Ended 30 June
	2016(1)	2016	2015
Other data
Based on profit for the period attributable to the Prudential’s equity holders:
Basic earnings per share	35.6 ¢	26.9p	56.3p
Diluted earnings per share	35.5 ¢	26.8p	56.2p
Dividend per share declared and paid in reporting period:	48.29 ¢	36.47p	25.74p
Second interim dividend/ final dividend for prior year(5)	35.05 ¢	26.47p	25.74p
Equivalent cents per share(6)		38.42¢	40.34¢
Special dividend(5)	13.24 ¢	10.00p	-
Equivalent cents per share(6)		14.51¢	-
Market price per share at end of period(7)	1665 ¢	1257p	1533p
Weighted average number of shares (in millions)		2,558	2,552

	As of 30 June		As of 31 December
	2016(1) (In $ Millions)	2016 (In £ Millions)	2015 (In £ Millions)
Statement of financial position data
Total assets	581,753	439,324	386,985
Total policyholder liabilities and unallocated surplus of with-profits funds	498,041	376,107	335,614
Core structural borrowings of shareholder-financed operations	7,900	5,966	5,011
Total liabilities	562,412	424,718	374,029
Total equity	19,341	14,606	12,956

	As of and for the Six Months Ended 30 June
	2016(1) (In $ Millions)	2016 (In £ Millions)	2015 (In £ Millions)
Other data
New business:
Single premium sales(3)	18,270	13,797	14,006
New regular premium sales(3)(4)	2,185	1,650	1,333
Funds under management	744,598	562,300	504,900

(1)	Amounts stated in US dollars in the half year 2016 column have been translated from pounds sterling at the rate of $1.3242 per £1.00 (the noon buying rate in New York City on 30 June 2016).

(2)	This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders.

(3)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see ‘EEV basis, new business results and free surplus generation’ below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and guaranteed investment contracts and similar funding agreements written in US operations.

(4)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(5)	Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. The parent company dividend relating to the reporting period was a first interim dividend of 12.93p per share, as against an interim dividend of 12.31p per share for the first half of 2015.

(6)	The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

Exchange Rate Information

Prudential publishes its consolidated financial statements in pounds sterling. References in this document to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency, references to ‘pounds sterling’, ‘£’, ‘pounds’, ‘pence’ or ‘p’ are to UK currency (there are 100 pence to each pound) and references to ‘Euro’ or ‘€’ are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate
Six months ended 30 June 2015	1.52
Twelve months ended 31 December 2015	1.53
Six months ended 30 June 2016	1.43

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
February 2016	1.46	1.39
March 2016	1.45	1.39
April 2016	1.46	1.41
May 2016	1.47	1.44
June 2016	1.48	1.32
July 2016	1.33	1.29

On 5 August 2016, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.31.

Risk Factors

A number of risk factors affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified below under ‘Forward-Looking Statements’.

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential’s business and profitability. Prudential operates against a challenging background of periods of significant volatility in global capital and equity markets and interest rates (which in some jurisdictions have become negative), together with widespread economic uncertainty. For example, government interest rates remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors could have a material adverse effect on Prudential’s business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

•	investment impairments and/or reduced investment returns, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•	failure of counterparties who have transactions with Prudential (e.g. banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;

•	estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•	increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over the energy and commodity sectors, sovereign debt, general slowing in world growth, the monetary policies in the US, the UK and other jurisdictions and potentially negative socio-political events.

On 23 June 2016, the UK held a referendum in which a majority of the voting population voted in favour of the UK leaving the European Union (EU). Aligned with the results of the referendum, it is expected that the UK will begin negotiating the terms of its withdrawal from the EU, a process which once formally commenced has a maximum two year timeline. The vote in favour of the UK leaving the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to the country’s major trading markets, including the single EU market is currently unknown. The ongoing uncertainty of when the UK will leave the EU and the possibility of a lengthy period before negotiations are concluded may increase volatility in the markets where the Group operates and create the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary easing and investor sentiment.

More generally, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential’s results.

Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

A significant part of the profit from Prudential’s UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations held in its investment portfolio.

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalue or otherwise alter the currencies in which its obligations are denominated this could have a material adverse effect on Prudential’s financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within other comprehensive income. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds). The Group’s surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility the Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax and capital controls), regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, competitiveness, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In addition, there could be changes to the maximum level of non-domestic ownership by foreign companies in certain jurisdictions. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

The European Union’s Solvency II Directive came into effect on 1 January 2016. This measure of regulatory capital is more volatile than under the previous Solvency I regime and regulatory policy may evolve under the new regime. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021. In addition, Prudential has applied for, and been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the ‘matching adjustment’ for UK annuities, UK transitional measures and ‘deduction and aggregation’ which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. There is a risk that in the future changes are required to be made to the approved internal model and these related applications which could have a material impact on the Group Solvency II capital position. Where internal model changes are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group’s Solvency II capital position.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the US that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

The IAIS has various initiatives which are detailed in this section. On 18 July 2013, it published a methodology for identifying G-SIIs, and a set of policy measures that will apply to them, which the FSB endorsed. An updated methodology for identifying G-SIIs was published by the IAIS on 16 June 2016. Groups designated as a G-SII are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII.

The G-SII regime also introduces two types of capital requirements. The first, a Basic Capital Requirement (BCR), is designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement reflects the drivers of the assessment of G-SII designation. The IAIS intends for these requirements to take effect from January 2019, but G-SIIs will be expected to privately report to their group-wide supervisors in the interim.

The IAIS is also developing ComFrame which is focused on the supervision of Internationally Active Insurance Groups (IAIGs). ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard (ICS) that is intended to apply to IAIGs. Once the development of the ICS has been concluded, it is intended to replace the BCR as the minimum group capital requirement for G-SIIs. Further consultations on the ICS are expected over the coming years, and a version of the ICS is expected to be adopted as part of ComFrame in late 2019.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. The IASB is currently re-deliberating the Exposure Draft proposals in light of comments by the insurance industry and other respondents. The timing of the final proposals taking effect is uncertain but not expected to be before 2020.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed.

Regulators’ interest may include the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary (subjecting the person or entity to certain regulatory requirements, such as those adopted by the US Department of Labor issued in April 2016 which is likely to cause market disruption in the shorter term). There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge current practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential’s business or reported results.

Litigation, disputes and regulatory investigations may adversely affect Prudential’s profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by

Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s reputation, results of operations or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management’s ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential’s potential to grow its business as quickly as planned.

In Asia, the Group’s principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA and Manulife, and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential’s principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Lloyds Banking Group, Standard Life, Schroders, Invesco Perpetual and Fidelity.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Allianz, Prudential Financial, Lincoln National, MetLife and Aegon.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group’s financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

Prudential plc’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s and A by Fitch. These ratings are all on a stable outlook.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa3 (negative outlook) by Moody’s, AA (stable outlook) by Standard & Poor’s and AA (stable outlook) by Fitch.

Jackson’s financial strength is rated AA by Standard & Poor’s and Fitch, A1 by Moody’s, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co. Singapore (Pte) Ltd’s financial strength is rated AA by Standard & Poor’s. This rating is on a stable outlook.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

Adverse experience in the operational risks inherent in Prudential’s business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in information technology (IT), compliance and other operational systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential’s IT, compliance and other operational systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational incidents do happen periodically and no system or process can entirely prevent them although there have not been any material events to date. Prudential’s legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches.

Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Attempts by third parties to disrupt Prudential’s IT systems could result in loss of trust from Prudential’s customers, reputational damage and financial loss

Being part of the financial services sector, Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to the key operations, make it difficult to recover critical services, damage assets and compromise data (both corporate or customer). This could result in loss of trust from Prudential’s customers, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. As a result of Prudential’s increasing market profile, the growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII, there is an increased likelihood of Prudential being considered a target by cyber criminals. To date, Prudential has not identified a failure or breach which has had a material impact in relation to its legacy and other IT systems and processes. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorised access and cyber-security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have adverse consequential effects on Prudential’s business and financial position.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are also of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson’s variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is particularly relevant to its lines of business other than its UK annuity business, especially Jackson’s portfolio of traditional and variable annuities. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. Furthermore, Jackson’s variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

Another example is the impact of epidemics and other effects that give rise to a large number of deaths or additional sickness claims. Significant influenza epidemics have occurred a number of times over the past century but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential’s subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group’s joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential’s Articles of Association contain an exclusive jurisdiction provision

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s financial condition and results of operations.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK’s vote to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential’s filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (‘KPIs’). These include results prepared in accordance with the European Embedded Value (‘EEV’) Principles and Guidance issued by the Chief Financial Officers’ (‘CFO’) Forum of European Insurance Companies, New Business and Free Surplus Generation measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital or economic capital where higher and free surplus) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published semi-annually.

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit based on longer-term investment return for the period.

Operating and Financial Review

The following discussion and analysis should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2016 included in this document. The critical accounting policies which have been applied to these statements are discussed in the section below entitled ‘– IFRS Critical Accounting Policies’.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in the ‘Risk Factors’ section of this document). See also the discussion under the heading ‘Forward-looking statements’ above.

Introduction and Overview

In the first half of 2016, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential’s principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential’s unaudited condensed consolidated interim financial statements for the period ended 30 June 2016 are the same as those previously adopted in Prudential’s consolidated financial statements for the year ended 31 December 2015, except for the adoption of the new accounting pronouncements as described in note A2 to the unaudited condensed consolidated interim financial statements.

Currency volatility

For the purpose of reporting our performance in sterling terms, we adopt the normal convention of translating the results of our overseas businesses using average exchange rates for the period. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity.

However, the currency translation effect can be so pronounced for some parts of the business that it masks the underlying operational trends, rendering it difficult to meaningfully assess performance. The sizeable component of Prudential’s non-sterling earnings and assets means that our headline results and shareholders’ equity, which are reported in UK sterling, will also fluctuate from one reporting period to the next. In that context, it is important to note that the actual flows that we collect from our customers in Asia and the US are received in local currency. We believe that in periods of currency volatility, the most appropriate way to assess the actual performance of our businesses is to look at what they have achieved on a local currency basis, in other words in terms of the actual flows they have collected rather than the translation of those flows into sterling. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects.

The table below presents a summary of the Group’s profit before tax on an IFRS basis. The table presents the half year 2015 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet. Further discussion on currency volatility and the use of constant exchange rates to discuss the performance of our businesses is provided in the ‘Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns’ section of this document.

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate
	2016 £m	2015 £m	Change	2015 £m	Change
	Half year	Half year	%	Half year	%
Operating profit based on longer-term investment returns before tax
Long-term business:
Asia	682	574	19	584	17
US	888	834	6	887	-
UK	473	436	8	436	8
Long-term business operating profit before tax	2,043	1,844	11	1,907	7
UK general insurance commission	19	17	12	17	12
Asset management business:
M&G	225	251	(10)	251	(10)
Prudential Capital	13	7	86	7	86
Eastspring Investments	61	58	5	60	2
US	(12)	12	n/a	12	n/a
Other income and expenditure	(290)	(308)	6	(308)	6
Total operating profit based on longer-term investment returns before tax	2,059	1,881	9	1,946	6
Short-term fluctuations in investment returns:
Insurance operations	(1,168)	75	n/a	86	n/a
Other operations	(192)	11	n/a	11	n/a
	(1,360)	86	n/a	97	n/a
Other non-operating items	(35)	(85)	59	(96)	64
Profit before tax attributable to shareholders	664	1,882	(65)	1,947	(66)
Tax charge attributable to shareholders’ returns	23	(444)	105	(461)	105
Profit for the period attributable to equity holders of Prudential	687	1,438	(52)	1,486	(54)

Overview

The Group has delivered good progress on its key operating metrics – IFRS operating profit, underlying free surplus generation and new business profit – in a period of heightened macro-economic, geo-political and investment market uncertainty and volatility.

The Group’s performance is led by double-digit growth in Asia and successful cycle management in the US and the UK. The quality of our earnings, geographic diversity and strong balance sheet position us well to grow over the long-term.

The attractiveness and value to consumers of de-risking their financial lives, whether it is through protecting health or wealth, are accentuated in periods such as the one we have experienced in the first half of this year. The secular, global trend of increasing self-reliance of the middle class to provide for savings and retirement, be it by a fast growing, wealthier, but younger population in our Asian markets or by a growing number of retirees in the US and the UK, remains intact despite the macro-economic uncertainty. In a world of low investment returns, high volatility and improving life expectancy, Prudential is well-placed to serve these needs through our leading position in three of the most attractive insurance regions globally.

Our business remains firmly anchored by these strong structural trends which give it the resilience to weather cyclical events. As a management team, we remain focused on delivering on our promises to our customers and our shareholders, and will be proactive in taking actions to protect our franchises from such headwinds.

The first half of this year has provided many such challenges, including a further decline in interest rates to historic low levels, higher investment market volatility, the announcement of the Department of Labor reforms in the US, decline in annuity sales in the UK and the continuation of net outflows at M&G. In Asia, our scale allows us to evaluate the trade-off between long-term value creation and short-term volume growth without disrupting our overall delivery, while in the US we believe we are well positioned to navigate a period of significant change. In the UK, we continue to face an extraordinary amount of change in the marketplace alongside the introduction of new capital rules. This has led us to take actions such as prioritising our new post-pension reforms offering while withdrawing from the bulk annuity market to preserve shareholder value. At M&G, where we are coming off an extended period of earnings growth we are focused on careful management of costs and improving performance. Overall, we have the scale, diversity and capabilities to outperform our markets over the long term.

The first half performance demonstrates the quality of our franchises, the effectiveness of our strategy and our ability to leverage our broad capabilities to deliver on the significant growth opportunities in our chosen markets. We remain well placed to capitalise on the positive structural trends and remain distinctive in our ability to deliver both growth and cash.

2016 half year financial performance

We are pleased that we have been able to grow our key operating metrics in the first half of 2016, against an unfavourable macro-economic and market backdrop.

Our philosophy is simple: we continue to focus on both attracting new customers to our franchise and maintaining the loyalty of our existing customers. Through following this approach we are able to weather the effects of market cycles and consistently deliver value to both our customers and shareholders over the long term. Too often, the pursuit of growth which is narrowly defined as new customer acquisition can undermine the delivery of long-term value.

In the first half of 2016, our total premiums in Asia grew 12 per cent1 on an actual exchange rate basis, and separate account assets under management in the US grew 4 per cent2; PruFund assets in the UK were up 22 per cent3 while external funds under management in our asset management businesses were up 4 per cent compared to 31 December 2015 on an actual exchange rate basis.

This progress has allowed us to build on the strong progress of prior years, with IFRS operating profit based on longer-term investment returns of £2,059 million, up 6 per cent on a constant exchange rate basis (9 per cent on an actual exchange rate basis) despite the known challenges in some of our businesses at the start of the period. IFRS shareholders’ funds increased to £14.6 billion on an actual exchange rate basis over the period after taking into account profit after tax and other movements.

Given the long-term nature of our businesses, we believe it is useful to consider our growth metrics over a longer time scale. Over the last five years, we have grown our key operating metrics of IFRS operating profit, free surplus generation and new business profit. Our broad diversification, by geography, product and channel remains a primary source of strength and resilience for both earnings and cash.

Notes:

[1]	Gross earned premiums including Group’s share of joint ventures.
[2]	Comparable to 31 December 2015 on local currency basis.
[3]	Comparable to 31 December 2015.

Asia

Our ongoing success in Asia is enabled by the scale and diversification of our business, which is a substantial and sustainable competitive advantage. We continue to retain our leadership position across the region with a Top 3 position in 8 of our 13 markets, distribution capabilities and a product range that supports our customers’ changing needs throughout their lives.

Operating across such a broad range of markets it is inevitable that, individually, each will exhibit different rates of growth. We remain agnostic about short-term country level sales progression since we have considerable strategic flexibility to adapt to local conditions without compromising regional growth.

The consistency of this approach is evident during the first half of the year, as we have continued to flex our businesses according to market conditions, prioritising value over volume and also investing in building out our platform. In Hong Kong, we are building out our distribution footprint to capture strong demand for our products at attractive margins, both from local customers and mainland China, while retaining our focus on sales quality and process controls that are at the forefront of the industry. In Singapore and Indonesia, we are proactively managing volumes through product mix and agency actions respectively, to protect our overall economics and reinforce our longer-term positioning. The long-term growth potential for these markets remains compelling and over time, they will further enhance our performance. In Malaysia, we are already benefiting from initiatives we undertook previously to pull back from business with lower margins and to drive growth through investment in the faster-growing Bumi sector of the market. In China, we continue to make rapid progress as we build out our agency sales force with a focus on driving protection regular premium sales. We are continuing to invest for the long-term with new start-ups in Cambodia and most recently in Laos that leverage our expertise in developing markets.

Across the region, we have taken proactive actions to lower the interest rate sensitivity of our business by withdrawing spread products. In this context, the quality of our delivery is reflected in the continuing growth in regular premium new business sales, reflecting the durable nature of demand for our products. Our now sizeable and growing in-force book of recurring premium business in the region, has been the main contributor to a 17 per cent increase in life IFRS operating profit based on longer-term investment returns in the first half of the year to £682 million on a constant exchange rate basis (19 per cent on an actual exchange rate basis). Profits from health and protection alone contributed around two thirds of this total.

Eastspring, our asset management business, faced outflows as a result of the market volatility experienced during the half year, though we saw net inflows into our bond funds. Overall profits were in line with last year at £61 million.

Overall, at a regional level, despite the short-term adverse impact of our actions in some markets to underpin long-term value creation, we have delivered double digit growth in our key operating metrics with IFRS operating profit growing by 15 per cent to £743 million on a constant exchange rate basis (18 per cent on an actual exchange rate basis). We remain on track to achieve our 2017 objectives (see below).

Our regional delivery and wide footprint are important drivers of our ability to acquire new customers at pace, adding to a large and highly valuable existing base. The headroom for growth across the region remains significant, with sizeable uninsured and underinsured populations across our markets.

US

Jackson has developed a high-quality business with significant competitive advantages across multiple dimensions. It makes more effective use of technology and is consistently recognised as having the best service4 standards, with the largest distribution capabilities. It has a track record of innovation and bringing products to market faster and more effectively than peers and its product proposition remains central to our ability to deliver value for our customers, offering a wide fund choice and a strong track record of account value outperformance. All this is delivered on a cost base that is the most efficient5 in the industry.

[4]	Awarded highest customer service in 2015 – Financial Industry – Service Quality Measurement Group.
[5]	On Expense to Asset (Statutory) basis. Source: SNL Financial LLC report on industry wide data as at Q1 2016.

These are the hallmarks of success in any environment, and are likely to be fully tested by the industry reforms announced by the Department of Labor in April. The market will take time to adjust to these reforms, which are scheduled to come into effect fully in 2018. There is likely to be market disruption in the shorter term, which has already resulted in lower variable annuity sales for the industry and for Jackson.

In the first half of 2016, traditional variable annuity sales excluding Elite Access decreased compared to the first half of 2015 in an environment of elevated market volatility and significant uncertainty on the Department of Labor reforms. The quality of our franchise is reflected in the continuing delivery of net inflows, which have driven a positive 4 per cent2 increase in separate account assets to $138.9 billion, contributing to a 9 per cent increase in fee business IFRS operating profit to £642 million on a constant exchange rate basis (16 per cent increase on an actual exchange rate basis). The total life IFRS operating profit in line with last year at £888 million and cash remittance for the half year was £339 million.

In volatile markets, our in force book has remained profitable and our hedging performance economically effective.

We remain closely engaged with all our stakeholders, in particular leveraging our exceptional relationships with broker-dealers to assess their needs, and we have already filed products that complete a range of options for distributors under the new Department of Labor regime. We believe Jackson’s platform is second to none, and we are convinced that it will extend its competitive position through this period.

UK

In the UK, we have already adapted to significant industry change in recent years, demonstrating our ability to innovate and distribute the right products, backed by a trusted brand. The new business focus on with-profits products continues to deliver high levels of growth. As flagged at our full year results in March, we have withdrawn from bulk annuities, writing no business in the first half of 2016 given the onerous capital impact under the Solvency II regime. Overall, we are pleased to report steady progress on life IFRS operating profit up 8 per cent to £473 million, with on-going with-profits and in-force annuity earnings broadly in line with prior year at £306 million, management actions to support solvency contributing £140 million (2015: £61 million) and profits from new annuity sales reducing following our change of stance on annuities. The Solvency II surplus of 2.9 billion (equivalent to a ratio of 138 per cent) supported a £215 million cash remittance to Group.

Our asset management business, M&G as expected has continued to experience significant net outflows in the first half. M&G reported IFRS operating profit of £225 million reflecting the impact of these outflows partially offset by lower costs. Although this is likely to impact short-term earnings prospects, M&G remains a highly-regarded franchise and the skills and capabilities that saw external assets under management double between 2008 and 2015 are very much intact. Anne Richards, who joined us in June following her appointment as M&G Chief Executive, is already working closely with the executive team to improve performance and address the operational impacts of the outcome of the UK referendum on EU membership.

Capital and risk management

We remain disciplined in our approach to capital management. Operating capital generation in the first half of 2016 continued to make a sizeable contribution, adding to the surplus at the beginning of the year and helping to absorb market effects during the period. At 30 June 2016, the Group Solvency II capital surplus6 was estimated at £9.1 billion, which is equivalent to a Group Solvency II capital ratio of 175 per cent (31 December 2015: £9.7 billion, equivalent to a ratio of 193 per cent).

Outlook

Our future prospects remain underpinned by the compelling structural growth fundamentals in Asia and our premium franchises across the Group, which operate with distinctive skills and capabilities to outperform our peers. In addition, the diversity and quality across the Group allows us to be disciplined across the cycle while still delivering overall progress.

Although the macro-economic context looks certain to be challenging and unpredictable in the short term, the Group has proven its ability to manage through external change. Our absolute position is strong and we believe

[6]	Before allowing for first interim dividend (31 December 2015: Second interim dividend)

our relative position will be a source of competitive advantage in times of market disruption. Through the durable demand for products which assist our customers in reducing risk, the growing scale of stable recurring income, and proactive management of our product mix and balance sheet, the Group has the flexibility to adapt to market conditions and deliver robust earnings and shareholder value.

2017 Objectives

The objectives discussed below assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and free surplus methodology at December 2013 will be applicable over the period.

We announced new objectives for 2017 at our investor conference in December 2013 in London. These objectives are:

(i)	Asia Underlying Free Surplus Generation(7)(8) of £0.9 billion to £1.1 billion in 2017 (2012: £484 million on an actual exchange rate basis).

(ii)	Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 – 2017 to reach at least £1,858 million in 2017 (2012: £924 million(9) on an actual exchange rate basis).

(iii)	Group Underlying Free Surplus Generation(8) of at least £10 billion cumulatively over the four-year period from 2014 to end- 2017.

We are continuing to make good progress towards our 2017 objectives announced in December 2013.

[7]	Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
[8]	Underlying free surplus generation is defined in the section ‘EEV Basis, New Business Results and Free Surplus Generation’.
[9]	Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2016, there were no unendorsed standards effective for the period ended 30 June 2016 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the period ended 30 June 2016 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions.

Prudential’s critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group’s assets and liabilities are further discussed in Item 5, “Operating and Financial Review and Prospects – IFRS Critical Accounting Policies” of the Group’s 2015 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

•	Classification of insurance and investment contracts;

•	Measurement of policyholder liabilities;

•	Measurement of deferred acquisition costs;

•	Determination of fair value of financial investments; and

•	Determining impairment related to financial assets.

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit for the periods indicated.

	2016 £m	2015 £m
	Half year	Half year
Total revenue, net of reinsurance	35,541	25,279
Total charges, net of reinsurance	(34,671)	(23,317)
Share of profits from joint ventures and associates, net of related tax	86	122
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	956	2,084
Less tax charge attributable to policyholders’ returns	(292)	(202)
Profit before tax attributable to shareholders	664	1,882
Total tax charge attributable to policyholders and shareholders	(269)	(646)
Adjustment to remove tax charge attributable to policyholders’ returns	292	202
Tax credit (charge) attributable to shareholders’ returns	23	(444)
Profit for the period	687	1,438
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as ‘with-profits’ and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to Prudential’s unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the holders of shares listed on the UK, Hong Kong and Singapore exchanges and to the financial markets in those countries. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder

Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

Profit for half year 2016 after tax was £687 million compared to a profit of £1,438 million in the first half of 2015. The decrease reflects the movement in results before tax attributable to shareholders, which decreased from a profit before tax of £1,882 million in half year 2015 to a profit of £664 million in half of 2016, partially offset by a decrease in the tax charge attributable to shareholders’ returns from £444 million in half year 2015 to a tax credit of £23 million in half year 2016.

The decrease in the total profit before tax attributable to shareholders from £1,882 million in half year 2015 to £664 million in half year 2016 reflects primarily an improvement in operating profit based on longer-term investment returns from £1,881 million in half year 2015 to £2,059 million in half year 2016 and an adverse change in short-term fluctuations in investment returns from a positive £86 million in half year 2015 to a negative £1,360 million in half year 2016. The increase of £178 million or 9 per cent in operating profit based on longer-term investment returns includes a positive impact of exchange translation of £65 million. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns increased by £113 million or 6 per cent to £2,059 million. This result was driven by continued double digit growth in our Asia life operations. In Jackson, the expected reduction in spread earnings reflecting lower rates was mitigated by a robust performance from fee business. Operating profit from our UK life business also increased despite the loss of earnings from new bulk annuity sales, in part due to a contribution from actions taken to improve solvency. As anticipated, M&G’s earnings were lower following a decline over the last year in retail assets managed, driven by net outflows.

During the first half of 2016, investment markets have remained volatile reflecting growing concerns on the outlook for global growth, the consequences of monetary policy actions and unease caused by steep declines in commodity prices. The first quarter of the year was characterised by sizeable equity market falls, wider credit spreads and lower rates, while in the second quarter equity and credit markets normalised but long-term interest rates fell further following the UK referendum vote on EU membership. Although we have taken steps to reduce the investment market sensitivity of our earnings and balance sheet, we remain significant long-term holders of financial assets to back the commitments that we have made to our customers. Short term fluctuations in both these assets and related liabilities are reported outside the operating result, which is based on long-term assumptions. In the first half of the year, these short-term fluctuations were overall negative, driven by the net effect that the sharp decline in interest rates had on our overall balance sheet. This contrasts with the equivalent period of 2015, where a more benign market environment and rising interest rates produced comparatively modest short-term investment variances. As a result, in the first half of the year, profit after tax was 52 per cent lower at £687 million.

Further, over the course of the first six months of 2016 sterling weakened significantly relative to major global currencies. As the majority of the Group’s business is conducted in US dollars and in various Asian currencies, our earnings, shareholders’ equity and solvency have benefited strongly from this movement. In addition, the significant fall in US long-term rates between the start and the end of the reporting period produced substantial unrealised gains on the fixed income securities held by Jackson accounted for through Other Comprehensive Income. The improved operating results, negative short-term investment variances, unrealised gains on Jackson’s fixed income securities and positive currency effects, combined to drive the Group’s IFRS shareholders’ equity 21 per cent higher at £14.6 billion on a comparison to 30 June 2015.

The half year 2016 effective rate of tax on the total profit attributable to shareholders was negative 3 per cent (half year 2015: 24 per cent) driven by negative short-term fluctuations in the US insurance operations, which attracts tax relief at a higher rate than profits are taxed elsewhere in the Group.

b)    Summary by business segment and geographical region

Prudential’s operating segments, as determined under IFRS 8, are insurance operations split by geographic regions in which it conducts business, which are Asia, the US and the UK, and asset management operations. The asset management operations are split into M&G, which is Prudential’s UK and European asset management business, Prudential Capital, which undertakes treasury functions for the Group, Eastspring Investments, which is the Asia asset management business, and the US broker-dealer and asset management business.

The following table shows Prudential’s IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential’s consolidated accounts.

	2016 £m
	Half year
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	579	(313)	600	-	866
Asset management*	53	(8)	131	-	176
Total profit (loss) attributable to the segments	632	(321)	731	-	1,042
Unallocated corporate	-	-	-	(355)	(355)
Total profit (loss) for the period	632	(321)	731	(355)	687

	2015 £m (Actual Exchange Rate)
	Half year
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	379	761	282	-	1,422
Asset management*	50	8	205	-	263
Total profit attributable to the segments	429	769	487	-	1,685
Unallocated corporate	-	-	-	(247)	(247)
Total profit (loss) for the period	429	769	487	(247)	1,438
*	For the US, including the broker dealer business
**	Representing principally central operations.

Profit from insurance operations

Total profit from insurance operations in half year 2016 was £866 million compared to a profit of £1,422 million in half year 2015. All of the profits from insurance operations in the half years 2016 and 2015 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	2016 £m	2015 £m
	Half year	Half year
Profit before shareholder tax	859	1,851
Shareholder tax	7	(429)
Profit after tax	866	1,422

The decrease of £992 million from profit before tax attributable to shareholders in half year 2015 of £1,851 million compared to a profit of £859 million in half year 2016 is primarily attributable to the negative change of £1,243 million in the short-term fluctuations in investment returns from a positive £75 million in half year 2015 to a negative £1,168 million in half year 2016. This negative impact was partially offset by an increase of £201 million in operating profit based on longer-term investment returns from £1,861 million to £2,062 million. The increase in operating profit based on longer-term investment returns comprises a £138 million increase on a constant exchange rate basis primarily driven by continued double-digit growth in Asia and £63 million currency volatility effect.

The decrease in profit before tax was further partially offset by the non-recurrence of a one-off cumulative exchange loss of £46 million in half year 2015 that was recycled from other comprehensive income upon the disposal of the Japan life business.

The effective shareholder tax rate on profits from insurance operations decreased from 23 per cent in half year 2015 to negative 1 per cent in half year 2016. The movement is driven by negative short-term fluctuations in the US insurance operations, which attracts tax relief at a higher rate than profits are taxed elsewhere in the Group.

In order to understand how Prudential’s results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

For Asia operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India and Taiwan. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under ‘United Kingdom – Basis of profits’ below.

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations from half year 2015 to half year 2016:

	2016 £m	2015 £m
	Half year	Half year
Profit before shareholder tax	704	467
Shareholder tax	(125)	(88)
Profit after tax	579	379

The increase of £237 million from the profit before tax attributable to shareholders in half year 2015 of £467 million to a profit of £704 million in half year 2016 primarily reflects an increase of £108 million in operating profit based on longer-term investment returns (from £574 million to £682 million) and a favourable change in short-term fluctuations in investment returns of £83 million (from negative £57 million to positive £26 million). The increase of £108 million in operating profit based on longer-term investment returns includes a positive exchange translation impact of £10 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 17 per cent or £98 million. Income from insurance margin is the largest contributor of the growth in Asia’s earnings reflecting an increase of earnings on health and protection business. The positive short-term fluctuations in investment returns reflect the net value movements on shareholders’ assets and related liabilities following the fall in bond yields across the region.

The increase of £237 million in the profit before tax also reflects the non-recurrence of a one-off cumulative exchange loss of £46 million in half year 2015 that was recycled from other comprehensive income upon the disposal of the Japan life business.

The effective shareholder tax rate changed from 19 per cent in half year 2015 to 18 per cent in half year 2016 reflecting a lower contribution to the total profit from higher tax jurisdictions.

United States

Basis of profits

The underlying profit on Jackson’s business arises predominantly from fee income on variable annuity business, spread income from interest-sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the results in any period include the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

The following table shows the movement in profits arising from US insurance operations from half year 2015 to half year 2016:

	2016 £m	2015 £m
	Half year	Half year
Profit before shareholder tax	(583)	1,027
Shareholder tax	270	(266)
Profit after tax	(313)	761

The decrease of £1,610 million in profit before tax attributable to shareholders from a profit of £1,027 million in half year 2015 to a loss of £583 million in half year 2016, comprised an increase of £54 million in operating profit based on longer-term investment returns (from £834 million to £888 million) and an adverse change of £1,668 million in short-term fluctuations in investment returns (from £228 million to a negative £1,440 million). The increase of £54 million in operating profit based on longer-term investment returns includes a positive exchange translation impact of £53 million. Excluding the currency volatility, the operating profit based on longer-term investment returns in half year 2016 was in line with the first half of 2015 at £888 million reflecting the resilient performance of our franchise in an environment of market volatility and industry disruption caused by the Department of Labor reforms.

The negative short-term fluctuations in investment returns of £1,440 million in the first half mainly reflect the net value movements on the guarantees and the associated derivatives of the 78bps fall in the 10-year US government bond yields during the period.

The effective tax rate on profits from US operations increased from 26 per cent in half year 2015 to 46 per cent in half year 2016 driven by negative short-term fluctuations, which attracts tax relief at a higher rate than operating profit in the US operations.

United Kingdom

Basis of profits

Prudential’s results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund as well as profits from its shareholder backed annuity and other businesses.

For Prudential’s UK insurance operations, the primary annual contribution to shareholders’ profit comes from its with-profits products. With-profits products are designed to provide policyholders with smooth investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The results of the UK shareholder-backed annuity business reflect the inclusion of investment returns including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B4 to the unaudited condensed consolidated financial statements.

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profits arising from UK insurance operations from half year 2015 to half year 2016:

	2016 £m	2015 £m
	Half year	Half year
Profit before shareholder tax	738	357
Shareholder tax	(138)	(75)
Profit after tax	600	282

The increase of £381 million in profit before tax attributable to shareholders from £357 million in half year 2015 to £738 million in half year 2016 primarily comprises an increase of £39 million in operating profit based on longer-term investment returns (from £453 million to £492 million), combined with a favourable period-on-period movement in the short-term fluctuations in investment returns for shareholder-backed business of £342 million (from negative £96 million to £246 million). The increase in operating profit based on longer-term investment returns was driven by the asset and liability actions taken in the first half of 2016 to improve the solvency position of our UK life operations and further mitigate market risk, which have generated combined profits of £140 million. Of this amount, £66 million related to profit from new longevity reinsurance transactions (2015: £61 million), with the balance of £74 million reflecting the effect of repositioning the fixed income asset portfolio and other actions. This increase was partially offset by reduction in the contribution from new annuity business from £66 million to £27 million, as we scale down our participation in the annuity market.

The positive short-term fluctuations of £246 million in the UK mainly reflects gains on bonds backing annuity capital and shareholders’ funds following the 89bps fall in 15-year UK gilt yields in the first half of 2016.

The effective shareholder tax rate on profits from UK insurance operations for half year 2016 of 19 per cent compares with an effective tax rate of 21 per cent in half year 2015, with the movement principally reflecting an increase in the proportion of income that is not subject to UK taxation.

Profit from asset management

The following table shows the movement in profits from asset management from half year 2015 to half year 2016:

	2016 £m	2015 £m
	Half year	Half year
Profit before shareholder tax	211	322
Shareholder tax	(35)	(59)
Profit after tax	176	263

Total profit after tax from asset management decreased from £263 million in half year 2015 to £176 million in half year 2016.

The £111 million decrease in profit before tax attributable to shareholders in half year 2016 is attributable to the profit decreases in M&G of £34 million, US asset managers of £24 million and Prudential Capital of £56 million, partially offset by profit increases in Eastspring Investments of £3 million.

The £34 million decrease in profit before tax attributable to shareholders for M&G was principally attributable to the impact on revenues of lower assets under management as a result of the net retail business outflows experienced since the second quarter of 2015. Careful management of costs has been contributed to a fall in expenses, which has cushioned the full impact of the decline in revenues in the first half of the year.

The £24 million decrease in profit before tax attributable to shareholders for US mainly reflects ongoing costs relating to the closure of Curian, which is now complete.

The £56 million decrease in profit before tax attributable to shareholders for Prudential Capital was due to reprioritisation of activity. During 2015 we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation continued into 2016 resulting in a reduction in profit.

The £3 million increase in profit before tax attributable to shareholders for Eastspring reflects an increase in average external funds under management (excluding MMF) by 14 per cent, from £27.7 billion in the first half of 2015 to £31.5 billion in the equivalent period this year. A shift in the overall mix of assets away from higher margin equity funds towards lower margin bonds has muted the benefit of the higher asset base on overall fee revenues. Control on costs has resulted in a further small improvement in profit.

The effective tax rate on profits from asset management operations decreased from 18 per cent in half year 2015 to 17 per cent in half year 2016, principally reflecting an increase in the proportion of expenses which are not deductible for taxation purposes.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result from half year 2015 to half year 2016:

	2016 £m	2015 £m
	Half year	Half year
Loss before shareholder tax	(406)	(291)
Shareholder tax	51	44
Loss after tax	(355)	(247)

Total charges net of tax for unallocated corporate activity increased by £108 million from £247 million in half year 2015 to £355 million in half year 2016.

The loss before shareholder tax increased by £115 million from £291 million at half year 2015 to £406 million at half year 2016. The increase in the loss before shareholder tax is attributable to the adverse movement in short-term fluctuations in investment returns by £133 million from a gain of £17 million in half year 2015 to a loss of £116 million in half year 2016 partially offset by the £18 million decrease in net other expenditure (including restructuring and Solvency II implementation costs) from £308 million in half year 2015 to £290 million in half year 2016.

The effective tax rate on unallocated corporate result changed from 15 per cent at half year 2015 to 13 per cent at half year 2016, principally reflecting an increase in irrecoverable withholding tax.

c)	Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

Prudential uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group’s results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee (GEC), which is Prudential’s chief operating decision maker.

An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential’s other components. An operating segment’s operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The operating segments identified by Prudential reflect the organisation structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management). Prudential’s operating segments determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business including the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
–	The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment returns for investment and liability movements

(a)	General principles

(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)	Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

(v)	Other shareholder-financed business

The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
–	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 30 June 2016, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £605 million (half year 2015: net gain of £478 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)	Asia insurance operations

(i)	Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii)	Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £1,035 million as at 30 June 2016 (30 June 2015: £831 million). The expected long-term rates of return applied for 2016 ranged from 3.2 per cent to 13.0 per cent (30 June 2015: 3.8 per cent to 13.0 percent) with the rates applied varying by territory. These rates reflect expectations of long-term real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis for the other Asia insurance operations described above.

(c)	US insurance operations

(i)	Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii) to the unaudited condensed consolidated financial statements:

–	Fair value movements for equity-based derivatives;
–	Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
–	Movements in the accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
–	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee minimum income benefit

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)	Other derivative value movements

The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the unaudited condensed consolidated financial statements.

Equity-type securities

As at 30 June 2016, the equity-type securities for US insurance non-separate account operations amounted to £1,115 million (half year 2015: £1,087 million). For these operations, the longer-term rates of return for income and capital applied in 2016 and 2015, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2016	2015
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 5.9%	5.7% to 6.4%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 7.9%	7.7% to 8.4%

(d)	UK Insurance operations

(i)	Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in Prudential Retirement Income Limited (PRIL) and the Prudential Assurance Company Limited (PAC) non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

–	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–	Credit experience compared to assumptions; and
–	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)	Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

A reconciliation of profit before tax (including tax attributable to policyholders’ returns) to profit before tax attributable to shareholders and profit for the period is shown below.

For comparison, the table below presents the 2015 half year results on both actual exchange rates (AER) and, so as to eliminate the impact of exchange translation, the constant exchange rates (CER) bases. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

	Actual Exchange Rate		Constant Exchange Rate
	2016 £m	2015 £m	2015 £m
	Half year	Half year	Half year
Operating profit before tax
Long-term business:(note (ii))
Asia	682	574	584
US	888	834	887
UK	473	436	436
Long-term business operating profit	2,043	1,844	1,907
UK general insurance commission(note (iii))	19	17	17
Asset management business:
M&G	225	251	251
Prudential Capital	13	7	7
Eastspring Investments	61	58	60
US broker-dealer and asset management	(12)	12	12
	2,349	2,189	2,254
Other income and expenditure	(315)	(283)	(283)
Solvency II implementation costs	(11)	(17)	(17)
Restructuring costs(note (iv))	(7)	(8)	(8)
Interest received from tax settlement	43	-	-
Total IFRS basis operating profit based on longer-term investment returns(note (i))	2,059	1,881	1,946
Short-term fluctuations in investment returns:(note (v))
Insurance operations	(1,168)	75	86
Other operations	(192)	11	11
Total short-term fluctuations in investment returns	(1,360)	86	97
Amortisation of acquisition accounting adjustments	(35)	(39)	(42)
Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income	-	(46)	(54)
Profit before tax attributable to shareholders	664	1,882	1,947
Tax credit (charge) attributable to shareholders’ returns	23	(444)	(461)
Profit for the period attributable to equity holders of Prudential	687	1,438	1,486

Notes

(i)	Operating profit based on longer-term investment returns.

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential’s segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in section (c) “Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region” above.

(ii)	Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of Prudential’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B4 to the unaudited condensed consolidated interim financial statements.

(iii)	UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates at the end of 2016.

(iv)	Restructuring costs are incurred in the UK and represent one-off business development expenses.

(v)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2016 £m	2015 £m
	Half year	Half year
Insurance operations:
Asia	26	(57)
US	(1,440)	228
UK	246	(96)
Other operations	(192)	11
Total	(1,360)	86

Further details on the short-term fluctuations in investment returns are provided below and in note B1.2 to the unaudited condensed consolidated interim financial statements.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit by segment

The following tables reconcile Prudential’s operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
Half year 2016	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	682	888	492	225	13	(12)	61	2,349	(290)	2,059
Short-term fluctuations in investment returns on shareholder backed business	26	(1,440)	246	(2)	(74)	-	-	(1,244)	(116)	(1,360)
Amortisation of acquisition accounting adjustment	(4)	(31)	-	-	-	-	-	(35)	-	(35)
Profit before tax attributable to shareholders	704	(583)	738	223	(61)	(12)	61	1,070	(406)	664
Tax attributable to shareholders										23
Profit for the period										687

	Insurance operations			Asset management
Half year 2015 (AER)	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	574	834	453	251	7	12	58	2,189	(308)	1,881
Short-term fluctuations in investment returns on shareholder backed business	(57)	228	(96)	6	(12)	-	-	69	17	86
Amortisation of acquisition accounting adjustment	(4)	(35)	-	-	-	-	-	(39)	-	(39)
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income	(46)	-	-	-	-	-	-	(46)	-	(46)
Profit before tax attributable to shareholders	467	1,027	357	257	(5)	12	58	2,173	(291)	1,882
Tax attributable to shareholders										(444)
Profit for the period										1,438

	Insurance operations			Asset management
Half year 2015 (CER)	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	584	887	453	251	7	12	60	2,254	(308)	1,946
Short-term fluctuations in investment returns on shareholder backed business	(61)	243	(96)	6	(12)	-	-	80	17	97
Amortisation of acquisition accounting adjustment	(4)	(38)	-	-	-	-	-	(42)	-	(42)
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income	(54)		-	-	-	-	-	(54)	-	(54)
Profit before tax attributable to shareholders	465	1,092	357	257	(5)	12	60	2,238	(291)	1,947
Tax attributable to shareholders										(461)
Profit for the period										1,486

IFRS operating profit based on longer-term investment returns

Prudential has made a good start to 2016. Although financial markets have been volatile in this period and the downward path of global long-term interest rates has accelerated following the UK referendum on EU membership, our operational delivery has remained intact. We have delivered increases across our key metrics of new business profit, IFRS operating profit and free surplus generation, while maintaining a strong capital position.

The high quality and recurring nature of our operating income offers meaningful protection in times of macro-economic and market uncertainty. We have used this to good effect in the first half of the year, to both offset the impact of the anticipated decline in contributions from M&G, UK bulk annuities and spread profits in the US and to protect our robust capital position. We have also proactively managed costs across the Group, taken further specific actions to improve our UK solvency position and continued to prioritise actions which sustain long term value creation over tactical volume growth.

Compared to the same period in 2015, sterling has declined against most global currencies, which is positive for the translation of results from our sizeable non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our Asia and US operations on a constant currency basis. Therefore, in the commentary on half year 2016 compared to half year 2015 discussions below, every time we comment on the performance of our businesses, we provide their performance measured on the constant exchange rates basis unless otherwise stated. Growth rates based on actual exchange rates are also shown in the tables presented above.

Total operating profit based on longer-term investment returns was 6 per cent higher at £2,059 million, (up 9 per cent on an actual exchange rate basis), equivalent to an annualised 24 per cent return on opening IFRS equity. This result was driven by continued double digit growth in our Asia life operations, with life operating profit up 17 per cent to £682 million. In Jackson, the expected reduction in spread earnings reflecting lower rates was mitigated by a robust performance from fee business. Operating profit from our UK insurance operations also increased by 9 per cent, despite the loss of earnings from new bulk annuity sales, in part due to a contribution from actions taken to improve solvency. As anticipated, M&G’s earnings were lower by 10 per cent following a decline over the last year in retail assets managed, driven by net outflows.

At the beginning of the year, we expected earnings would contract in a few discrete areas of the business: at M&G, due to the impact of outflows on funds under management on the corresponding fee income; in Jackson’s spread business portfolio as a result of the persistence of interest rates at historically low levels; and in our UK life business given our reduced appetite for writing new bulk annuity business. These identified effects have emerged largely as expected and we currently expect they will continue into the rest of the year. However, during the first half of 2016, we have maintained our focus on cost control across all parts of the Group, which has mitigated the overall impact of these adverse effects. Earnings have also benefited from continued growth in the premium base in Asia and the level of aggregate assets managed by our life operations across the Group, together with the additional earnings of £140 million from management actions taken in the UK to support solvency during the period.

Insurance operations

Taken together, operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 7 per cent to £2,062 million (11 per cent on an actual exchange rate basis).

Operating profit based on longer-term investment returns in our life insurance operations in Asia was 17 per cent higher at £682 million (up 19 per cent on an actual exchange rate basis), reflecting our ability to translate top line growth into shareholder value. The performance is underpinned by the recurring premium income nature of our in-force book and the highly diverse nature of our earnings by geography and by source. Income from insurance margin is the largest contributor to the growth in Asia’s earnings, up 24 per cent, reflecting our continued focus on health and protection business. At a country level, we have seen double-digit growth in seven markets, led by Hong Kong, Indonesia and Malaysia, which has more than compensated for the impact of our decision to discontinue sales of universal life products across the region.

In the US, life operating profit based on longer-term investment returns at £888 million was in line with the first half of 2015 (up 6 per cent on an actual exchange rate basis), reflecting the resilient performance of our franchise in an environment of market volatility and industry disruption caused by Department of Labor reforms. Despite the equity market falls sustained in the early part of the year, we have broadly maintained the level of fee income earned on separate account values, which continue to benefit from positive net flows in spite of the reduced level of new business sales in the period. As expected, lower yields in the period have impacted spread income, which decreased by 5 per cent (increased by 2 per cent on an actual exchange rate basis).

UK insurance operations operating profit based on longer-term investment returns increased by 9 per cent to £492 million. Within this total, the contribution from new annuity business reduced from £66 million to £27 million, as we scale down our participation in the annuity market. We have taken a number of asset and liability actions in the first half of 2016 to improve the solvency position of our UK life operations and further mitigate market risk, which have generated combined profits of £140 million. Of this amount, £66 million related to profit from new longevity reinsurance transactions (2015: £61 million), with the balance of £74 million reflecting the effect of repositioning the fixed income asset portfolio and other actions. The contribution to the operating profit from ongoing with-profits and annuity in-force business was broadly consistent with the prior year at £306 million (2015: £309 million).

Asset management

Movements in asset management operating profit are also primarily influenced by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. In the first half of 2016, the lower overall contribution to operating profit based on longer-term investment returns from our asset management businesses in the UK and Asia reflects the decrease in average assets under management.

M&G’s operating profit based on longer-term investment returns declined by 10 per cent to £225 million (2015: £251 million), reflecting the impact on revenues of lower assets under management as a result of the net retail business outflows experienced since the second quarter of 2015. Careful management of costs has contributed to an 8 per cent fall in expenses, which has cushioned the full impact of the decline in revenues in the first half of the year. The same dynamics have seen the cost-income ratio move up 1 percentage point to 52 per cent.

Given the continued outflows in 2016, retail assets under management at 30 June 2016 were 14 per cent lower than a year ago at £59.2 billion, which will continue to put downward pressure on revenue prospects for the remainder of 2016. In addition, as M&G’s cost base is typically higher in the second half of the year, we expect the cost-income ratio to move up towards 60 per cent for the full year.

Our Asia-based asset manager, Eastspring Investments, has also been impacted by net outflows in the first half of the year, although these have been modest considering the market volatility across the region during this period. However, taken together with positive net flows in the second half of 2015 and market movements, average external funds under management(1) (excluding MMF) increased by 14 per cent, from £27.7 billion in the first half of 2015 to £31.5 billion in the equivalent period this year. A shift in the overall mix of assets away from higher margin equity funds towards lower margin bonds has muted the benefit of the higher asset base on overall fee revenues which was up 1 per cent at £155 million. Control on costs has resulted in a small improvement in the cost-income ratio to 56 per cent (2015: 58 per cent), driving Eastspring’s operating profit based on longer-term investment returns 2 per cent higher to £61 million (up 5 per cent on an actual exchange rate basis).

In the US, our non-life insurance businesses collectively generated an operating loss based on longer-term investment returns of £12 million (2015: profit of £12 million), mainly reflecting costs relating to the closure of Curian, which is now complete.

Prudential Capital produced an operating profit based on longer-term investment returns of £13 million in the first half of 2016. During 2015 we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation continued into 2016. As this reprioritisation is executed through this year, Prudential Capital’s contribution to operating profit will decline.

Unallocated corporate result

Unallocated operating loss based on longer-term investment returns for half year 2016 of £290 million comprised a charge for other income and expenditure of £272 million, Solvency II implementation costs of £11 million and restructuring costs of £7 million.

Unallocated operating loss based on longer-term investment returns for half year of 2015 of £308 million comprised a charge for other income and expenditure of £283 million, Solvency II implementation costs of £17 million and restructuring costs of £8 million.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment returns on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the period.

iv	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi	Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii	DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

(1)	Average is calculated as opening plus closing balances for the period divided by two.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

	Half year 2016
	Asia £m	US £m	UK £m	Total £m	Average liability £m	Margin bps £m
					note (iv)	note(ii)
Spread income	82	379	96	557	80,819	138
Fee income	86	878	29	993	131,389	151
With-profits	24	-	138	162	114,109	28
Insurance margin	488	401	25	914
Margin on revenues	904	-	86	990
Expenses:
Acquisition costsnote (i)	(613)	(412)	(42)	(1,067)	3,030	(35)%
Administration expenses	(388)	(452)	(58)	(898)	219,083	(82)
DAC adjustmentsnote (v)	59	83	(2)	140
Expected return on shareholder assets	40	11	61	112
	682	888	333	1,903
Longevity reinsurance and other management actions to improve solvency	-	-	140	140
Long-term business operating profit	682	888	473	2,043

See notes at the end of this section.

	Half year 2015 AER
	Asia £m	US £m	UK £m	Total £m	Average liability £m	Margin bps £m
					note (iv)	note (ii)
Spread income	65	372	137	574	72,890	157
Fee income	86	832	33	951	125,581	151
With-profits	21	-	133	154	106,205	29
Insurance margin	387	383	26	796
Margin on revenues	832	-	88	920
Expenses:
Acquisition costsnote (i)	(573)	(479)	(43)	(1,095)	2,733	(40)%
Administration expenses	(355)	(408)	(66)	(829)	206,167	(80)
DAC adjustmentsnote (v)	78	114	-	192
Expected return on shareholder assets	33	20	67	120
	574	834	375	1,783
Longevity reinsurance and other management actions to improve solvency	-	-	61	61
Long-term business operating profit	574	834	436	1,844

See notes at the end of this section.

	Half year 2015 CER note (iii)
	Asia £m	US £m	UK £m	Total £m	Average liability £m	Margin bps £m
			note (v)		note (iv)	note (ii)
Spread income	66	400	137	603	75,983	159
Fee income	87	884	33	1,004	133,147	151
With-profits	21	-	133	154	107,797	29
Insurance margin	393	408	26	827
Margin on revenues	845	-	88	933
Expenses:
Acquisition costsnote (i)	(582)	(509)	(43)	(1,134)	2,826	(40)%
Administration expenses	(359)	(434)	(66)	(859)	217,404	(79)
DAC adjustmentsnote (v)	79	121	-	200
Expected return on shareholder assets	34	17	67	118
	584	887	375	1,846
Longevity reinsurance and other management actions to improve solvency	-	-	61	61
Long-term business operating profit	584	887	436	1,907

See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

				Asia
	Half year 2016			Half year 2015 AER			Half year 2015 CER
							note (iii)
		Average			Average			Average
		liability	Margin		liability	Margin		liability	Margin
	Profit	note (iv)	note (ii)	Profit	note (iv)	note (ii)	Profit	note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	82	13,310	123	65	10,514	124	66	11,302	117
Fee income	86	17,286	100	86	16,342	105	87	17,373	100
With-profits	24	21,435	22	21	16,778	25	21	18,370	23
Insurance margin	488			387			393
Margin on revenues	904			832			845
Expenses:
Acquisition costsnote (i)	(613)	1,655	(37)%	(573)	1,366	(42)%	(582)	1,404	(41)%
Administration expenses	(388)	30,596	(254)	(355)	26,856	(264)	(359)	28,675	(250)
DAC adjustmentsnote (v)	59			78			79
Expected return on shareholder assets	40			33			34
Operating profit	682			574			584

See notes at the end of this section.

Analysis of Asia operating profit drivers

•	Spread income has increased on a constant exchange rate basis by 24 per cent (AER: 26 per cent) to £82 million in half year 2016, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
•	The half year 2016 fee income of £86 million is in line with the prior period.
•	On a constant exchange rate basis, insurance margin has increased by 24 per cent to £488 million in half year 2016 (AER: 26 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £42 million (half year 2015: £29 million at AER and CER)
•	Margin on revenue has increased by £59 million on a constant exchange rate basis from £845 million in half year 2015 to £904 million in half year 2016, primarily reflecting higher regular premium income recognised in the period.

•	Acquisition costs have increased by 5 per cent on a constant exchange rate basis (AER: 7 per cent) in half year 2016 to £613 million, compared to the 18 per cent increase in APE sales (AER 21 per cent), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 73 per cent (2015: 66 per cent at CER), the increase being the result of changes in country and product mix.
•	Administration expenses have increased by 8 per cent at a constant exchange rate basis (AER: 9 per cent increase) in half year 2016 as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has increased from 250 basis points in half year 2015 to 254 basis points in half year 2016, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

				US
	Half year 2016			Half year 2015 AER			Half year 2015 CER
							note (iii)
		Average		Profit	Average		Profit	Average
	Profit	liability	Margin		liability	Margin		liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	379	34,886	217	372	30,515	244	400	32,820	244
Fee income	878	92,608	190	832	86,267	193	884	92,802	191
Insurance margin	401			383			408
Expenses
Acquisition costsnote (i)	(412)	782	(53)%	(479)	857	(56)%	(509)	912	(56)%
Administration expenses	(452)	134,369	(67)	(408)	124,478	(66)	(434)	133,896	(65)
DAC adjustments	83			114			121
Expected return on shareholder assets	11			20			17
Operating profit	888			834			887

See notes at the end of this section.

Analysis of US operating profit drivers:

•	Spread income has decreased by 5 per cent on a constant exchange rate basis (AER increased by 2 per cent) to £379 million in half year 2016. The reported spread margin decreased to 217 basis points from 244 basis points in half year 2015, primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 151 basis points (half year 2015 CER: 168 basis points and AER: 167 basis points).
•	Fee income has decreased by 1 per cent on a constant exchange rate basis (AER increased by 6 per cent) to £878 million in half year 2016. Weak equity market performance in the first quarter curbed the growth of average separate account values in the first six months of 2016 and dampened overall fee income level. Fee income margin has remained broadly in line with the prior year at 190 basis points (half year 2015 CER: 191 basis points and AER: 193 basis points).
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin of £401 million in half year 2016 was in line with last year on a constant exchange rate basis, with higher income from the variable annuity guarantees offset by a decline in the contribution from the closed books of term business acquired.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 19 per cent at a constant exchange rate basis, largely due to the decline in sales in half year 2016.
•	Administration expenses increased to £452 million in half year 2016, compared to £434 million for half year 2015 on a constant exchange rate basis (AER £408 million), primarily as a result of higher asset-based commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would remain relatively flat at 36 basis points (half year 2015: 35 basis points at CER and 36 basis points at AER).

•	DAC adjustments decreased to £83 million in half year 2016, compared to £121 million on a constant exchange rate basis (AER £114 million) in half year 2015, primarily due to a decline in DAC deferrals due to reduced sales in half year 2016, offset by lower amortisation.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2016 £m				Half year 2015 AER £m				Half year 2015 CER £m
									note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,217			1,217	1,199			1,199	1,275			1,275
Less new business strain		(412)	320	(92)		(479)	369	(110)		(509)	392	(117)
Other DAC adjustments-amortisation of previously deferred acquisition costs:
Normal			(266)	(266)			(275)	(275)			(292)	(292)
Deceleration			29	29			20	20			21	21
Total	1,217	(412)	83	888	1,199	(479)	114	834	1,275	(509)	121	887

Analysis of operating profit based on longer-term investment returns for US operations by product

	2016 £m	2015 £m		%
	Half year	AER Half year	CER Half year	Half year 2016 vs half year 2015 AER	Half year 2016 vs half year 2015 CER
Spread businessnote (a)	154	180	191	(14)%	(19)%
Fee businessnote (b)	642	552	587	16%	9%
Life and other businessnote (c)	92	102	109	(9)%	(16)%
Total insurance operations	888	834	887	6%	0%
US asset management and broker-dealer	(12)	12	12	n/a	n/a
Total US operations	876	846	899	4%	(2)%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

a)	Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.

b)	Fee business represents profits from variable annuity products. As well as fee income revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.

c)	Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK

	UK
	Half year 2016			Half year 2015 note (v)
	Profit	Average liability	Margin	Profit	Average liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	96	32,623	59	137	31,861	86
Fee income	29	21,495	27	33	22,972	29
With-profits	138	92,674	30	133	89,427	30
Insurance margin	25			26
Margin on revenues	86			88
Expenses:
Acquisition costsnote (i)	(42)	593	(7)%	(43)	510	(8)%
Administration expenses	(58)	54,118	(21)	(66)	54,833	(24)
DAC adjustments	(2)			-
Expected return on shareholders’ assets	61			67
	333			375
Longevity reinsurance and other management actions to improve solvency	140			61
Operating profit	473			436

Analysis of UK operating profit drivers

–	Spread income has decreased from £137 million in half year 2015 to £96 million in half year 2016 mainly due to lower annuity sales. Spread income has two components:
•	A contribution from new annuity business which was lower at £27 million in half year 2016 compared to £66 million in half year 2015, as we withdrew our participation from this business. IFRS accounting (based on grandfathered GAAP) permits upfront recognition of a considerable proportion of the spread to be earned over the entire term of the new contracts.
•	A contribution from in-force annuity and other business, which was broadly in line with last year at £69 million (2015: £71 million), equivalent to 42 basis points of average reserves (2015: 45 basis points).
–	Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arise within our UK asset management business. Excluding these schemes, the fee margin on the remaining balance was 40 basis points (2015: 43 basis points).
–	Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income. The half year 2016 margin is broadly consistent with half year 2015.
–	Acquisition costs incurred were £42 million, equivalent to 7 per cent of total APE sales in half year 2016 (2015: 8 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. The ratio is also distorted by bulk annuities transactions as acquisition costs are comparatively lower. Acquisition costs as a percentage of shareholder-backed new business sales, excluding the bulk annuities transactions, were 33 per cent in half year 2016 (2015: 37 per cent).
–	Expected return on shareholders’ assets includes the longer-term return on assets held to back capital and surplus.
–	The contribution from longevity reinsurance and other management actions to improve solvency during half year 2016 was £140 million (2015: £61 million). Further explanation and analysis is provided below

Contribution to UK life IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime

In the first half of 2016 management actions were taken to improve the solvency of UK insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £1.5 billion of IFRS annuity liabilities. As at 30 June 2016 the total IFRS annuity liabilities subject to longevity reinsurance were £10.7 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk and to increase the proportion of the annuity business that benefits from the matching adjustment under Solvency II.

During 2015, the longevity risk of £6.4 billion on a Pillar 1 basis was reinsured, of which £1.6 billion was carried out in the first half. Further, a number of other management actions were also taken to reposition the fixed income portfolio and improve matching adjustment efficiency.

The effect of these actions on the UK’s long term IFRS operating profit is shown in the tables below.

	IFRS operating profit of UK long-term business
	Half year 2016	Half year 2015
Shareholder-backed annuity new business:
Retail	27	17
Bulks	-	49
	27	66
In-force business:
Longevity reinsurance transactions	66	61
Impact of specific management actions to improve solvency	74	-
	140	61
With-profits and other in-force	306	309
Total Life IFRS operating profit	473	436

Notes on analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.
(ii)	Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(iii)	The half year 2015 comparative information has been presented at Actual Exchange Rates (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates.
(iv)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the period as opposed to opening and closing balances only. In half year 2016, given the significant equity market fluctuations in certain months during the period, average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. The half year 2015 average liabilities for fee income in Jackson have been calculated based on average of month end balances. The alternative use of the daily balances to calculate the average would have resulted in no change to the margin on the CER basis. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(v)	The DAC adjustment contains £14 million in respect of joint ventures in half year 2016 (half year 2015: £16 million).

Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2015 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2016 £m	2015 £m		%
	Half year	AER Half year	CER Half year	Half year 2016 vs half year 2015 AER	Half year 2016 vs half year 2015 CER
Hong Kong	96	69	73	39%	32%
Indonesia	193	167	172	16%	12%
Malaysia	71	61	58	16%	22%
Philippines	17	14	14	21%	21%
Singapore	111	105	109	6%	2%
Thailand	39	39	39	0%	0%
Vietnam	44	34	35	29%	26%
South-east Asia Operations inc. Hong Kong	571	489	500	17%	14%
China	20	12	12	67%	67%
India	22	22	21	0%	5%
Korea	15	19	18	(21)%	(17)%
Taiwan	13	8	8	63%	63%
Other	1	(3)	(2)	133%	150%
Non-recurrent itemsnote (ii)	42	29	29	45%	45%
Total insurance operationsnote (i)	684	576	586	19%	17%
Development expenses	(2)	(2)	(2)	0%	0%
Total long-term business operating profit	682	574	584	19%	17%
Eastspring Investments	61	58	60	5%	2%
Total Asia operations	743	632	644	18%	15%

Notes
(i)	Analysis of operating profit between new and in-force business
The	result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2016 £m	2015 £m
	Half year	AER Half year	CER Half year
New business strain†	(24)	(33)	(34)
Business in force	666	580	591
Non-recurrent itemsnote (ii)	42	29	29
Total	684	576	586
†	The IFRS new business strain corresponds to approximately 1 per cent of new business APE sales for half year 2016 (half year 2015: approximately 2 per cent). APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.

The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £42 million in 2016 (half year 2015: £29 million) represent a small number of items, including a gain from entering into a reinsurance contract in the period.

Analysis of asset management operating profit based on longer-term investment returns

	Half year 2016 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	440	155	61	109	765
Performance-related fees	9	1			10
Operating income (net of commission)note (i)	449	156	61	109	775
Operating expensenote (i)	(229)	(87)	(48)	(121)	(485)
Share of associate’s results	5	-	-	-	5
Group’s share of tax on joint ventures’ operating profit	-	(8)	-	-	(8)
Operating profit/(loss) based on longer-term investment returns	225	61	13	(12)	287
Average funds under management	£243.2bn	£102.2bn
Margin based on operating income*	36bps	30bps
Cost / income ratio**	52%	56%

	Half year 2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	491	149	47	175	862
Performance-related fees	1	2	-	-	3
Operating income (net of commission)note (i)	492	151	47	175	865
Operating expensenote (i)	(248)	(86)	(40)	(163)	(537)
Share of associate’s results	7	-	-	-	7
Group’s share of tax on joint ventures’ operating profit	-	(7)	-	-	(7)
Operating profit based on longer-term investment returns	251	58	7	12	328
Average funds under management	£260.1bn	£81.6bn
Margin based on operating income*	38bps	37bps
Cost / income ratio**	51%	58%

Notes

(i)	Operating income and expense include the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 to the unaudited condensed consolidated interim financial statements, the net post-tax income of the joint ventures and associates is shown as a single item.
(ii)	M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance-related fees							Operating income before performance-related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2016	247	87	193	21	440	36	30 Jun 2016	91	53	64	19	155	30
30 Jun 2015	309	86	182	19	491	38	30 Jun 2015	93	63	56	23	149	37
*	Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†	Institutional includes internal funds.

Short-term fluctuations in investment returns

Operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2016 the total short-term fluctuations in investment returns relating to the life operations were negative £1,168 million, comprising positive £26 million for Asia, negative £1,440 million in the US and positive £246 million in the UK.

The Asia positive £26 million short-term fluctuations principally reflect the net value movements on shareholders’ assets and related liabilities following the fall in bond yields across the region.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long term interest rates decline. Jackson charges annual fees for these guarantees which are in turn used to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of drops in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations of £1,440 million in the first half mainly reflect the net value movements on the guarantees and the associated derivatives of the 78bps fall in the 10-year US government bond yields during the period.

Jackson hedges on a macro-economic basis and an extension of its approach of seeking economic protection against declining rates has provided a further source of accounting asymmetry in the first half of 2016. Given poor value offered by traditional derivative instruments, at the start of 2016 Jackson opted to manage interest rate risk by further increasing its holding of long-dated US Treasuries, achieving an economically similar result when rates fall in a more efficient manner. At 30 June 2016 Jackson’s holding of US Treasuries totalled £6.3 billion in value (31 December 2015: £3.5 billion). The decline in interest rates observed during the first half of 2016 gave rise to unrealised gains on these US Treasuries of £627 million over the period, which provided an additional economic offset against the higher guaranteed reserves booked. Under the Group’s accounting policies, these unrealised gains were recorded within Other Comprehensive Income, rather than in the profit and loss account, giving rise to a further accounting asymmetry in Jackson’s reported profit for the period.

The UK non-operating profit of positive £246 million mainly reflects gains on bonds backing annuity capital and shareholders’ funds following the 89bps fall in 15-year UK gilt yields in the first half of 2016.

The negative short-term fluctuations in investment returns for other operations of £192 million (2015: positive £11 million) principally reflect unrealised value movements on financial instruments.

Amortisation of acquisition accounting adjustments

The amortisation primarily comprises the difference between the yield on the acquired investments on purchase of REALIC in 2012 based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of in-force business acquired is also included.

Effective tax rates

In the first half of 2016, the effective tax rate on operating profit based on longer-term investment returns was in line with the equivalent period last year at 23 per cent. A lower benefit from non-recurring tax credits was offset by a larger overall contribution to the operating profit from Asia which attracts a lower rate of tax.

The effective tax rate on the total profit was negative 3 per cent in the first half of 2016 (2015: 24 per cent), driven by the larger negative short-term investment fluctuations in the US insurance operations, which attract tax relief at a higher rate than the rates at which profits are taxed elsewhere in the Group.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £1,293 million remitted to tax authorities in the first half of 2016. This was lower than the equivalent amount of £1,574 million in the first half of 2015. This is principally due to lower corporation tax payments driven by the absence of two exceptional factors arising in 2015. In the US, a change in basis for taxing derivatives which affects the timing, but not the quantum, of tax payable accelerated tax payments into 2015 and decreased payments in 2016. In the UK, payments in 2015 reflected positive investment returns in 2014, while the adverse market conditions in late 2015 are reflected in the 2016 payments.

	2016 £m				2015 £m
	Half year				Half year	Full year
	Corporation taxes	Other taxes	Taxes collected	Total	Total	Total
Taxes paid in:
Asia	138	50	60	248	164	446
US	53	34	254	341	461	1,040
UK	93	99	484	676	941	1,491
Other	3	23	2	28	8	27
Total tax paid	287	206	800	1,293	1,574	3,004

Corporation taxes include amounts paid, by both Group companies and the Group’s share of joint ventures, on taxable profits. In certain countries this includes policyholder investment returns on certain life insurance products, such as in the UK, and withholding tax where this is a form of corporation tax, such as in Indonesia and the Philippines. Other taxes include property taxes, withholding taxes (allocated to the jurisdiction in which the withholding tax is paid), employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities that it is obliged to collect from employees, customers and third parties which include taxes on sales, and those associated with employee and annuitant payrolls.

Earnings per share (EPS)

	Actual Exchange Rate			Constant Exchange Rate
	2016 pence	2015 pence	Change %	2015 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	61.8	57.0	8	59.0	5
Basic earnings per share based on total profit after tax	26.9	56.3	(52)	58.2	(54)

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the following periods.

	2016 £m	2015 £m
	Half year	Half year
Earned premiums, net of reinsurance	17,394	17,884
Investment return	17,062	6,110
Other income	1,085	1,285
Total revenue, net of reinsurance	35,541	25,279
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(30,939)	(18,618)
Acquisition costs and other expenditure	(3,563)	(4,505)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(169)	(148)
Disposal of Japan life business:
Cumulative exchange loss recycled from other comprehensive income	-	(46)
Total charges, net of reinsurance	(34,671)	(23,317)
Share of profits from joint ventures and associates, net of related tax	86	122
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	956	2,084
Less tax charge attributable to policyholders’ returns	(292)	(202)
Profit before tax attributable to shareholders	664	1,882
Total tax charge attributable to policyholders and shareholders	(269)	(646)
Adjustment to remove tax charge attributable to policyholders’ returns	292	202
Tax credit (charge) attributable to shareholders’ returns	23	(444)
Profit for the period attributable to equity holders of the Company	687	1,438
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Earned premiums, net of reinsurance

	2016 £m	2015 £m
	Half year	Half year
Asia operations*	5,715	5,124
US operations	6,818	8,426
UK operations*	4,861	4,334
Total	17,394	17,884
*	The Asia and UK premiums exclude intra-group transactions.

Earned premiums, net of reinsurance, for insurance operations totalled £17,394 million in half year 2016 compared to £17,884 million in half year 2015. The decrease of £490 million for half year 2016 was driven by a decrease of £1,608 million in the US operations, partially offset by increases of £591 million in the Asia operations and £527 million in the UK operations.

a)	Asia

Earned premiums in Asia, net of reinsurance in half year 2016 were £5,715 million, an increase of 12 per cent compared to £5,124 million in half year 2015, on an actual exchange rate basis. Excluding the impact of exchange translation, earned premiums in Asia increased by 9 per cent compared to £5,261 million on a constant exchange rate basis in half year 2015. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. The growth in earned premiums reflects increases for both factors.

Our product solutions in Asia vary by market, but typically start with tailored morbidity or mortality riders and a long term savings component, with premium payments stretching over multiple years. This strategic preference underpins the quality of our new business production, which has a high proportion of regular premiums, and a significant proportion directed towards health and protection coverage which makes our business less correlated to investment markets.

In Hong Kong, we continue to generate business from both Mainland China residents and local customers. In Indonesia, trading conditions remain challenging, and in such an environment we have retained our more cautious approach to new business sales leading to a decline in sales. In Malaysia, we made good progress in developing the Bumi sector of the market. In Singapore, we remain focused on growing regular premium agency sales of protection products, which is driving improvements in the economics of new business written. Our decision to discontinue sales of universal life during 2015 means lower new business sales overall. In our other Asian markets we continue to focus on positioning our businesses for long term growth, with pleasing improvements in China in particular.

b)	United States

Earned premiums, net of reinsurance in the US decreased by 19 per cent from £8,426 million in half year 2015 to £6,818 million in half year 2016. Excluding the impact of exchange translation, earned premiums in the US decreased by 24 per cent compared to £8,958 million on a constant exchange rate basis in half year 2015. The decrease is driven by the disruption in the retirement markets by the US Department of Labor reforms, resulting in lower industry sales of variable annuities. The lower variable annuity sales were partially offset by higher opportunistic institutional sales. Traditional variable annuity sales excluding Elite Access were lower. Elite Access continues to be the undisputed leader in the investment-only variable annuity market. Sales of this product were also lower, due in part to the wider disruption in the variable annuity market, as well as a demand shift from qualified to non-qualified accounts. Notwithstanding this reduction, the proportion of variable annuity sales without living benefits remains significant.

c)	United Kingdom

Earned premiums, net of reinsurance for UK operations, increased from £4,334 million in half year 2015 to £4,861 million in half year 2016.

In the UK, at a time when asset yields are declining and consumers are becoming more self-reliant, the strength of our strong customer propositions in retail risk-managed products are proving ever more popular. The smoothed balanced-fund returns and volatility control offered by our sizeable and well capitalised UK with-profits funds continue to attract record levels of new business flows. The strategy of extending the PruFund range of investments to new product wrappers such as income drawdown, individual pensions and most recently to ISAs, has delivered a strong increase in the levels of sales for the retail business. Despite the continued volatility in financial markets, the with-profit fund performed strongly, achieving a 5.3 per cent pre-tax investment return during the first half of 2016, outperforming the FTSE All-Share index total return of 2.1 per cent over the same period.

This excellent performance demonstrates our success in diversifying our product portfolio in response to regulatory change and the expanding market for flexible retirement income and pensions products. As previously signalled, our appetite for annuities has diminished following the significant increase in capital requirements under Solvency II which have made annuities economically unattractive for Prudential. Consequently, we transacted no bulk annuity deals in the period (half year 2015: premiums of £1,169 million).

Investment return

	2016 £m	2015 £m
	Half year	Half year
Asia operations	2,683	634
US operations	2,528	2,054
UK operations	11,950	3,421
Unallocated corporate	(99)	1
Total	17,062	6,110

Investment return, principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2016 £m	2015 £m
	Half year	Half year
Asia operations
Policyholder returns
Assets backing unit-linked liabilities	220	415
With-profits business	1,726	53
	1,946	468
Shareholder returns	737	166
Total	2,683	634
US operations
Policyholders returns assets held to back (separate account) unit-linked liabilities	2,069	1,565
Shareholder returns	459	489
Total	2,528	2,054
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	446	163
Assets held to back unit-linked liabilities	1,122	813
With-profits fund (excluding SAIF)	6,756	2,421
	8,324	3,397
Shareholder returns
Prudential Retirement Income Limited (PRIL)	3,311	(23)
Other business	315	47
	3,626	24
Total	11,950	3,421
Unallocated corporate
Shareholder returns	(99)	1
Group Total
Policyholder returns	12,339	5,430
Shareholder returns	4,723	680
Total	17,062	6,110

Policyholder Returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•	Unit-linked business in the UK and Asia and Scottish Amicable Insurance Fund (SAIF) in the UK, for which the investment returns are wholly attributable to policyholders;
•	Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and
•	With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders’ profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders’ share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with an increase/decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business in the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore, impact shareholders’ profit directly. However, for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment returns of the assets backing liabilities of the UK shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders’ investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general account (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately, reflecting Jackson’s types of business, an allocation is made to policyholders through the application of crediting rates.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

(i)	debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential’s investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)	loans and receivables, which are carried at amortised cost.

Subject to the effect of these two exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property mainly held by with-profits funds. In addition, for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)	Asia

The table below provides an analysis of investment return attributable to Asia operations for the periods presented:

	2016 £m	2015 £m
	Half year	Half year
Interest/dividend income (including foreign exchange gains and losses)	719	522
Investment appreciation*	1,964	112
Total	2,683	634
*	Investment appreciation comprises net realised and unrealised gains and losses on the investments.

In Prudential’s Asia operations, equities and debt securities accounted for 37 per cent and 58 per cent, respectively of the total investment portfolio at 30 June 2016. The remaining 5 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. At 30 June 2015, the total proportion of the investment portfolio invested in equities and debt securities was 43 per cent and 52 per cent respectively, with the remaining 5 per cent similarly invested in loans and deposits with credit institutions. In Asia, investment returns increased from £634 million in half year 2015 to £2,683 million in half year 2016. This increase in investment returns primarily reflects favourable movements on debt securities in half year 2016 following falls in bond yields across the region during the period. Conversely, in half year 2015, there was adverse movement in debt securities following rises in bond yields.

b)	United States

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	2016 £m	2015 £m
	Half year	Half year
Investment return of investments backing US separate account liabilities	2,069	1,565
Other investment returns	459	489
Total	2,528	2,054

In the US, investment returns increased from £2,054 million in half year 2015 to £2,528 million in half year 2016. This £474 million favourable change arose from an increase of £504 million in the investment returns on investments backing variable annuity separate account liabilities from a gain of £1,565 million in half year 2015 to

£2,069 million in half year 2016 and a decrease in other investment returns from a gain of £489 million to a gain of £459 million. The primary driver for the increase in investment returns on investments backing variable annuity separate account liabilities as compared to the same period in 2015 was the more favourable movement in the US equity markets in half year 2016 than that experienced in half year 2015. The decrease of £30 million in other investment returns reflects the value movements in derivatives held to manage interest rate and equity risk exposures as noted previously and as discussed in note B1.2 to the unaudited condensed consolidated interim financial statements.

c)	United Kingdom

The table below provides an analysis of investment returns attributable to UK operations for the periods presented:

	2016 £m	2015 £m
	Half year	Half year
Interest/dividend income	3,363	3,640
Investment appreciation (depreciation) and other investment returns	8,587	(219)
Total	11,950	3,421

In Prudential’s UK operations, equities, debt securities and investment properties accounted for 28 per cent, 50 per cent and 8 per cent, respectively of the total investment portfolio at 30 June 2016. The remaining 14 per cent of the total investment portfolio at 30 June 2016 comprised loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. At 30 June 2016, the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at 30 June 2015. The increase in investment appreciation and other investment returns from a gain of £3,421 million in half year 2015 to a gain of £11,950 million in half year 2016 primarily reflects favourable valuation movement in debt securities following falling bond yields in the period.

d)	Unallocated corporate and intragroup elimination

The investment returns for unallocated corporate and intragroup elimination decreased by £100 million from a gain of £1 million in half year 2015 to a loss of £99 million in half year 2016 which include the unrealised value movements on financial instruments and foreign exchange items.

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2016 £m	2015 £m
	Half year	Half year
Asia operations	(6,064)	(4,022)
US operations	(9,704)	(8,443)
UK operations	(15,171)	(6,153)
Total	(30,939)	(18,618)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefits and claims and movement in unallocated surplus, net of reinsurance, of with-profits funds increased to £30,939 million in half year 2016 compared to £18,618 million in half year 2015. The amounts of the period to period change attributable to each of the underlying reasons as stated above are shown below:

	2016 £m	2015 £m
	Half year	Half year
Claims incurred, net of reinsurance	(12,196)	(11,937)
Increase in policyholder liabilities, net of reinsurance	(18,450)	(6,302)
Movement in unallocated surplus of with-profits funds	(293)	(379)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(30,939)	(18,618)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £30,939 million for half year 2016 (half year 2015: £18,618 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities and deaths, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the year on year variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations.

These variations are driven by changes to investment returns reflected in the balance sheet measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including the US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

An analysis of statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the condensed consolidated financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group’s share of the policyholder liabilities of the Asia joint ventures that are accounted for on an equity method basis in the Group’s financial statements.

The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)	Asia

In half year 2016, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £6,064 million, representing an increase of £2,042 million compared to £4,022 million in half year 2015. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	2016 £m	2015 £m
	Half year	Half year
Claims incurred, net of reinsurance	(1,988)	(2,314)
Increase in policyholder liabilities, net of reinsurance	(4,502)	(1,649)
Movement in unallocated surplus of with-profits funds	426	(59)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(6,064)	(4,022)

The growth in policyholder liabilities reflected the increase due to the combined growth of new business and the in-force books in the region.

The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations’ with-profits policies also fluctuated with the investment performance of the funds.

b)	United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums while, withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In half year 2016, the accounting charge for benefits and claims increased by £1,261 million to £9,704 million compared to £8,443 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	2016 £m	2015 £m
	Half year	Half year
Claims incurred, net of reinsurance	(5,007)	(4,963)
Increase in policyholder liabilities, net of reinsurance	(4,697)	(3,480)
Benefits and claims, net of reinsurance	(9,704)	(8,443)

The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pounds sterling at the average exchange rates for the relevant periods.

The charges in each period comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, in any given period. First, the investment returns on the assets backing the variable annuity separate account liabilities changed from £1,565 million in half year 2015 to £2,069 million in half year 2016 as shown in the section ‘Investment returns (b) United States’ above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net flows of the US insurance operations’ variable annuity separate account liabilities in note C4.1(c) to the unaudited condensed consolidated interim financial statements. The net flows of the variable annuity separate account liabilities shown in that note for half year 2016 were £2,296 million as compared with £4,116 million for half year 2015.

c)	United Kingdom

The overall charge for benefits, claims and the transfer to unallocated surplus increased from £6,153 million charge in half year 2015 to £15,171 million in half year 2016. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	2016 £m	2015 £m
	Half year	Half year
Claims incurred, net of reinsurance	(5,201)	(4,660)
(Increase) decrease in policyholder liabilities, net of reinsurance:
SAIF	13	288
PRIL	(1,588)	(216)
Unit-linked and other non-participating business	(1,592)	(219)
With-profits (excluding SAIF)	(6,084)	(1,026)
	(9,251)	(1,173)
Movement in unallocated surplus of with-profits funds	(719)	(320)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(15,171)	(6,153)

Claims incurred in the UK operations of £5,201 million in half year 2016 represented an increase from the £4,660 million incurred in half year 2015.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the higher market returns in half year 2016 compared to half year 2015 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £6,153 million in half year 2015 to a net charge of £15,171 million in half year 2016.

SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the run off of the underlying liabilities. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For PRIL, the increases in policyholder liabilities arise principally from three factors, namely, (i) changes to the discount rate applied to projected future annuity payments; (ii) premium income and; (iii) changes to assumptions.

For unit-linked business, the variations in the increases in the related policyholder liabilities were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF). The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment returns of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

(a)	Investment returns included in full in the income statement and are attributable either to contracts or unallocated surplus.

(b)	Investment returns, to the extent attributable to contracts, directly affect asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)	Investment returns, to the extent attributable to unallocated surplus, form the majority part of the movement in such surplus in the income statement.

Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders’ bonus is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment returns, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

Prudential does not take into account the surplus assets of the long-term fund, or the investment returns, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with requirements concerning treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential’s ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

Acquisition costs and other expenditure

	2016 £m	2015 £m
	Half year	Half year
Asia operations	(1,769)	(1,389)
US operations	(598)	(1,444)
UK operations	(1,223)	(1,713)
Unallocated corporate and intragroup elimination	27	41
Total	(3,563)	(4,505)

Total acquisition costs and other expenditure of £3,563 million in half year 2016 were 21 per cent lower than the £4,505 million incurred in half year 2015. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders are in respect of the funds managed on behalf of third parties which are consolidated but have no recourse to the Group and reflect the change in the overall returns in these funds in the period.

a)	Asia

Total acquisition costs and other expenditure for Asia in half year 2016 were £1,769 million representing an increase of £380 million compared to £1,389 million in half year 2015. This increase was due to increased acquisition costs, net of change in deferred acquisition costs, and increases in other operating expenses as the business continues to expand. In addition, there was also an increase in the charge for investment gains attributable to external to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

b)	United States

Total acquisition costs and other expenditure for the US of £598 million in half year 2016 represented a decrease of £846 million against the £1,444 million incurred in half year 2015. The decrease of £846 million from 2015 to 2016 includes an exchange translation impact of £91 million. Excluding the currency volatility, total acquisition costs and other expenditure decreased by £755 million from half year 2015 to half year 2016.

The period on period decrease primarily reflects decreases in the charge for acquisition costs in the income statement, net of change in deferred acquisition costs of which a significant element is due to the amortisation attaching to the varying level of short-term fluctuations in investment returns in each period. This was partially offset by a marginal increase in operating expenses which have increased primarily as a result of higher asset-based commissions.

c)	United Kingdom

Total acquisition costs and other expenditure for the UK decreased by 29 per cent from £1,713 million in half year 2015 to £1,223 million in half year 2016. This decrease arose primarily from the decrease in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges decreased by £489 million from £612 million in half year 2015 to £121 million in half year 2016.

d)	Unallocated corporate and intragroup elimination

Other net expenditure comprising a credit of £27 million in half year 2016 decreased compared to the credit of £41 million in half year 2015. Other net expenditure comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses such as the asset management fees charged by the Group’s asset management businesses to the insurance operations.

IFRS Shareholders’ Funds and Shareholder-backed Policyholder Liabilities

Movement on shareholders’ funds

The following table sets forth a summary of the movement in Prudential’s shareholder funds for half year 2016 and half year 2015:

	IFRS
	2016 £m	2015 £m
	Half year	Half year
Profit after tax for the period	687	1,438
Exchange movements, net of related tax	806	(120)
Unrealised gains and losses on Jackson securities classified as available for sale, net of related changes to deferred acquisition costs and tax	1,094	(388)
Dividends	(935)	(659)
Other	(2)	22
Net increase in shareholders’ funds	1,650	293
Shareholders’ funds at beginning of the period	12,955	11,811
Shareholders’ funds at end of the period	14,605	12,104
Shareholders’ value per share	566p	471p
Return on Shareholders’ funds*	24%	25%
*	Annualised operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.

In the first half of 2016 UK sterling weakened relative to the US dollar and various Asian currencies. With approximately 58 per cent of the Group’s IFRS net assets denominated in non-sterling currencies this generated a positive foreign exchange movement on net assets in the period. In addition, the significant fall in US long-term rates between the start and the end of the reporting period produced substantial unrealised gains on the fixed income securities held by Jackson accounted through Other Comprehensive Income.

After taking these movements together with the profit for the period and dividends paid, the Group’s IFRS shareholders’ funds at 30 June 2016 increased by 21 per cent to £14.6 billion (30 June 2015: £12.1 billion on an actual exchange rate basis).

Shareholder-backed policyholder liabilities and net liability flows1

	2016 £m				2015 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net liability flows[2]	Market and other movements	At 30 June 2016	At 1 January 2015	Net liability flows[2]	Market and other movements	At 30 June 2015
Asia[1]	27,844	1,001	4,503	33,348	26,410	834	57	27,301
US	138,913	2,855	17,387	159,155	126,746	4,351	(1,430)	129,667
UK	52,824	(1,699)	4,286	55,411	55,009	(856)	503	54,656
Total Group	219,581	2,157	26,176	247,914	208,165	4,329	(870)	211,624

Focusing on the business supported by shareholder capital, which generates the majority of the life profit, in the first half of 2016 net flows into our businesses were overall positive at £2.2 billion. This was driven by our US and Asian operations, as we continue to focus on both retaining our existing customers and attracting new business to drive long-term value creation. Net outflows in the UK are partly due to the impact of large investment-only corporate pension schemes transfers combined with annuity payments that are no longer offset by new business inflows following the reduction in annuity sales.

The weakening of sterling in late June contributed a total £18.3 billion positive foreign exchange movement which, together with favourable investment and other movements, led to an additional £26.2 billion increase in policyholder liabilities, with much of this increase arising at the end of the reporting period. The average total policyholder liabilities3 were 11 per cent higher, having increased from £209.9 billion in the first half of 2015 to £233.7 billion in the equivalent period this year. The 11 per cent increase in the Group’s aggregate life IFRS operating profit on an actual exchange rate basis is in line with the growth in average policyholder liabilities.

[1]	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
[2]	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
[3]	Average is calculated as opening plus closing balances for the period divided by two.

Other Results Based Information

Funds under management

(a) Summary

	2016 £bn	2015 £bn
	30 Jun	31 Dec
Business area:
Asia operations	66.3	54.0
US operations	156.5	134.6
UK operations	180.9	168.4
Prudential Group funds under managementnote (i)	403.7	357.0
External fundsnote (ii)	158.6	151.6
Total funds under management	562.3	508.6

Notes

(i)	Prudential Group funds under management of £403.7 billion (31 December 2015: £357.0 billion) comprise:

	2016 £bn	2015 £bn
	30 Jun	31 Dec
Total financial investments per the consolidated statement of financial position	398.2	352.0
Less: investments in joint ventures and associates accounted for using the equity method	(1.1)	(1.0)
Internally managed funds held in joint ventures	6.2	5.6
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.4
Prudential Group funds under management	403.7	357.0

(ii)	External funds shown above as at 30 June 2016 of £158.6 billion (31 December 2015: £151.6 billion) comprise £169.8 billion (31 December 2015: £162.7 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.2 billion (31 December 2015: £11.1 billion) that are classified within Prudential Group’s funds.

(b)	Investment products – external funds under management

	Half year 2016 £m			Full year 2015 £m
	Eastspring Investments note	M&G	Group total note	Eastspring Investments note	M&G	Group total note
At beginning of period	36,287	126,405	162,692	30,133	137,047	167,180
Market gross inflows	68,465	9,731	78,196	110,396	33,626	144,022
Redemptions	(68,221)	(16,697)	(84,918)	(103,360)	(40,634)	(143,994)
Market exchange translation and other movements	3,618	10,217	13,835	(882)	(3,634)	(4,516)
At end of period	40,149	129,656	169,805	36,287	126,405	162,692

Note

The £169.8 billion (31 December 2015: £162.7 billion) investment products comprise £162.4 billion (31 December 2015: £156.7 billion) plus Asia Money Market Funds of £7.4 billion (31 December 2015: £6.0 billion).

(c)	M&G and Eastspring Investments – total funds under management

	Eastspring Investments note		M&G
	2016 £bn	2015 £bn	2016 £bn	2015 £bn
	30 Jun	31 Dec	30 Jun	31 Dec
External funds under management	40.1	36.3	129.7	126.4
Internal funds under management	64.8	52.8	125.7	119.7
Total funds under management	104.9	89.1	255.4	246.1

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2016 of £7.4 billion (31 December 2015: £6.0 billion).

Foreign currency source of key metrics

The tables below show the Group’s key IFRS metrics analysis by contribution by currency group:

IFRS half year 2016 results

	Pre-tax operating profit %	Shareholders’ funds %
	notes (2),(3),(4)	notes (2),(3),(4)
US$ linkednote(1)	19	18
Other Asia currencies	17	18
Total Asia	36	36
UK sterlingnotes (3),(4)	21	42
US$note (4)	43	22
Total	100	100

Notes

(1)	US$ linked comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)	Includes long-term, asset management business and other businesses.
(3)	For operating profit and shareholders’ funds, UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
(4)	For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

Liquidity and Capital Resources

Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential’s capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

After making sufficient enquiries the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Overview

We remain disciplined in our approach to capital management. Operating capital generation in the first half of 2016 continued to make a sizeable contribution, adding to the surplus at the beginning of the year and helping to absorb market effects during the period. At 30 June 2016, the Group Solvency II capital surplus1 was estimated at £9.1 billion, which is equivalent to a Group Solvency II capital ratio of 175 per cent (31 December 2015: £9.7 billion, equivalent to a ratio of 193 per cent).

Further information on our capital and Solvency II position is provided in the Capital Management section of this document.

Group and holding company cash flow

Holding company cash flow differs from Prudential’s consolidated cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Operating holding company cash flow for the first half of 2016 before the shareholder dividend was £919 million, £19 million higher than the first half of 2015. After deducting the shareholder dividend, the operating holding company cash flow was negative £16 million (half year 2015: positive £241 million).

Cash remittances to the Group from business units

Cash remitted to the corporate centre in the first half of 2016 amounted to £1,118 million. Asia’s net remittances of £258 million were consistent with those in the first half of 2015, which included £42 million of one-off proceeds from the sale of the Japan life business. Excluding these, underlying remittances from Asia were up 19 per cent. Our disciplined approach to balancing trade-offs between growth, value and risk, enabled Jackson to make a sizeable remittance of £339 million in the first half, albeit lower than last year when investment market conditions were more benign. The remittances from UK Life and M&G were broadly in line with the first half of 2015. Actions completed in the period including internal restructuring that has enabled us to centrally access resources previously held at intermediary holding and other companies contributed £131 million to the remittances total. As the restructuring is now complete, these are not expected to recur.

Cash remitted to the Group in the first half of 2016 was used to meet central costs of £199 million (2015: £168 million), pay the 2015 second interim ordinary and special dividend and finance the final up-front payment for the renewal of the distribution agreement with Standard Chartered Bank. We took advantage of the low interest rate environment to issue US $1 billion of perpetual subordinated debt at attractive rates in early June. The proceeds will be used for general business purposes and to support the withdrawal of Solvency II grandfathered debt in due course. Reflecting these movements in the period, total holding company cash at 30 June 2016 was £2,546 million compared to £2,094 million at the end of 2015.

[1]	Before allowing for first interim dividend (31 December 2015: Second interim dividend)

Dividend payments

The total cost of dividends settled by Prudential were £935 million and £659 million for the periods ended 30 June 2016 and 2015, respectively.

As in previous years, the first interim dividend for 2016 has been calculated formulaically as one third of the prior year’s full year ordinary dividend, excluding special dividends. The Board has approved a first interim dividend for 2016 of 12.93 pence per share, which equates to an increase of 5 per cent over the 2015 first interim dividend.

The Group’s dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Debt service costs

Debt service costs charged to profit in respect of core borrowings paid by Prudential in the first half of 2016 were £169 million compared with £148 million in the first half of 2015. Of total consolidated borrowings of £5,966 million as at 30 June 2016, the parent company had core borrowings of £5,505 million outstanding, all of which have contractual maturity dates of more than five years.

Dividends, loans and interest received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves arise from the emergence of profits from the company’s long-term business. For the company’s with-profits business the profits reflect the profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for the first half of 2016 and 2015.

	2016 £m	2015 £m
	Half year	Half year
Asian Operations	321	320
US Operations	339	403
UK Life	215	201
M&G	150	151
Prudential Capital	25	25
Other UK	131	30
Total	1,181	1,130

Each of Prudential’s main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Corporate transactions

Entrance into Zambia

In June 2016 we completed the acquisition of Professional Life Assurance of Zambia, increasing Prudential’s insurance business footprint in Africa to four markets. Across Ghana, Kenya, Uganda and now Zambia we are gradually laying the foundations for what we hope will become a meaningful component of the Group in the years to come. Our current focus in these businesses is on growing our distribution; at 30 June we had nearly 1,500 agents and five local bank partnerships (four exclusive) in place across these businesses.

Shareholders’ net core structural borrowings

	30 Jun	31 Dec
	2016 £m	2015 £m
Shareholders’ borrowings in holding company	5,505	4,567
Prudential Capital	275	275
Jackson surplus notes	186	169
Total	5,966	5,011
Less: Holding company cash and short-term investments	(2,546)	(2,173)
Net core structural borrowings of shareholder-financed operations	3,420	2,838

Our financing and central liquidity position remained strong throughout the period. Our central cash resources amounted to £2.5 billion at 30 June 2016 (31 December 2015: £2.2 billion). Total core borrowings increased by £1.0 billion to £6.0 billion following the issue of US$1 billion (£738 million at 30 June 2016) 5.25 per cent tier 2 perpetual subordinated debt in June 2016 and the impact of currency movements.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 30 June 2016, we had issued commercial paper under this programme totalling £182 million and US$ 2,370 million.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring between 2020 and 2021. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2016.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 30 June 2016, the gearing ratio (core debt, net of cash and short-term investments, expressed as a proportion of IFRS shareholders’ funds plus net core debt) was 19 per cent (31 December 2015: 18 per cent).

Prudential plc has debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of PAC is rated AA by Standard & Poor’s, Aa3 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

All ratings on Prudential and its subsidiaries have been reaffirmed on stable outlook except for PAC, which was placed on negative outlook by Moody’s in June 2016 following the UK referendum on EU membership.

Consolidated Cash Flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential’s unaudited condensed consolidated interim financial statements.

Net cash inflows in the first half of 2016 were £57 million. This amount comprised inflows of £803 million from operating activities less outflows of £334 million from investing activities, and £412 million from financing activities. During the first half of 2015 net cash outflows were £2,128 million comprising of inflows of £2,399 million from operating activities, less outflows of £56 million from investing activities, and £215 million from financing activities.

As at 30 June 2016, the Group held cash and cash equivalents of £8,530 million compared with £7,782 million at 31 December 2015, an increase of £748 million (representing net cash inflows of £57 million outlined above, and the effect of exchange rate changes of £691 million).

Contingencies and Related Obligations

Details of the main changes to Prudential’s contingencies and related obligations that have arisen in the six month period ended 30 June 2016 are set out in note D1 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments

Details of the uses of derivative financial instruments by Prudential are as provided in the Group’s 2015 annual report on Form 20-F.

Commitments

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 30 June 2016 were £427 million.

At 30 June 2016, Jackson has unfunded commitments of £442 million related to its investments in limited partnerships and of £445 million related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and the Company does not expect these commitments to have a material adverse impact on its operations.

Risk and Capital Management

Risk Management

Introduction

The Group aims to help customers achieve their long-term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and deliver real value. We recognise that we are implicitly committing to customers that we will maintain a healthy company, and are there to meet our long-term commitments to them.

From the shareholder’s perspective, we generate value by selectively taking exposures to risks that are adequately rewarded and that can be appropriately quantified and managed. The Group’s approach is to retain risks where doing so contributes to value creation, the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to manage appropriately the risk.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

Principles and objective

Prudential defines ‘risk’ as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential. As such, material risks will be retained only where this is consistent with the Group’s risk appetite framework and its philosophy towards risk-taking.

Risk governance

The organisational structures, reporting relationships, delegation of authority, and roles and responsibilities that Group Head Office and the business units establish to make decisions and control their activities on risk-related matters form the foundation of Prudential’s risk governance. Effective risk governance encompasses individuals, Group-wide functions and committees involved in the management of risk.

Risk framework

The Group’s risk framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to market, credit, insurance, liquidity and operational risks is monitored and managed by the Group Risk function whose responsibility is to seek to ensure the maintenance of an adequate risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group and is based on the concept of the ‘three lines of defence’. These comprise risk-taking and management, risk control and oversight, and independent assurance.

The key risks inherent in the insurance and capital management operations of Prudential’s business:

Risks from our investments	Risks from our products	Risks from our business operations
Uncertainty around investment returns can arise through credit risk via the potential of defaults, and market risks resulting from the volatility of asset values as a result of fluctuations in equity prices, interest rates, foreign exchange and property prices. Liquidity risk is also a key area of focus. Regular stress testing is undertaken to ensure the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and in stress scenarios.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions.

In common with other life insurers, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, and claims inflation.

Operational risk

As a Group we are dependent on the successful processing of a large number of transactions, utilising various IT systems and platforms across numerous and diverse products.

We also operate under the ever-evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

Risk mitigation and hedging

We manage our risk profile according to our desired acceptance of risk. To do this, Group Head Office and the business units maintain risk registers that include details of the risks identified and of the controls and mitigating actions used in managing them. Our identified keys risks are set out in the table below.

Key Risks

Risk Type	Risk Definition
Market Risk Equity Investment risk Interest rates Foreign exchange	The risk of loss for our business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
Credit Risk Counterparty Invested credit	The risk of loss for our business, or of adverse change in the financial situation, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).
Insurance Risk Mortality/Longevity Morbidity/Health Persistency Medical expense inflation risk	The risk of loss for our business, or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and claim inflation.
Liquidity Risk	The risk of the Group being unable to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stress scenarios.
Operational Risk Regulatory and legislative compliance Third party management IT and information (including cybersecurity) Business continuity	The risk of loss (or unintended gain/profit) arising from inadequate or failed internal processes, or from personnel and systems, or from external events (other than those external events covered under Business Environment Risk).

Risk Type	Risk Definition
Business Environment Risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy
Strategic Risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

The drivers of each of the key risks vary by business unit, and depend primarily on the value of locally held products.

Market Risk

Market conditions worsened during 2016 with periods of significant increases in volatility, particularly following the UK’s referendum on membership of the European Union (EU) which returned a majority in favour of the UK leaving the EU. In the immediate aftermath of the result announcement UK government bond yields, swap rates and equity markets fell sharply while UK sterling made an unprecedented fall against the US dollar. Some markets, particularly UK equities, have recovered since the referendum result although the recovery is more pronounced for global UK-listed firms over smaller UK-focused ones. Interest rates have reduced significantly across many countries that we operate in and rates may now remain at current low levels or lower for a longer period of time. Interest rates in the United States fell post-referendum as investors seeking a safe haven increased demand for US government bonds. The Bank of England, in particular, has taken a number of steps in response to current market conditions including cutting interest rates to a record low and initiating a programme of buying UK government and corporate bonds (often referred to as quantitative easing). The uncertainty in market conditions is expected to continue while the UK’s future relationship with the EU is uncertain and the key risks to the business should be understood in this context.

Investment Risk

In Prudential UK, investment risk arising out of the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund’s large inherited estate – estimated at £8.2 billion1 as at 30 June 2016 on a Solvency II basis – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equities arises from unit-linked products where revenue is linked to funds under management and from its with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of ‘spread business’, including fixed annuities, these assets are generally bonds and our shareholder exposure comes from the minimum asset return required to be generated to meet the guaranteed rates of return offered to policyholders. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from the guarantees on return on investments embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. In recent years, further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting. The Jackson IFRS shareholders’ equity and US statutory capital are also sensitive to the effects of policyholder behaviour on the valuation of guarantees.

[1]	Representing Solvency II own funds of the UK with-profit funds.

Interest Rate Risk

Long-term rates remain at a near-historic low in the US, the UK and some Asian countries in which Prudential operates (and in some jurisdictions have become negative). Products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates. However, this remains an area of sensitivity and persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. Under the European Union’s Solvency II Directive, additional interest rate exposure is created due to the nature of the construction of this balance sheet, such as the inclusion of the risk margin. The UK business continually assesses the need for any derivative overlays in managing this sensitivity. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall.

Interest rate risk across the entire business is managed through the use of interest rate swaps, interest rate options and hybrid options (options protecting against simultaneous decreases in equity values and interest rates).

Foreign Exchange Risk

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the accounting balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposure to foreign exchange risks in currencies outside the local territory. Where this arises, currency borrowings, swaps and other derivatives are used to manage exposures.

Credit Risk

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality to seek to ensure the diversification of the portfolio and have in place collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group and conducts sector and/or name-specific reviews as required. During 2015 it conducted sector reviews in the banking, commodities and energy sectors. In 2016 it has conducted a review into the Asian banking sector and considered exposure to alternative investments. It continues to monitor key counterparties through the market volatility.

Debt and loan portfolio

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, with fixed income assets of £35.3 billion (excluding unit-linked). Credit risk arising from a further £47.2 billion of fixed income assets is largely borne by the with-profits fund, although in extremis shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £35.5 billion at 30 June 2016. Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 32 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £41.1 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £3.4 billion as at 30 June 2016 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Certain sectors have seen specific pressure during 2015 and into early 2016. The Group’s credit exposure to the oil and gas sector represents approximately 4 per cent or £3.2 billion of the shareholder credit portfolio. Prolonged, depressed oil prices are expected to exert downward rating pressure within the sector, which is being monitored closely through Group risk processes and the Group Credit Risk Committee. Similarly, this sector is subject to ongoing monitoring and regular management information reporting to the Group’s risk committees.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

Sovereign debt represented 19 per cent or £17.4 billion of the debt portfolio backing shareholder business at 30 June 2016 (31 December 2015: 17 per cent or £12.8 billion). 4 per cent of this was rated AAA and 94 per cent investment-grade (31 December 2015: 44 per cent AAA, 94 per cent investment-grade). The primary driver of the change in holdings of AAA rated sovereign debts from 31 December 2015 is the downgrade of UK sovereign debt following the outcome of the referendum on UK membership of the EU. At 30 June 2016, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt2 was £745 million. 73 per cent of this was AAA rated (31 December 2015: 75 per cent AAA rated). We do not have any sovereign debt exposure to Greece.

Bank debt exposure and Counterparty Credit Risk

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 30 June 2016 are given in Note C3.3(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk. At 30 June 2016, shareholders’ exposure to corporate debt by rating and sector is shown below:

•	97 per cent of the shareholder portfolio is investment-grade rated. In particular, 66 per cent of the portfolio is rated A- and above[3].
•	The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and utilities sectors).

[2]	Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trust and similar funds.
[3]	In the Shareholder Exposure by Rating’ ~ 75 per cent of non-rated assets are internally rated, privately held loans.

Insurance Risk

Insurance risk constitutes a sizeable proportion of the Group’s exposure; the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance and claim inflation.

Longevity risk (people’s propensity to live longer) is a significant contributor to our insurance risk exposure and is also capital-intensive under the Solvency II regime. One tool used to manage this risk is reinsurance. To date in 2016 we completed deals on a number of tranches of retail annuity liabilities when terms were sufficiently attractive and aligned with our risk management framework. The enhanced pensions freedoms introduced in the UK in 2015 have greatly reduced the demand for retail annuities and further liberalisation is anticipated. However, given our significant UK annuity portfolio, the assumptions that we make about future rates of mortality improvement will remain key to the measurement of insurance liabilities and to the assessment of any subsequent reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there remains considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity assumptions.

Morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, a key assumption is the rate of medical inflation, typically in excess of general price inflation. This is the risk that the expenses of medical treatment increase more than expected, so that the medical claim cost passed on to Prudential is much higher. Medical expense inflation risk is best mitigated through retaining the right to regularly re-price our products and by having suitable overall claim limits within our policies, either limits per type of claim or in aggregate across policies.

Our persistency assumptions similarly reflect recent experience for each relevant line of business, and future expectations. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk. Modelling this ‘dynamic’ policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within product features. The effect of persistency on our financials can vary but mostly depends on the value of the product features and market conditions.

Liquidity Risk

The Group has significant internal sources of liquidity, which are sufficient to meet all of its expected requirements, for a period of at least 12 months from the date the financial statements are approved, without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring between 2020 and 2021. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and are assessed to be sufficient.

Operational Risk

The Group does not actively seek to take operational risk to generate returns. Instead, it accepts a level of risk whereby the controls in place should prevent material losses, but should also not excessively restrict business activities. Direct and/or indirect financial losses are likely to arise if there is a failure to develop, implement and monitor appropriate controls.

For each business unit, accountabilities for operational risk management and oversight are based on the principles of the ‘three lines of defence’ model of risk-taking and management, risk control and oversight, and independent assurance. The approach adopted is proportional to the size, nature and complexity of the business unit and the risks it manages.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Executive Risk Committee.

This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Top Operational Risks

Key areas of focus within the operational risk framework are:

•	the risk of non-compliance due to the momentum of regulatory change in both our developed and developing markets, as well as recognising that Prudential’s designation as a Global Systemically Important Insurer requires the Group to comply with additional policy measures including enhanced Group-wide supervision;
•	the risk of improper, or mis-selling of Prudential products and the resulting risk of censure from local regulators;
•	the risk of regulatory censure due to poor conduct or weaknesses in systems and controls;
•	the risk of censure for money laundering, sanctions or anti-bribery and corruption failures;
•	the risk that reliance on IT infrastructures which support core activities/processes of the business, could fail or otherwise negatively impact business continuity and scalability needed to support the growth and changing needs of the business;
•	the risk of a significant failure of a third-party provider impacting critical services;
•	the risk of trading, transacting or modelling errors having a material cost across Group;
•	the risk of the Group failing to attract and retain quality senior managers and other key employees;
•	the risk that key people, processes and systems are unable to operate (thus impacting the on-going operation of the business) due to a significant unexpected external event occurring (e.g. a pandemic, terrorist attack, natural disaster, political unrest); and
•	the risk of losses resulting from damage to the firm’s reputation. This can be either real or perceived reputational damage but which could nevertheless diminish the standing of the organisation in the eyes of key stakeholders (e.g. customers, shareholders), destroy shareholder value, adversely impact revenues or result in significant costs to rectify.

Cyber Security

Cyber security is an increasingly important risk facing the Group. The risk is that a member of the Group could be the target of a cyber-related attack which could result in disruption to the key operations, make it difficult to recover critical services, damage assets, and compromise data (both corporate and customer). This is a global issue which is rising in prominence across the financial services industry. As a result of Prudential’s increasing market profile, the growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a Global Systemically Important Insurer, there is an increased likelihood of Prudential being considered a target by cyber criminals. A number of industry, company-wide and local business unit-specific initiatives are underway in response to this risk.

Business environment and strategic risks

Global Regulatory and Political Risk

There are a number of on-going policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority reviews on-going engagement with the Prudential Regulation Authority, and include the work of the Financial Stability Board and standard-setting institutions such as the International Association of Insurance Supervisors.

The International Association of Insurance Supervisors has various initiatives. On 18 July 2013, it published a methodology for identifying Global Systemically Important Insurers, and a set of policy measures that will apply to them, which the Financial Stability Board endorsed. An updated methodology for identifying Global Systemically Important Insurers was published by the International Association of Insurance Supervisors on 16 June 2016. Groups designated as a Global Systemically Important Insurer are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a Global

Systemically Important Insurer was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a Global Systemically Important Insurer.

The Global Systemically Important Insurer regime also introduces two types of capital requirements. The first, a Basic Capital Requirement, is designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption requirement reflects the drivers of the assessment of Global Systemically Important Insurer designation. The International Association of Insurance Supervisors intends for these requirements to take effect from January 2019, but Global Systemically Important Insurers will be expected to report privately to their group-wide supervisors in the interim.

The International Association of Insurance Supervisors is also developing a Common Framework (ComFrame) which is focused on the supervision of Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that are intended to apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for Global Systemically Important Insurers. Further consultations on the Insurance Capital Standard are expected over the coming years and a version of the Insurance Capital Standard is expected to be adopted as part of ComFrame in late 2019.

The International Association of Insurance Supervisors’ Insurance Core Principles, which provide a globally accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia.

The European Union’s Solvency II Directive came into effect on 1 January 2016. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021.

Similar national and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry.

On 23 June 2016, the UK held a referendum in which a majority of the voting population voted in favour of the UK leaving the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to the country’s major trading markets, including the single EU market is currently unknown. The ongoing uncertainty and likelihood of a lengthy negotiation period may increase volatility in the markets where the Group operates and creates the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary policy easing and investor sentiments. The Group has several UK domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. However the Group’s diversification by geography, currency, product and distribution should reduce the impact on the Group. Contingency plans were developed ahead of the referendum by business units and operations that may be immediately impacted by a vote to withdraw the UK from the EU and these plans have been enacted since the referendum result.

In the US, the Department of Labor proposal issued in April 2016 to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts could dramatically reshape the distribution of retirement products. Jackson’s strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

Emerging Risks

Generally, emerging risks are qualitative in nature and are not amenable to modelling using statistical techniques. The emerging risk identification process at Prudential seeks to leverage the expertise of the organisation through a combination of top-down and bottom-up assessments of risks. Following two years of development, the emerging risk identification process is now well embedded across the Group.

The use of ‘brainstorming’ sessions at various levels of the organisation is a central pillar of the emerging risk identification process to identify, develop and challenge potential emerging risks. Input is also taken from external speakers, forums and databases.

The Group has also sought to maintain contacts with industry experts and peers to benchmark and refine the emerging risk management process. For example, Prudential has been a member of the Emerging Risk Initiative at the CRO Forum for two years, and chaired this initiative for 2015.

Risk factors

Our disclosures covering risk factors can be found in the “Risk Factors” section of this document.

Risk Management Cycle and Governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Risk identification

The Group’s risk profile is a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing.

An annual ‘top-down’ identification of our key risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The bottom-up approach of risk identification is more granular and refers to the processes by which the business units identify, assess and document risks, with the appropriate coordination and challenge from the risk functions.

The Group Own Risk and Solvency Assessment Report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the Group Own Risk and Solvency Assessment Report covers the full known risk universe of the Group.

Insurers are also required to undertake Reverse Stress Testing, which requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies. The actions considered form a part of our Recovery Plan.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s Internal Model, which is used to determine capital requirements under the Solvency II Pillar 1 and economic capital bases. Governance arrangements are in place to support the internal model. This includes independent validation and process and controls around model changes and limitations.

Manage and control

The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies. These risk policies define:

•	the Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;

•	the processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
•	the flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

Monitoring and reporting

The management information received by the Group Risk Committees and the Board is tailored around the risks identified in the annual ‘top-down’ process, and also covers on-going developments in other key and emerging risks.

Risk Appetite and Limits

The extent to which the Group is willing to take risk in the pursuit of its objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators.

Risk appetite has been set at a Group aggregate level and by risk type, and covers all risks to shareholders, including those from participating and third party business. The qualitative statements are operationalised down to the local business units through measures such as limits, triggers and indicators, and cover the most significant exposures to the Group, particularly those that could impact the Group’s aggregate risk appetite metrics.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. On the recommendation of the Group Risk Committee, the Board approves all changes made to the Group’s risk appetite framework.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility:

The objectives of the aggregate risk limits seek to manage that:

•	the volatility of earnings is consistent with the expectations of stakeholders;
•	the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
•	earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity:

The objective is to monitor that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements:

The limits aim to manage that:

•	the Group meets its internal economic capital requirements;
•	the Group achieves its desired target rating to meet its business objectives; and
•	supervisory intervention is avoided.

The two measures used to define the limits are Solvency II capital requirements and internal economic capital requirements. In addition, outside the UK capital requirements are monitored on local statutory bases.

We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

With the introduction of Solvency II, the existing European Union Insurance Group Directives risk appetite statement has been replaced with a Solvency II Pillar 1 risk appetite. As part of our annual business planning cycle the risk appetite framework plays an integral role. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Risk policies

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering, internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices.

Risk Culture

The increasing regulatory focus on market participants instilling corporate cultures that support prudent management and outcomes for consumers is indelibly linked to what we do and how we do it. The ‘risk culture’ (as a subset of the broader business culture) is reflected in the values and behaviours the Group displays when managing risk. It therefore permeates throughout the Group’s Risk Framework and governance processes.

The Group promotes a responsible risk culture in three main ways:

•	by the leadership and behaviours demonstrated by management;
•	by building skills and capabilities to support risk management; and
•	by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

Senior management leadership

Senior management promote a responsible culture of risk management by emphasising the importance of balancing risk with profitability and growth in decision making, while seeking to ensure compliance with regulatory requirements and internal policies. As part of this, they encourage all employees to be risk-aware and to take personal responsibility for identifying and helping to address risk issues.

Building skills and capabilities

The Group works to build skills and capabilities in risk management, which are needed by both senior management and risk management specialists, while attempting to allocate scarce resources appropriately.

Performance management

The Group includes risk management measures that balance risk taken with profitability and growth achieved in the performance evaluation of key individuals, including both senior management and those directly responsible for risk management (objectives may be quantitative or qualitative as appropriate).

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Capital management

With effect from 1 January 2016, the Group is required to adopt Solvency II as its consolidated capital regime. This was developed by the EU in order to harmonise the various regimes previously applied across EU member states. As the regime was primarily designed with European life products in mind, it is a poor fit with Prudential’s business given the predominantly non-EU footprint of the Group. The one year value at risk nature of the Solvency II test, which has its roots in banking regulation where risk positions can be priced and readily traded, runs counter to the multi-year nature of life insurance business, where the illiquid nature of liabilities renders such potential market solutions theoretical and not grounded in established sector practices. It also means that solvency capital will be highly volatile.

While Solvency II does not fully recognise the economic capital strength of the Group, we have implemented it after receiving internal model approval from the Prudential Regulation Authority in December 2015.

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk have enabled us to enter the new Solvency II regime with a strong Group shareholders’ capital surplus of £9.7 billion. These factors have also provided meaningful protection against the significant adverse market-driven effects on this metric in the first half of the year. As a result the overall net reduction in the Group shareholders’ Solvency II capital was contained, with surplus estimated at £9.1 billion4,5 at 30 June 2016 (equivalent to a solvency ratio of 175 per cent).

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer, a classification that was reaffirmed in November 2015. Prudential is monitoring the development and potential impact of the related framework of policy measures and is engaging closely with the Prudential Regulation Authority on the implications of this designation.

Further information on our capital and Solvency II position is provided below.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. In the UK, at 30 June 2016 the Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus of £2.9 billion (equivalent to a solvency ratio of 138 per cent) and a with-profits surplus of £3.5 billion (equivalent to a solvency ratio of 176 per cent). In the US, a high start of year capital level coupled with strong operational capital formation in the first half has allowed Jackson to withstand the adverse market-driven effects and remit £339 million.

Debt Portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 98 per cent of our US portfolio are investment grade. During the first half of 2016 default losses were minimal and reported impairments were £32 million (2015: £3 million) across these two fixed income securities portfolios.

Solvency II capital position at 30 June 2016

The estimated Group shareholder Solvency II surplus at 30 June 2016 was £9.1billion, before allowing for payment of the 2016 first interim dividend and after allowing for recalculation of transitional measures as at 30 June 2016.

	30 Jun	30 Jun	31 Dec
Estimated Group shareholder Solvency II capital position[1]	2016 £bn	2015 £bn	2015 £bn
Own funds	21.1	19.4	20.1
Solvency capital requirement	12.0	10.2	10.4
Surplus	9.1	9.2	9.7
Solvency ratio	175%	190%	193%
1	The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus

[4]	Before allowing for first interim dividend.
[5]	The methodology and assumptions used in calculating the Solvency II capital results are set out below.

In accordance with Solvency II requirements, these results allow for:

–	Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:
–	Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–	Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
–	no diversification benefits are taken into account between Jackson and the rest of the Group.
–	Matching adjustment for UK annuities, based on the calibrations published by the European Insurance and Occupational Pensions Authority; and
–	UK transitional measures, which have been recalculated at the valuation date in line with our regulatory approvals.

The Group shareholder Solvency II capital position excludes:

–	A portion of Solvency II surplus capital (£1.6 billion at 30 June 2016) relating to the Group’s Asian life operations, including due to “contract boundaries”;
–	The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £3.5 billion of surplus capital from UK with-profits funds at 30 June 2016) and from the shareholders’ share of the estate of with-profits funds; and
–	The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2015 to 30 September 2016. At 30 June 2016, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.7 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson’s discretion.

Analysis of movement in Group capital position

A summary of the estimated movement in Group Solvency II surplus from £9.7 billion at year end 2015 to £9.1 billion at half year 2016 is set out in the table below.

We previously reported our economic capital results at year end 2014 before there was certainty in the final outcome of Solvency II and before we received internal model approval. The Solvency II results for 30 June 2016 and 31 December 2015 reflect the output from our approved internal model under the final Solvency II rules. The movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II surplus at 30 June 2015 and 31 December 2015 is included for comparison.

Analysis of movement in Group shareholder surplus	Half year 2016 £bn	Half year 2015 £bn	Full year 2015 £bn
	Surplus	Surplus	Surplus
Estimated Solvency II surplus at 1 January 2016 / economic capital surplus at 1 January 2015	9.7	9.7	9.7
Underlying operating experience	1.0	0.8	2.0
Management actions	0.2	-	0.4
Operating experience	1.2	0.8	2.4
Non-operating experience (including market movements)	(2.4)	0.5	(0.6)

Other capital movements
Subordinated debt issuance	0.7	0.6	0.6
Foreign currency translation impacts	0.9	(0.1)	0.2
Dividends paid	(0.9)	(0.7)	(1.0)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and SCR calibration strengthening	(0.1)	(0.2)	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	-	(1.4)	(1.4)

Estimated Solvency II surplus at end period	9.1	9.2	9.7

The estimated movement in Group Solvency II surplus in the first half of 2016 is driven by:

–	Operating experience of £1.2 billion: generated by in-force business and new business written in 2016 and also the impact of one-off management optimisations implemented in the first half of 2016;
–	Non-operating experience of (£2.4) billion: mainly arising from negative market experience during the first half of 2016, after allowing for the recalculation of UK transitional measures;
–	Other capital movements: comprising a gain from foreign currency translation effects and the issuance of debt in the first half of 2016 offset by a reduction in surplus from payment of dividends.

The methodology and calibration changes in the first half of 2016 reduce the Group surplus by £0.1 billion, which relates to finalisation of the full-year 2015 regulatory templates in May 2016. In addition, the methodology and calibration changes arising from Solvency II in 2015 relate to:

–	A £0.2 billion reduction in surplus due to an increase in the Solvency Capital Requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and
–	A £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for “contract boundaries” and a reduction in the capital surplus of the Group’s Asian life operations, as agreed with the Prudential Regulation Authority.

Analysis of Group Solvency Capital Requirements

The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2016		31 Dec 2015
Split of the Group’s estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements
Market	55%	72%	55%	72%
Equity	11%	16%	11%	16%
Credit	27%	45%	28%	47%
Yields (interest rates)	13%	8%	13%	6%
Other	4%	3%	3%	3%
Insurance	28%	20%	27%	20%
Mortality/morbidity	5%	2%	5%	2%
Lapse	15%	14%	14%	14%
Longevity	8%	4%	8%	4%
Operational/expense	12%	7%	11%	7%
FX translation	5%	1%	7%	1%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
IFRS shareholders’ equity	14.6	12.1	13.0
Restate US insurance entities from IFRS onto local US statutory basis	(3.1)	(1.8)	(1.5)
Remove DAC, goodwill & intangibles	(3.9)	(3.6)	(3.7)
Add subordinated-debt	5.7	4.3	4.4
Impact of risk margin (net of transitionals)	(3.3)	(2.8)	(2.5)
Add value of shareholder-transfers	3.1	3.4	3.1
Liability valuation differences	9.7	9.0	8.6
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.2)	(1.1)	(0.9)
Other	(0.5)	(0.1)	(0.4)
Estimated Solvency II Shareholder Own Funds	21.1	19.4	20.1

The key items of the reconciliation as at 30 June 2016 are:

–	£3.1 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–	£3.9 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–	£5.7 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–	£3.3 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of transitionals, all of which are not applicable under IFRS;
–	£3.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholder’s share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
–	£9.7 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
–	£1.2 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above; and
–	£0.5 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities[1]	30 Jun 2016		31 Dec 2015
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	9.1	175%	9.7	193%
Impact of:
20% instantaneous fall in equity markets	(0.9)	(6)%	(1.0)	(7)%
40% fall in equity markets(1)	(1.1)	(7)%	(1.8)	(14)%
50 basis points reduction in interest rates(2),(3)	(0.8)	(7)%	(1.1)	(14)%
100 basis points increase in interest rates(3)	2.4	27%	1.1	17%
100 basis points increase in credit spreads	(1.4)	(7)%	(1.2)	(6)%
(1)	where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period
(2)	subject to a floor of zero
(3)	allowing for further transitional recalculation after the interest rate stress

The Group’s risk strategy is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1, 2

On the same basis as above, the estimated UK shareholder Solvency II surplus at 30 June 2016 was £2.9 billion, after allowing for recalculation of transitional measures as at 30 June 2016. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
Own funds	10.6	10.1	10.5
Solvency capital requirement	7.7	6.7	7.2
Surplus	2.9	3.4	3.3
Solvency ratio	138%	152%	146%
*	The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2016 was £3.5 billion, after allowing for recalculation of transitional measures as at 30 June 2016.

Estimated UK with-profits Solvency II capital position	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
Own funds	8.2	7.2	7.6
Solvency capital requirement	4.7	3.5	4.4
Surplus	3.5	3.7	3.2
Solvency ratio	176%	210%	175%

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds2

Reconciliation of UK with-profits funds	30 Jun 2016 £bn	30 Jun 2015 £bn	31 Dec 2015 £bn
IFRS unallocated surplus of UK with-profits funds	11.2	10.6	10.5
Adjustments from IFRS basis to Solvency II:
Value of shareholder transfers	(1.9)	(2.3)	(2.1)
Risk margin (net of transitional)	(0.7)	(0.4)	(0.7)
Other valuation differences	(0.4)	(0.7)	(0.1)
Estimated Solvency II Own Funds	8.2	7.2	7.6

A reconciliation from IFRS to Solvency I was previously disclosed in the Group IFRS financial statements at full year 2015. At 30 June 2016 the reconciling items from IFRS to Solvency II mainly reflect valuation differences relating to non-profit annuity liabilities within the with-profits funds.

Notes:

1	The UK shareholder capital position represents the consolidated capital position of the shareholder funds of Prudential Assurance Company Ltd and all its subsidiaries.
2	The UK with-profits capital position includes the Prudential Assurance Company with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Income Statements

		2016 £m	2015 £m
	Note	Half year	Half year
Earned premiums, net of reinsurance		17,394	17,884
Investment return		17,062	6,110
Other income		1,085	1,285
Total revenue, net of reinsurance		35,541	25,279
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(30,939)	(18,618)
Acquisition costs and other expenditure	B3	(3,563)	(4,505)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(169)	(148)
Disposal of Japan life business: Cumulative exchange loss recycled from other comprehensive income		-	(46)
Total charges, net of reinsurance		(34,671)	(23,317)
Share of profits from joint ventures and associates, net of related tax		86	122
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		956	2,084
Less tax charge attributable to policyholders’ returns		(292)	(202)
Profit before tax attributable to shareholders	B1.1	664	1,882
Total tax charge attributable to policyholders and shareholders	B5	(269)	(646)
Adjustment to remove tax charge attributable to policyholders’ returns		292	202
Tax credit (charge) attributable to shareholders’ returns	B5	23	(444)
Profit for the period attributable to equity holders of the Company		687	1,438

		2016	2015
Earnings per share (in pence)		Half year	Half year
Based on profit attributable to the equity holders of the Company:	B6
Basic		26.9p	56.3p
Diluted		26.8p	56.2p

		2016	2015
Dividends per share (in pence)	Note	Half year	Half year
Dividends relating to reporting period:	B7
First interim dividend / Interim dividend for prior year		12.93p	12.31p
Dividends declared and paid in reporting period:	B7
Second interim dividend / Final dividend for prior year		26.47p	25.74p
Special dividend		10.00p	-
Total		36.47p	25.74p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

		2016 £m	2015 £m
	Note	Half year	Half year

Profit for the period		687	1,438

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		798	(165)
Cumulative exchange loss of Japan life business recycled through profit or loss		-	46
Related tax		8	(1)
		806	(120)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the period		2,023	(661)
Add back net losses / deduct net gains included in the income statement on disposal and impairment		95	(101)
Total	C3.3(b)	2,118	(762)
Related change in amortisation of deferred acquisition costs	C5.1(b)	(435)	165
Related tax		(589)	209
		1,094	(388)

Total		1,900	(508)

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes:
Gross		11	(21)
Related tax		(2)	4
		9	(17)

Other comprehensive income (loss) for the period, net of related tax		1,909	(525)

Total comprehensive income for the period attributable to the equity holders of the Company		2,596	913

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity

		Period ended 30 June 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	687	-	-	687	-	687
Other comprehensive income		-	-	9	806	1,094	1,909	-	1,909
Total comprehensive income for the period		-	-	696	806	1,094	2,596	-	2,596

Dividends	B7	-	-	(935)	-	-	(935)	-	(935)
Reserve movements in respect of share-based payments		-	-	(54)	-	-	(54)	-	(54)
New share capital subscribed	C9	-	6	-	-	-	6	-	6
Movement in own shares in respect of share-based payment plans		-	-	22	-	-	22	-	22
Movement in own shares purchased by funds consolidated under IFRS		-	-	15	-	-	15	-	15
Net increase (decrease) in equity		-	6	(256)	806	1,094	1,650	-	1,650
At beginning of period		128	1,915	10,436	149	327	12,955	1	12,956
At end of period		128	1,921	10,180	955	1,421	14,605	1	14,606

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity (Continued)

		Period ended 30 June 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,438	-	-	1,438	-	1,438
Other comprehensive loss		-	-	(17)	(120)	(388)	(525)	-	(525)
Total comprehensive income (loss) for the period		-	-	1,421	(120)	(388)	913	-	913

Dividends	B7	-	-	(659)	-	-	(659)	-	(659)
Reserve movements in respect of share-based payments		-	-	66	-	-	66	-	66

Share capital and share premium
New share capital subscribed	C9	-	2	-	-	-	2	-	2

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(40)	-	-	(40)	-	(40)
Movement in own shares purchased by funds consolidated under IFRS		-	-	11	-	-	11	-	11
Net increase (decrease) in equity		-	2	799	(120)	(388)	293	-	293
At beginning of period		128	1,908	8,788	31	956	11,811	1	11,812
At end of period		128	1,910	9,587	(89)	568	12,104	1	12,105

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements Of Financial Position

		2016 £m	2015 £m
	Note	30 Jun	31 Dec
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,488	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	9,549	8,422
Total		11,037	9,885

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		189	185
Deferred acquisition costs and other intangible assets		45	50
Total		234	235
Total intangible assets		11,271	10,120

Other non-investment and non-cash assets:
Property, plant and equipment	C1.1	1,214	1,197
Reinsurers’ share of insurance contract liabilities		9,470	7,903
Deferred tax assets	C7	3,771	2,819
Current tax recoverable		554	477
Accrued investment income		2,764	2,751
Other debtors		3,505	1,955
Total		21,278	17,102

Investments of long-term business and other operations:
Investment properties		13,940	13,422
Investment in joint ventures and associates accounted for using the equity method		1,135	1,034
Financial investments*:
Loans	C3.4	14,215	12,958
Equity securities and portfolio holdings in unit trusts		176,037	157,453
Debt securities	C3.3	168,367	147,671
Other investments		10,340	7,353
Deposits		14,181	12,088
Total		398,215	351,979

Assets held for sale		30	2
Cash and cash equivalents		8,530	7,782
Total assets	C1,C3.1	439,324	386,985
*	Included within financial investments are £8,162 million of lent securities as at 30 June 2016 (31 December 2015: £5,995 million).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Consolidated Statements of Financial Position (Continued)

		2016 £m	2015 £m
	Note	30 Jun	31 Dec
Equity and liabilities

Equity
Shareholders’ equity		14,605	12,955
Non-controlling interests		1	1
Total equity		14,606	12,956

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		362,510	322,518
Unallocated surplus of with-profits funds		13,597	13,096
Total	C4.1(a)	376,107	335,614

Core structural borrowings of shareholder-financed operations:
Subordinated debt		4,956	4,018
Other		1,010	993
Total	C6.1	5,966	5,011

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,798	1,960
Borrowings attributable to with-profits operations	C6.2(b)	1,427	1,332

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		4,963	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,770	7,873
Deferred tax liabilities	C7	5,397	4,010
Current tax liabilities		566	325
Accruals and deferred income		912	952
Other creditors		6,520	4,876
Provisions		467	604
Derivative liabilities		5,342	3,119
Other liabilities		5,483	4,588
Total		38,420	30,112
Total liabilities	C1,C3.1	424,718	374,029
Total equity and liabilities		439,324	386,985

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

		2016 £m	2015 £m
	Note	Half year	Half year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		956	2,084
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		(556)	704
Other itemsnote (iii)		403	(389)
Net cash flows from operating activities		803	2,399
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(32)	(90)
Net cash (outflows) inflows from corporate transactionsnote (iv)		(302)	34
Net cash flows from investing activities		(334)	(56)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	C6.1
Issue of subordinated debt, net of costs		681	590
Interest paid		(160)	(144)
With-profits operations:note (vi)	C6.2
Interest paid		(4)	(4)
Equity capital:
Issues of ordinary share capital		6	2
Dividends paid		(935)	(659)
Net cash flows from financing activities		(412)	(215)
Net increase in cash and cash equivalents		57	2,128
Cash and cash equivalents at beginning of period		7,782	6,409
Effect of exchange rate changes on cash and cash equivalents		691	(239)
Cash and cash equivalents at end of period		8,530	8,298

Notes

(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2016 £m	2015 £m
	Half year	Half year
Other non-investment and non-cash assets	(2,660)	(2,004)
Investments	(21,280)	(8,431)
Policyholder liabilities (including unallocated surplus)	19,548	6,795
Other liabilities (including operational borrowings)	3,836	4,344
Non-cash movements in operating assets and liabilities reflected in profit before tax	(556)	704

(iii)	The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iv)	Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses.
(v)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(vi)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Index to the Notes to the unaudited condensed consolidated interim financial statements

Prudential plc and subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

30 June 2016

A	BACKGROUND

A1	Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2016 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2016, there were no unendorsed standards effective for the period ended 30 June 2016 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2016 and 2015 half years are unaudited. The 2015 full year IFRS basis results have been derived from Prudential’s 2015 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2015 consolidated financial statements do not represent Prudential’s statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2015 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2016	Average for the 6 months to 30 Jun 2016	Closing rate at 30 Jun 2015	Average for the 6 months to 30 Jun 2015	Closing rate at 31 Dec 2015
Local currency: £
Hong Kong	10.37	11.13	12.19	11.81	11.42
Indonesia	17,662.47	19,222.95	20,968.02	19,760.02	20,317.71
Malaysia	5.39	5.87	5.93	5.55	6.33
Singapore	1.80	1.98	2.12	2.06	2.09
China	8.88	9.37	9.75	9.48	9.57
India	90.23	96.30	100.15	95.76	97.51
Vietnam	29,815.99	31,996.45	34,345.42	32,832.81	33,140.64
Thailand	46.98	50.81	53.12	50.21	53.04
US	1.34	1.43	1.57	1.52	1.47

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2015, except for the adoption of the new and amended accounting pronouncements for Group IFRS reporting as described below.

A2	Adoption of new accounting pronouncements in 2016

The Group has adopted the following new accounting pronouncements which were effective in 2016:

–	Annual improvements to IFRSs 2012 – 2014 cycle;
–	Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38) and;
–	Disclosure Initiative (Amendments to IAS 1).

The adoption of these pronouncements has had no impact on these financial statements.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

		2016 £m	2015 £m
	Note	Half year	Half year
Asia operations
Asia insurance operations	B4(a)	682	574
Eastspring Investments		61	58
Total Asia operations		743	632

US operations
Jackson (US insurance operations)		888	834
Broker-dealer and asset management		(12)	12
Total US operations		876	846

UK operations
UK insurance operations:	B4(b)
Long-term business		473	436
General insurance commissionnote (i)		19	17
Total UK insurance operations		492	453
M&G		225	251
Prudential Capital		13	7
Total UK operations		730	711

Total segment profit		2,349	2,189

Other income and expenditure
Investment return and other income		6	11
Interest payable on core structural borrowings		(165)	(148)
Corporate expenditurenote (ii)		(156)	(146)
Total		(315)	(283)
Solvency II implementation costs		(11)	(17)
Restructuring costsnote (iii)		(7)	(8)
Interest received from tax settlement		43	-
Operating profit based on longer-term investment returns		2,059	1,881

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,360)	86
Amortisation of acquisition accounting adjustmentsnote (iv)		(35)	(39)
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive incomenote (v)		-	(46)
Profit before tax attributable to shareholders		664	1,882
Tax charge attributable to shareholders’ returns		23	(444)
Profit for the period attributable to shareholders		687	1,438

		2016	2015
Basic earnings per share (in pence)	B6	Half year	Half year
Based on operating profit based on longer-term investment returns		61.8p	57.0p
Based on profit for the period		26.9p	56.3p

Notes

(i)	The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement which terminates at the end of 2016.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and represent one-off business development expenses.

(iv)	Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson.
(v)	On 5 February 2015, the Group completed the sale of its closed book life insurance business in Japan.

B1.2      Short-term fluctuations in investment returns on shareholder-backed business

	2016 £m	2015 £m
	Half year	Half year
Insurance operations:
Asianote (i)	26	(57)
USnote (ii)	(1,440)	228
UKnote (iii)	246	(96)
Other operationsnote (iv)	(192)	11
Total	(1,360)	86

Notes

(i)	Asia insurance operations
In Asia, the positive short-term fluctuations of £26 million principally reflect net value movements on shareholders’ assets and related liabilities following falls in bond yields across the region during the period (half year 2015: negative £(57) million).
(ii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £616 million as shown in note C5.1(b) (half year 2015: charge of £188 million) and comprise amounts in respect of the following items:

	2016 £m	2015 £m
	Half year	Half year
Net equity hedge resultnote (a)	(1,692)	214
Other than equity-related derivativesnote (b)	335	(71)
Debt securitiesnote (c)	(105)	66
Equity-type investments: actual less longer-term return	13	7
Other items	9	12
Total	(1,440)	228

Notes

(a)	Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.

The result comprises the net effect of:

•	The accounting value movements on the variable and fixed index annuity guarantee liabilities;
•	Adjustments in respect of fee assessments and claim payments;
•	Fair value movements on free standing equity derivatives; and
•	Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.

Movements in the accounting values of the variable annuity guarantee liabilities include those for:

•	The Guaranteed Minimum Death Benefit (GMDB), and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are measured under the US GAAP basis applied for IFRS in a way that is substantially insensitive to the effect of current period equity market and interest rate changes.
•	The ‘not for life’ portion of GMWB embedded derivative liabilities which are required to be measured under IAS 39 using a basis under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

•	The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ GAAP;
•	The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
•	Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)	Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

•	Fair value movements on free-standing, other than equity-related derivatives;
•	Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
•	Related amortisation of DAC.

The free-standing, other than equity-related derivatives are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

•	The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
•	Fair value movements on Jackson’s debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
•	The mixed measurement model that applies for the GMIB and its reinsurance.

(c)	Short-term fluctuations related to debt securities

	2016 £m	2015 £m
	Half year	Half year
Short-term fluctuations relating to debt securities
(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(87)	(13)
Defaults	(6)	-
Bond write downs	(32)	(3)
Recoveries/reversals	4	15
Total credits (charges) in the period	(121)	(1)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returns	42	41
	(79)	40
Interest-related realised gains:
Arising in the period	20	95
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(59)	(61)
	(39)	34
Related amortisation of deferred acquisition costs	13	(8)
Total short-term fluctuations related to debt securities	(105)	66

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit and variations from year to year are included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2016 is based on an average annual risk margin reserve of 21 basis points (half year 2015: 23 basis points) on average book values of US$56.4 billion (half year 2015: US$54.3 billion) as shown below:

	Half year 2016				Half year 2015
Moody’s rating category (or equivalent under NAIC ratings of mortgage- backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	29,172	0.12	(36)	(25)	28,211	0.13	(37)	(24)
Baa1, 2 or 3	25,771	0.24	(63)	(44)	24,317	0.25	(60)	(40)
Ba1, 2 or 3	1,065	1.08	(11)	(8)	1,333	1.18	(16)	(10)
B1, 2 or 3	319	3.02	(10)	(7)	396	3.07	(12)	(8)
Below B3	41	3.81	(2)	(1)	43	3.69	(2)	(1)
Total	56,368	0.21	(122)	(85)	54,300	0.23	(127)	(83)

Related amortisation of deferred acquisition costs (see below)			22	15			24	16

Risk margin reserve charge to operating profit for longer-term credit-related losses			(100)	(70)			(103)	(67)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs of £1,683 million (half year 2015: charge for net unrealised loss of £(597) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii)	UK insurance operations

The positive short-term fluctuations in investment returns for UK insurance operations of £246 million (half year 2015: negative £(96) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

(iv)	Other

The negative short-term fluctuations in investment returns for other operations of £(192) million (half year 2015: positive £11 million) include unrealised value movements on financial instruments and foreign exchange items.

(v)	Default losses

The Group incurred default losses of £6 million on its shareholder-backed debt securities portfolio for half year 2016 wholly in respect of Jackson’s portfolio (half year 2015: £nil).

B1.3    Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
–	The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

The determination of operating profit based on longer-term investment returns for investment and liability movements is as described in the Summary Consolidated Results and Basis of Preparation of Analysis section of this document.

For Group debt securities at 30 June 2016, the level of unamortised interest-related realised gains and losses related to previously sold bonds and have yet to be amortised to operating profit was a net gain of £605 million (30 June 2015: net gain of £478 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in operating profit are as follows:

–	For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £1,035 million as at 30 June 2016 (30 June 2015: £831 million). The rates of return applied for 2016 ranged from 3.2 per cent to 13.0 per cent (30 June 2015: 3.8 per cent to 13.0 percent) with the rates applied varying by territory.

–	For US insurance operations, at 30 June 2016, the equity-type securities for non-separate account operations amounted to £1,115 million. (30 June 2015: £1,087 million). The longer-term rates of return for income and capital applied in 2016 and 2015, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2016	2015
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 5.9%	5.7% to 6.4%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 7.9%	7.7% to 8.4%

B1.4     Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2016 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	5,747	6,817	4,985	-	17,549
Asset management	179	369	561	(246)	863
Unallocated corporate	-	-	67	-	67
Intra-group revenue eliminated on consolidation	(95)	(47)	(104)	246	-
Total revenue from external customers	5,831	7,139	5,509	-	18,479

	Half year 2015 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	5,154	8,426	4,518	-	18,098
Asset management	179	451	641	(241)	1,030
Unallocated corporate	-	-	41	-	41
Intra-group revenue eliminated on consolidation	(94)	(45)	(102)	241	-
Total revenue from external customers	5,239	8,832	5,098	-	19,169

Revenue from external customers comprises:

	2016 £m	2015 £m
	Half year	Half year
Earned premiums, net of reinsurance	17,394	17,884
Fee income and investment contract business and asset management (presented as ‘Other income’)	1,085	1,285
Total revenue from external customers	18,479	19,169

The asset management operations of M&G, Prudential Capital, Eastspring Investments and the US asset management businesses provide services to the Group insurance operations. Intra-group fees included within asset management revenue were earned by the following asset management segments:

	2016 £m	2015 £m
	Half year	Half year
Intra-group revenue generated by:
M&G	88	93
Prudential Capital	16	9
Eastspring Investments	95	94
US broker-dealer and asset management	47	45
Total intra-group fees included within asset management segment	246	241

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £401 million, £162 million and £381 million respectively (half year 2015: £228 million, £142 million and £152 million respectively).

Gross premiums earned in Asia including those attributable to joint ventures (that are accounted for on an equity method) were £6,814 million (half year 2015: £6,086 million).

B2    Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2016 £m					2015 £m
	M&G	Prudential Capital	US	Eastspring Investments	Half year Total	Half year Total
Revenue (excluding NPH broker-dealer fees)	557	(13)	109	181	834	1,029
NPH broker-dealer feesnote (i)	-	-	259	-	259	272
Gross revenue	557	(13)	368	181	1,093	1,301
Charges (excluding NPH broker-dealer fees)	(339)	(48)	(121)	(141)	(649)	(734)
NPH broker-dealer feesnote (i)	-	-	(259)	-	(259)	(272)
Gross charges	(339)	(48)	(380)	(141)	(908)	(1,006)
Share of profits from joint ventures and associates, net of related tax	5	-	-	21	26	27
Profit before tax	223	(61)	(12)	61	211	322
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	225	13	(12)	61	287	328
Short-term fluctuations in investment returns	(2)	(74)	-	-	(76)	(6)
Profit before tax	223	(61)	(12)	61	211	322

Notes

(i)	NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products.
To reflect their commercial nature, the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii)	M&G operating profit based on longer-term investment returns:

	2016 £m	2015 £m
	Half year	Half year
Asset management fee income	431	489
Other income	9	2
Staff costs	(133)	(154)
Other costs	(96)	(94)
Underlying profit before performance-related fees	211	243
Share of associate’s results	5	7
Performance-related fees	9	1
M&G operating profit based on longer-term investment returns	225	251

The revenue for M&G of £449 million (half year 2015: £492 million), comprises the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £557 million shown in the main table of this note. This is because the £449 million (half year 2015: £492 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3    Acquisition costs and other expenditure

	2016 £m	2015 £m
	Half year	Half year
Acquisition costs incurred for insurance policies	(1,700)	(1,580)
Acquisition costs deferred less amortisation of acquisition costs	740	(15)
Administration costs and other expenditure	(2,451)	(2,314)
Movements in amounts attributable to external unit holders of consolidated investment funds	(152)	(596)
Total acquisition costs and other expenditure	(3,563)	(4,505)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(75) million (half year 2015: £(55) million).

B4    Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2016 results:

(a)	Asia insurance operations

In half year 2016, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £42 million (half year 2015: £29 million) representing a small number of non-recurring items, including a gain resulting from entering into a reinsurance contract in the period.

(b)	UK insurance operations

Annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for shareholder-backed fixed and linked annuity business for PRIL, the principal company which writes the UK’s shareholder-backed business, equated to 43 basis points at 30 June 2016 (30 June 2015: 46 basis points). The allowance represented 23 per cent of the bond spread over swap rates (30 June 2015: 31 per cent; 31 December 2015: 25 per cent).

The reserves for credit risk allowance at 30 June 2016 for the UK shareholder-backed business were as follows:

	2016 £bn	2015 £bn
	30 Jun	31 Dec
PRIL	1.6	1.5
PAC shareholder annuity business	0.2	0.1
Total	1.8	1.6

Annuity business: Longevity reinsurance and other management actions

A number of management actions were taken in the first half of 2016 to improve the solvency position of the UK insurance operations and further mitigate market risk, which have generated combined profits of £140 million. Similar actions were also taken in 2015.

Of this amount £66 million related to profit from additional longevity reinsurance transactions covering £1.5 billion of annuity liabilities on an IFRS basis, with the balance of £74 million reflecting the effect of repositioning the fixed income portfolio and other actions.

The contribution to profit from similar longevity reinsurance transactions in 2015 was £61 million for half-year covering £1.6 billion of annuity liabilities (on a Pillar 1 basis).

At 30 June 2016, longevity reinsurance covered £10.7 billion of IFRS annuity liabilities equivalent to 32 per cent of total annuity liabilities.

B5    Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2016 £m			2015 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
UK tax	(162)	(67)	(229)	(159)
Overseas tax	(340)	300	(40)	(487)
Total tax charge	(502)	233	(269)	(646)

The current tax charge of £502 million includes £27 million (half year 2015: £16 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either: (i) 5 per cent of the net insurance premium; or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2016 £m			2015 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
Tax charge to policyholders’ returns	(153)	(139)	(292)	(202)
Tax (charge) credit attributable to shareholders	(349)	372	23	(444)
Total tax (charge) credit	(502)	233	(269)	(646)

The principal reason for the increase in the tax charge attributable to policyholders’ returns compared to half year 2015 is an increase on investment return in the with-profits fund in the UK insurance operations. An explanation of the tax charge attributable to shareholders is shown in note (b) below.

(b)	Reconciliation of effective tax rate

Reconciliation of tax charge on profit attributable to shareholders

	Half year 2016 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	682	888	492	(3)	2,059
Non-operating profit (loss)	22	(1,471)	246	(192)	(1,395)
Profit (loss) before tax attributable to shareholders	704	(583)	738	(195)	664
Expected tax rate*	21%	35%	20%	20%	8%
Tax at the expected rate	148	(204)	148	(39)	53
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(14)	(5)	(16)	(3)	(38)
Deductions not allowable for tax purposes	8	2	6	2	18
Items related to taxation of life insurance businesses	(10)	(60)	(1)	-	(71)
Deferred tax adjustments	(1)	-	3	(3)	(1)
Effect of results of joint ventures and associates	(10)	-	-	(7)	(17)
Irrecoverable withholding taxes	-	-	-	20	20
Other	3	-	(2)	16	17
Total	(24)	(63)	(10)	25	(72)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(3)	-	(2)	(4)
Total	1	(3)	-	(2)	(4)
Total actual tax charge (credit)	125	(270)	138	(16)	(23)
Analysed into:
Tax on operating profit based on longer-term investment returns	120	245	101	13	479
Tax on non-operating profit	5	(515)	37	(29)	(502)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	18%	28%	21%	(433)%	23%
Excluding non-recurring tax reconciling items	17%	28%	21%	(500)%	23%
Total profit	18%	46%	19%	8%	(3)%

	Half year 2015 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit based on longer-term investment returns	574	834	453	20	1,881
Non-operating (loss) profit	(107)	193	(96)	11	1
Profit before tax attributable to shareholders	467	1,027	357	31	1,882
Expected tax rate*	26%	35%	20%	19%	30%
Tax at the expected rate	121	359	71	6	557
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(13)	(3)	(2)	(5)	(23)
Deductions not allowable for tax purposes	4	2	2	11	19
Items related to taxation of life insurance businesses	(2)	(64)	-	-	(66)
Deferred tax adjustments	1	-	(1)	(4)	(4)
Effect of results of joint ventures and associates	(16)	-	-	(6)	(22)
Irrecoverable withholding taxes	-	-	-	14	14
Other	2	-	5	(3)	4
Total	(24)	(65)	4	7	(78)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(28)	-	4	(19)
Movements in provisions for open tax matters	(9)	-	-	(2)	(11)
Impact of changes in local statutory tax rates	(5)	-	-	-	(5)
Total	(9)	(28)	-	2	(35)
Total actual tax charge	88	266	75	15	444
Analysed into:
Tax on operating profit based on longer-term investment returns	91	222	94	19	426
Tax on non-operating profit	(3)	44	(19)	(4)	18
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	27%	21%	95%	23%
Excluding non-recurring tax reconciling items	17%	30%	21%	85%	25%
Total profit	19%	26%	21%	48%	24%
*	The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profit of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profit of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profit.

B6    Earnings per share

		Half year 2016
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,059	(479)	1,580	61.8p	61.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,360)	491	(869)	(34.0)p	(34.0)p
Amortisation of acquisition accounting adjustments		(35)	11	(24)	(0.9)p	(0.9)p
Based on profit for the period		664	23	687	26.9p	26.8p

		Half year 2015
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		1,881	(426)	1,455	57.0p	56.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	86	(31)	55	2.1p	2.1p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(39)	13	(26)	(1.0)p	(1.0)p
Based on profit for the period		1,882	(444)	1,438	56.3p	56.2p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	Half year 2016	Half year 2015
Weighted average number of shares for calculation of:	(millions)	(millions)
Basic earnings per share	2,558	2,552
Diluted earnings per share	2,559	2,555

B7    Dividends

	Half year 2016		Half year 2015
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
First interim dividend / Interim dividend for prior year	12.93p	333	12.31p	315
Dividends declared and paid in reporting period:
Second interim dividend / Final dividend for prior year	26.47p	679	25.74p	659
Special dividend	10.00p	256	-	-
Total	36.47p	935	25.74p	659

Dividend per share

Prudential makes twice-yearly interim dividend payments to replace interim / final dividends that were paid in 2015. The second interim dividend of 26.47 pence per ordinary share and the special dividend of 10.00 pence per ordinary share for the year ended 31 December 2015 were paid to eligible shareholders on 20 May 2016.

The 2016 first interim dividend of 12.93 pence per ordinary share will be paid on 29 September 2016 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 26 August 2016 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 6 October 2016. The first interim dividend will be paid on or about 6 October 2016 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2016. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore Dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1    Group statement of financial position – analysis by segment

		2016 £m								2015 £m
		Insurance operations					Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors
		Asia	US	UK	Total insurance operations	Asset management operations			30 Jun Group Total	31 Dec Group Total
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	258	-	-	258	1,230	-	-	1,488	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	2,319	7,081	81	9,481	19	49	-	9,549	8,422
Total		2,577	7,081	81	9,739	1,249	49	-	11,037	9,885
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	189	189	-	-	-	189	185
Deferred acquisition costs and other intangible assets		37	-	8	45	-	-	-	45	50
Total		37	-	197	234	-	-	-	234	235
Total		2,614	7,081	278	9,973	1,249	49	-	11,271	10,120
Deferred tax assets	C7	92	3,369	139	3,600	145	26	-	3,771	2,819
Other non-investment and non-cash assetsnote (i)		5,489	7,864	7,780	21,133	1,635	5,603	(10,864)	17,507	14,283
Investments of long-term business and other operations:
Investment properties		5	5	13,930	13,940	-	-	-	13,940	13,422
Investments in joint ventures and associates accounted for using the equity method		525	-	462	987	148	-	-	1,135	1,034
Financial investments:
Loans	C3.4	1,278	8,504	3,616	13,398	817	-	-	14,215	12,958
Equity securities and portfolio holdings in unit trusts		22,631	104,124	49,150	175,905	106	26	-	176,037	157,453
Debt securities	C3.3	35,519	41,143	89,114	165,776	2,587	4	-	168,367	147,671
Other investments		79	2,503	7,489	10,071	265	4	-	10,340	7,353
Deposits		912	-	13,184	14,096	85	-	-	14,181	12,088
Total investments		60,949	156,279	176,945	394,173	4,008	34	-	398,215	351,979
Assets held for sale		-	-	30	30	-	-	-	30	2
Cash and cash equivalents		2,010	1,056	3,445	6,511	1,693	326	-	8,530	7,782
Total assets	C3.1	71,154	175,649	188,617	435,420	8,730	6,038	(10,864)	439,324	386,985

		2016 £m								2015 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	30 Jun Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		4,873	5,056	6,163	16,092	2,422	(3,909)	-	14,605	12,955
Non-controlling interests		1	-	-	1	-	-	-	1	1
Total equity		4,874	5,056	6,163	16,093	2,422	(3,909)	-	14,606	12,956
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		53,437	159,155	151,233	363,825	-	-	(1,315)	362,510	322,518
Unallocated surplus of with-profits funds		2,351	-	11,246	13,597	-	-	-	13,597	13,096
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	55,788	159,155	162,479	377,422	-	-	(1,315)	376,107	335,614
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	4,956	-	4,956	4,018
Other		-	186	-	186	275	549	-	1,010	993
Total	C6.1	-	186	-	186	275	5,505	-	5,966	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	11	70	163	244	-	2,554	-	2,798	1,960
Borrowings attributable to with-profits operations	C6.2(b)	6	-	1,421	1,427	-	-	-	1,427	1,332
Deferred tax liabilities	C7	905	3,204	1,253	5,362	23	12	-	5,397	4,010
Other non-insurance liabilitiesnote (ii)		9,570	7,978	17,138	34,686	6,010	1,876	(9,549)	33,023	26,102
Total liabilities	C3.1	66,280	170,593	182,454	419,327	6,308	9,947	(10,864)	424,718	374,029
Total equity and liabilities		71,154	175,649	188,617	435,420	8,730	6,038	(10,864)	439,324	386,985

Notes

(i)	The largest component of the other non-investment and non-cash assets of £17,507 million (31 December 2015: £14,283 million) is the reinsurers’ share of contract liabilities of £9,470 million (31 December 2015; £7,903 million). As set out in note C2.2 these amounts relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group’s US insurance operations.
Within other non-investment and non-cash assets are premiums receivable of £467 million (31 December 2015: £428 million) of which 73 per cent are due within one year. The remaining 27 per cent is due after one year.
Also included within other non-investment and non-cash assets are property, plant and equipment of £1,214 million (31 December 2015: £1,197 million) of which £910 million (31 December 2015: £833 million) was held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £128 million (31 December 2015: £256 million).

(ii)	Within other non-insurance liabilities are other creditors of £6,520 million (31 December 2015: £4,876 million) of which £6,147 million (31 December 2015: £4,554 million) is due within one year.

C1.2	Group statement of financial position – analysis by business type

		2016 £m							2015 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds*	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	30 Jun Group Total	31 Dec Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	258	1,230	-	-	1,488	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	9,481	19	49	-	9,549	8,422
Total		-	-	9,739	1,249	49	-	11,037	9,885
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		189	-	-	-	-	-	189	185
Deferred acquisition costs and other intangible assets		45	-	-	-	-	-	45	50
Total		234	-	-	-	-	-	234	235
Total		234	-	9,739	1,249	49	-	11,271	10,120
Deferred tax assets	C7	88	-	3,512	145	26	-	3,771	2,819
Other non-investment and non-cash assets		4,947	892	12,546	1,635	5,603	(8,116)	17,507	14,283
Investments of long-term business and other operations:
Investment properties		11,655	694	1,591	-	-	-	13,940	13,422
Investments in joint ventures and associates accounted for using the equity method		462	-	525	148	-	-	1,135	1,034
Financial investments:
Loans	C3.4	2,716	-	10,682	817	-	-	14,215	12,958
Equity securities and portfolio holdings in unit trusts		43,195	131,405	1,305	106	26	-	176,037	157,453
Debt securities	C3.3	67,833	10,015	87,928	2,587	4	-	168,367	147,671
Other investments		6,934	54	3,083	265	4	-	10,340	7,353
Deposits		11,289	1,078	1,729	85	-	-	14,181	12,088
Total investments		144,084	143,246	106,843	4,008	34	-	398,215	351,979
Assets held for sale		30	-	-	-	-	-	30	2
Cash and cash equivalents		2,499	1,082	2,930	1,693	326	-	8,530	7,782
Total assets	C3.1	151,882	145,220	135,570	8,730	6,038	(8,116)	439,324	386,985

Equity and liabilities
Equity
Shareholders’ equity		-	-	16,092	2,422	(3,909)	-	14,605	12,955
Non-controlling interests		-	-	1	-	-	-	1	1
Total equity		-	-	16,093	2,422	(3,909)	-	14,606	12,956
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		120,311	141,157	101,042	-	-	-	362,510	322,518
Unallocated surplus of with-profits funds		13,597	-	-	-	-	-	13,597	13,096
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	133,908	141,157	101,042	-	-	-	376,107	335,614
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	4,956	-	4,956	4,018
Other		-	-	186	275	549	-	1,010	993
Total	C6.1	-	-	186	275	5,505	-	5,966	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	11	233	-	2,554	-	2,798	1,960
Borrowings attributable to with-profits operations	C6.2(b)	1,427	-	-	-	-	-	1,427	1,332
Deferred tax liabilities	C7	1,559	30	3,773	23	12	-	5,397	4,010
Other non-insurance liabilities		14,988	4,022	14,243	6,010	1,876	(8,116)	33,023	26,102
Total liabilities	C3.1	151,882	145,220	119,477	6,308	9,947	(8,116)	424,718	374,029
Total equity and liabilities		151,882	145,220	135,570	8,730	6,038	(8,116)	439,324	386,985
*	Participating funds business in the table above is presented after the elimination on consolidation of the balances relating to an intra-group reinsurance contract entered into during the period between the UK with-profits and Asia with-profits operations. In the segmental analysis presented in note C1.1, the balances are presented before elimination in the individual insurance operations segment, with the adjustment presented separately under intra-group eliminations.

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

		2016 £m				2015 £m
	Note	With-profits business note	Unit-linked assets and liabilities	Other business	30 Jun Total	31 Dec Total
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	258	258	233
Deferred acquisition costs and other intangible assets		-	-	2,319	2,319	2,103
Total		-	-	2,577	2,577	2,336
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		37	-	-	37	42
Deferred tax assets		-	-	92	92	66
Other non-investment and non-cash assets		2,756	325	2,408	5,489	3,621
Investments of long-term business and other operations:
Investment properties		-	-	5	5	5
Investments in joint ventures and associates accounted for using the equity method		-	-	525	525	475
Financial investments:
Loans	C3.4	652	-	626	1,278	1,084
Equity securities and portfolio holdings in unit trusts		8,898	12,698	1,035	22,631	18,532
Debt securities	C3.3	20,578	3,427	11,514	35,519	28,292
Other investments		41	20	18	79	57
Deposits		169	284	459	912	773
Total investments		30,338	16,429	14,182	60,949	49,218
Cash and cash equivalents		785	360	865	2,010	2,064
Total assets		33,916	17,114	20,124	71,154	57,347
Equity and liabilities
Equity
Shareholders’ equity		-	-	4,873	4,873	3,956
Non-controlling interests		-	-	1	1	1
Total equity		-	-	4,874	4,874	3,957
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		25,804	15,705	11,928	53,437	42,516
Unallocated surplus of with-profits funds		2,351	-	-	2,351	2,553
Total	C4.1(b)	28,155	15,705	11,928	55,788	45,069
Operational borrowings attributable to shareholder-financed operations		-	7	4	11	-
Borrowings attributable to with-profits operations		6	-	-	6	-
Deferred tax liabilities		584	30	291	905	734
Other non-insurance liabilities		5,171	1,372	3,027	9,570	7,587
Total liabilities		33,916	17,114	15,250	66,280	53,390
Total equity and liabilities		33,916	17,114	20,124	71,154	57,347

Note

The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating businesses are included in the column for ‘Other business’.

C2.2    US  insurance operations

		2016 £m			2015 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	31 Dec Total
	Note	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	7,081	7,081	6,168
Total		-	7,081	7,081	6,168
Deferred tax assets		-	3,369	3,369	2,448
Other non-investment and non-cash assetsnote (iv)		-	7,864	7,864	7,205
Investments of long-term business and other operations:
Investment properties		-	5	5	5
Financial investments:
Loans	C3.4	-	8,504	8,504	7,418
Equity securities and portfolio holdings in unit trustsnote (iii)		103,904	220	104,124	91,216
Debt securities	C3.3	-	41,143	41,143	34,071
Other investmentsnote (ii)		-	2,503	2,503	1,715
Total investments		103,904	52,375	156,279	134,425
Cash and cash equivalents		-	1,056	1,056	1,405
Total assets		103,904	71,745	175,649	151,651
Equity and liabilities
Equity
Shareholders’ equitynote (v)		-	5,056	5,056	4,154
Total equity		-	5,056	5,056	4,154
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		103,904	55,251	159,155	138,913
Total	C4.1 (c)	103,904	55,251	159,155	138,913
Core structural borrowings of shareholder-financed operations		-	186	186	169
Operational borrowings attributable to shareholder-financed operations		-	70	70	66
Deferred tax liabilities		-	3,204	3,204	2,086
Other non-insurance liabilities		-	7,978	7,978	6,263
Total liabilities		103,904	66,689	170,593	147,497
Total equity and liabilities		103,904	71,745	175,649	151,651

Notes

(i)	These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg in respect of guarantees, are shown within other business.
(ii)	Other investments comprise:

	2016 £m	2015 £m
	30 Jun	31 Dec
Derivative assets*	1,608	905
Partnerships in investment pools and other**	895	810
	2,503	1,715

*	After taking account of the derivative liabilities of £421 million (31 December 2015: £249 million), which are included in other non-insurance liabilities, the derivative position for US operations is a net asset of £1,187 million (31 December 2015: net asset of £656 million).
**	Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.
(iv)	Included within other non-investment and non-cash assets of £7,864 million (31 December 2015: £7,205 million) were balances of £6,859 million (31 December 2015: £6,211 million) for reinsurers’ share of insurance contract liabilities. Of the £6,859 million as at 30 June 2016, £5,870 million (31 December 2015: £5,388 million) related to the reinsurance ceded in respect of the acquired REALIC business. Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2016, the funds withheld liability of £2,616 million (31 December 2015: £2,347 million) was recorded within other non-insurance liabilities.
(v)	Changes in shareholders’ equity

	2016 £m	2015 £m
	Half year	Half year
Operating profit based on longer-term investment returns B1.1	888	834
Short-term fluctuations in investment returns B1.2	(1,440)	228
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(31)	(35)
Profit before shareholder tax	(583)	1027
Tax B5	270	(266)
Profit for the period	(313)	761

Profit for the period (as above)	(313)	761
Items recognised in other comprehensive income:
Exchange movements	445	(34)
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding gains (losses) arising during the period	2,023	(661)
Add back net losses / deduct net gains included in the income statement on disposal and impairment	95	(101)
Total unrealised valuation movements	2,118	(762)
Related amortisation of deferred acquisition costs C5.1(b)	(435)	165
Related tax	(589)	209
Total other comprehensive income (loss)	1,539	(422)
Total comprehensive income for the period	1,226	339
Dividends, interest payments to central companies and other movements	(324)	(402)
Net increase (decrease) in equity	902	(63)
Shareholders’ equity at beginning of period	4,154	4,067
Shareholders’ equity at end of period	5,056	4,004

C2.3    UK insurance operations

Of the total investments of £177 billion in UK insurance operations, £114 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

		2016 £m						2015 £m
				Other funds and subsidiaries
	Note	Scottish Amicable Insurance Fund note (ii)	PAC with- profits sub- fund note (i)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	31 Dec Total
By operating segment

Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	81	81	81	83

Total		-	-	-	81	81	81	83

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	189	-	-	-	189	185
Deferred acquisition costs		-	8	-	-	-	8	8

Total		-	197	-	-	-	197	193

Total		-	197	-	81	81	278	276

Deferred tax assets		-	88	-	51	51	139	132
Other non-investment and non-cash assets		179	4,760	567	2,274	2,841	7,780	7,209
Investments of long-term business and other operations:
Investment properties		346	11,309	694	1,581	2,275	13,930	13,412
Investments in joint ventures and associates accounted for using the equity method (principally property fund joint ventures)		-	462	-	-	-	462	434
Financial investments:
Loans	C3.4	55	2,009	-	1,552	1,552	3,616	3,571
Equity securities and portfolio holdings in unit trusts		2,614	31,683	14,803	50	14,853	49,150	47,593
Debt securities	C3.3	2,127	45,128	6,588	35,271	41,859	89,114	83,101
Other investmentsnote (iii)		300	6,593	34	562	596	7,489	5,486
Deposits		517	10,603	794	1,270	2,064	13,184	11,226

Total investments		5,959	107,787	22,913	40,286	63,199	176,945	164,823

Properties held for sale		-	30	-	-	-	30	2
Cash and cash equivalents		144	1,570	722	1,009	1,731	3,445	2,880

Total assets		6,282	114,432	24,202	43,701	67,903	188,617	175,322

		2016 £m						2015 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit- linked assets and liabilities	Annuity and other long- term business	Total	30 Jun Total	31 Dec Total
	Note	note (ii)	note (i)

Equity and liabilities
Equity
Shareholders’ equity		-	-	-	6,163	6,163	6,163	5,140

Total equity		-	-	-	6,163	6,163	6,163	5,140

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		5,906	89,916	21,548	33,863	55,411	151,233	142,350
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)		-	11,246	-	-	-	11,246	10,543

Total	C4.1(d)	5,906	101,162	21,548	33,863	55,411	162,479	152,893

Operational borrowings attributable to shareholder-financed operations		-	-	4	159	163	163	179
Borrowings attributable to with-profits funds		12	1,409	-	-	-	1,421	1,332
Deferred tax liabilities		25	950	-	278	278	1,253	1,162
Other non-insurance liabilities		339	10,911	2,650	3,238	5,888	17,138	14,616

Total liabilities		6,282	114,432	24,202	37,538	61,740	182,454	170,182

Total equity and liabilities		6,282	114,432	24,202	43,701	67,903	188,617	175,322

Notes

(i)	The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.3 billion (31 December 2015: £10.8 billion) of non-profit annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.
(ii)	The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.
(iii)	Other investments comprise:

	2016 £m	2015 £m
	30 Jun	31 Dec

Derivative assets*	3,563	1,930
Partnerships in investment pools and other**	3,926	3,556

	7,489	5,486
*	After including derivative liabilities of £3,736 million (31 December 2015: £2,125 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £173 million (31 December 2015: net liability of £195 million).
**	Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4	Asset management operations

		2016 £m					2015 £m
	Note	M&G	Prudential Capital	US	Eastspring Investments	30 Jun Total	31 Dec Total
Assets
Intangible assets:
Goodwill		1,153	-	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets		13	-	4	2	19	21
Total		1,166	-	20	63	1,249	1,251
Other non-investment and non-cash assets		905	536	263	76	1,780	1,644
Investments in joint ventures and associates accounted for using the equity method		33	-	-	115	148	125
Financial investments:
Loans	C3.4	-	817	-	-	817	885
Equity securities and portfolio holdings in unit trusts		89	-	-	17	106	85
Debt securities	C3.3	-	2,587	-	-	2,587	2,204
Other investments		19	242	4	-	265	94
Deposits		-	-	36	49	85	89
Total investments		141	3,646	40	181	4,008	3,482
Cash and cash equivalents		330	1,145	84	134	1,693	1,054
Total assets		2,542	5,327	407	454	8,730	7,431
Equity and liabilities
Equity
Shareholders’ equity		1,838	31	201	352	2,422	2,332
Total equity		1,838	31	201	352	2,422	2,332
Liabilities
Core structural borrowing of shareholder-financed operations		-	275	-	-	275	275
Operational borrowing attributable to shareholder-financed operations		-	-	-	-	-	10
Intra-group debt represented by operational borrowings at Group levelnote (i)		-	2,554	-	-	2,554	1,705
Other non-insurance liabilitiesnote (ii)		704	2,467	206	102	3,479	3,109
Total liabilities		704	5,296	206	102	6,308	5,099
Total equity and liabilities		2,542	5,327	407	454	8,730	7,431

Notes

(i)	Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2016 £m	2015 £m
	30 Jun	31 Dec
Commercial paper	1,956	1,107
Medium Term Notes	598	598
Total intra-group debt represented by operational borrowings at Group level	2,554	1,705

(ii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3	Assets and liabilities – classification and measurement

C3.1 Group	assets and liabilities – classification

The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group’s application of IAS 39 ‘Financial Instruments: Recognition and Measurement’ as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 ‘Fair value measurement’. The basis applied is summarised below:

	30 Jun 2016 £m
	At fair value		Cost/ amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	1,488	1,488
Deferred acquisition costs and other intangible assets	-	-	9,549	9,549

Total	-	-	11,037	11,037

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	189	189
Deferred acquisition costs and other intangible assets	-	-	45	45

Total	-	-	234	234

Total intangible assets	-	-	11,271	11,271

Other non-investment and non-cash assets:
Property, plant and equipment	-	-	1,214	1,214
Reinsurers’ share of insurance contract liabilities	-	-	9,470	9,470
Deferred tax assets	-	-	3,771	3,771
Current tax recoverable	-	-	554	554
Accrued investment income	-	-	2,764	2,764	2,764
Other debtors	-	-	3,505	3,505	3,505

Total	-	-	21,278	21,278

Investments of long-term business and other operations:note (ii)
Investment properties	13,940	-	-	13,940	13,940
Investments accounted for using the equity method	-	-	1,135	1,135
Loans	2,707	-	11,508	14,215	15,018
Equity securities and portfolio holdings in unit trusts	176,037	-	-	176,037	176,037
Debt securities	127,322	41,045	-	168,367	168,367
Other investments	10,340	-	-	10,340	10,340
Deposits	-	-	14,181	14,181	14,181

Total investments	330,346	41,045	26,824	398,215

Assets held for sale	30	-	-	30	30
Cash and cash equivalents	-	-	8,530	8,530	8,530

Total assets	330,376	41,045	67,903	439,324

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	296,873	296,873
Investment contract liabilities with discretionary participation featuresnote (iii)	-	-	46,286	46,286
Investment contract liabilities without discretionary participation features	16,178	-	3,173	19,351	19,421
Unallocated surplus of with-profits funds	-	-	13,597	13,597

Total	16,178	-	359,929	376,107

Core structural borrowings of shareholder-financed operations	-	-	5,966	5,966	6,392
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,798	2,798	2,798
Borrowings attributable to with-profits operations	-	-	1,427	1,427	1,430
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	4,963	4,963	5,006
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	8,770	-	-	8,770	8,770
Deferred tax liabilities	-	-	5,397	5,397
Current tax liabilities	-	-	566	566
Accruals and deferred income	-	-	912	912
Other creditors	375	-	6,145	6,520	6,520
Provisions	-	-	467	467
Derivative liabilities	5,342	-	-	5,342	5,342
Other liabilities	2,616	-	2,867	5,483	5,483

Total	17,103	-	21,317	38,420

Total liabilities	33,281	-	391,437	424,718

	31 Dec 2015 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	-	-	8,422	8,422
Total	-	-	9,885	9,885
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	185	185
Deferred acquisition costs and other intangible assets	-	-	50	50
Total	-	-	235	235
Total intangible assets	-	-	10,120	10,120
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	1,197	1,197
Reinsurers’ share of insurance contract liabilities	-	-	7,903	7,903
Deferred tax assets	-	-	2,819	2,819
Current tax recoverable	-	-	477	477
Accrued investment income	-	-	2,751	2,751	2,751
Other debtors	-	-	1,955	1,955	1,955
Total	-	-	17,102	17,102
Investments of long-term business and other operations:note (ii)
Investment properties	13,422	-	-	13,422	13,422
Investments accounted for using the equity method	-	-	1,034	1,034
Loans	2,438	-	10,520	12,958	13,482
Equity securities and portfolio holdings in unit trusts	157,453	-	-	157,453	157,453
Debt securities	113,687	33,984	-	147,671	147,671
Other investments	7,353	-	-	7,353	7,353
Deposits	-	-	12,088	12,088	12,088
Total investments	294,353	33,984	23,642	351,979
Assets held for sale	2	-	-	2	2
Cash and cash equivalents	-	-	7,782	7,782	7,782
Total assets	294,355	33,984	58,646	386,985

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	260,622	260,622
Investment contract liabilities with discretionary participation features note (iii)	-	-	42,959	42,959
Investment contract liabilities without discretionary participation features	16,022	-	2,784	18,806	18,842
Unallocated surplus of with-profits funds	-	-	13,227	13,227
Total	16,022	-	319,592	335,614
Core structural borrowings of shareholder-financed operations	-	-	5,011	5,011	5,419
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	1,960	1,960	1,960
Borrowings attributable to with-profits operations	-	-	1,332	1,332	1,344
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	3,765	3,765	3,775
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	-	-	7,873	7,873
Deferred tax liabilities	-	-	4,010	4,010
Current tax liabilities	-	-	325	325
Accruals and deferred income	-	-	952	952
Other creditors	322	-	4,554	4,876	4,876
Provisions	-	-	604	604
Derivative liabilities	3,119	-	-	3,119	3,119
Other liabilities	2,347	-	2,241	4,588	4,588
Total	13,661	-	16,451	30,112
Total liabilities	29,683	-	344,346	374,029

Notes

(i)	Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii)	Realised gains and losses on the Group’s investments for half year 2016 recognised in the income statement amounted to a net loss of £1.2 billion (31 December 2015: net gain of £3.0 billion).
(iii)	The carrying value of investment contracts with discretionary participation features is determined on an IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis on which to measure the participation features.

C3.2	Group assets and liabilities – measurement

(a)	Determination of fair value

The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b) Fair	value hierarchy of financial instruments measured at fair value on recurring basis

The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

	30 Jun 2016 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Equity securities and portfolio holdings in unit trusts	38,596	3,969	630	43,195
Debt securities	24,430	42,741	662	67,833
Other investments (including derivative assets)	103	3,157	3,674	6,934
Derivative liabilities	(192)	(2,536)	-	(2,728)
Total financial investments, net of derivative liabilities	62,937	47,331	4,966	115,234
Percentage of total	55%	41%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	130,977	401	27	131,405
Debt securities	4,956	5,059	-	10,015
Other investments (including derivative assets)	11	38	5	54
Derivative liabilities	(19)	(51)	-	(70)
Total financial investments, net of derivative liabilities	135,925	5,447	32	141,404
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	259	2,448	2,707
Equity securities and portfolio holdings in unit trusts	1,402	1	34	1,437
Debt securities	23,379	66,823	317	90,519
Other investments (including derivative assets)	-	2,369	983	3,352
Derivative liabilities	-	(2,064)	(480)	(2,544)
Total financial investments, net of derivative liabilities	24,781	67,388	3,302	95,471
Percentage of total	26%	71%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	259	2,448	2,707
Equity securities and portfolio holdings in unit trusts	170,975	4,371	691	176,037
Debt securities	52,765	114,623	979	168,367
Other investments (including derivative assets)	114	5,564	4,662	10,340
Derivative liabilities	(211)	(4,651)	(480)	(5,342)
Total financial investments, net of derivative liabilities	223,643	120,166	8,300	352,109
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,178)	-	(16,178)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,275)	(2,427)	(1,068)	(8,770)
Other financial liabilities held at fair value	-	(375)	(2,616)	(2,991)
Total financial instruments at fair value	218,368	101,186	4,616	324,170
Percentage of total	67%	31%	2%	100%
*	Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2015 £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
With-profits
Equity securities and portfolio holdings in unit trusts	35,441	3,200	554	39,195
Debt securities	20,312	40,033	525	60,870
Other investments (including derivative assets)	85	1,589	3,371	5,045
Derivative liabilities	(110)	(1,526)	-	(1,636)
Total financial investments, net of derivative liabilities	55,728	43,296	4,450	103,474
Percentage of total	54%	42%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	116,691	354	22	117,067
Debt securities	4,350	4,940	-	9,290
Other investments (including derivative assets)	5	20	4	29
Derivative liabilities	(2)	(16)	-	(18)
Total financial investments, net of derivative liabilities	121,044	5,298	26	126,368
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	1,150	10	31	1,191
Debt securities	17,767	59,491	253	77,511
Other investments (including derivative assets)	-	1,378	901	2,279
Derivative liabilities	-	(1,112)	(353)	(1,465)
Total financial investments, net of derivative liabilities	18,917	60,022	3,015	81,954
Percentage of total	23%	73%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	153,282	3,564	607	157,453
Debt securities	42,429	104,464	778	147,671
Other investments (including derivative assets)	90	2,987	4,276	7,353
Derivative liabilities	(112)	(2,654)	(353)	(3,119)
Total financial investments, net of derivative liabilities	195,689	108,616	7,491	311,796
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,022)	-	(16,022)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,782)	(1,055)	(1,036)	(7,873)
Other financial liabilities held at fair value	-	(322)	(2,347)	(2,669)
Total financial instruments at fair value	189,907	91,217	4,108	285,232
Percentage of total	67%	32%	1%	100%
*	Loans in the table above are those classified as fair value through profit and loss in note C3.1.

(c)	Valuation approach for level 2 fair valued financial instruments

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued financial instruments please refer to note C3.2 of the Group’s consolidated financial statements for the year ended 31 December 2015.

Of the total level 2 debt securities of £114,623 million at 30 June 2016 (31 December 2015: £104,464 million), £11,867 million are valued internally (31 December 2015: £10,331 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)    Fair value measurements for level 3 fair valued financial instruments

Reconciliation of movements in level 3 financial instruments measured at fair value

The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2016 to that presented at 30 June 2016.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	£m
Half year 2016	At 1 Jan 2016	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2016
Loans	2,183	79	227	-	-	(64)	23	-	-	2,448
Equity securities and portfolio holdings in unit trusts	607	(13)	11	81	(4)	-	-	9	-	691
Debt securities	778	66	7	120	(17)	-	-	30	(5)	979
Other investments (including derivative assets)	4,276	184	265	377	(473)	-	-	33	-	4,662
Derivative liabilities	(353)	(127)	-	-	-	-	-	-	-	(480)
Total financial investments, net of derivative liabilities	7,491	189	510	578	(494)	(64)	23	72	(5)	8,300
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,036)	24	(2)	-	1	62	(117)	-	-	(1,068)
Other financial liabilities	(2,347)	(84)	(243)	-	-	99	(41)	-	-	(2,616)
Total financial instruments at fair value	4,108	129	265	578	(493)	97	(135)	72	(5)	4,616

Full year 2015	At 1 Jan 2015	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec 2015
Loans	2,025	2	119	-	-	(168)	205	-	-	2,183
Equity securities and portfolio holdings in unit trusts	747	52	3	32	(143)	-	-	4	(88)	607
Debt securities	790	(75)	1	243	(259)	-	-	82	(4)	778
Other investments (including derivative assets)	4,028	213	68	547	(700)	-	-	120	-	4,276
Derivative liabilities	(338)	(15)	-	-	-	-	-	-	-	(353)
Total financial investments, net of derivative liabilities	7,252	177	191	822	(1,102)	(168)	205	206	(92)	7,491
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(160)	(1)	(5)	9	412	-	-	-	(1,036)
Other financial liabilities	(2,201)	(3)	(128)	-	-	218	(233)	-	-	(2,347)
Total financial instruments at fair value	3,760	14	62	817	(1,093)	462	(28)	206	(92)	4,108

Of the total net gains and losses in the income statement of £129 million (31 December 2015: £14 million), £92 million (31 December 2015: £67 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2016 £m	2015 £m
	30 Jun	31 Dec

Equity securities	(14)	94
Debt securities	65	(12)
Other investments	149	160
Derivative liabilities	(127)	(15)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	23	(160)
Other financial liabilities	(4)	-
Total	92	67

Valuation approach for level 3 fair valued financial instruments

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued financial instruments, please refer to note C3.2 of the Group’s consolidated financial statements for the year ended 31 December 2015.

At 30 June 2016 the Group held £4,616 million (31 December 2015: £4,108 million) of net financial instruments at fair value within level 3. This represents 1 per cent (31 December 2015: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,448 million at 30 June 2016 (31 December 2015: £2,183 million), measured as the loan outstanding balance attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,616 million at 30 June 2016 (31 December 2015: £2,347 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(168) million (31 December 2015: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £4,784 million (31 December 2015: £4,272 million). Of this amount, a net asset of £47 million (31 December 2015: net liability of £(77) million) was internally valued, representing 0.0 per cent of the total fair valued financial assets net of financial liabilities (31 December 2015: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)	Debt securities of £463 million (31 December 2015: £381 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
(b)	Private equity and venture investments of £1,038 million (31 December 2015: £852 million) which were valued internally based on management information available for these investments. These investments, in the form of debt and equity securities, were principally held by consolidated investment funds which are managed on behalf of third parties.
(c)	Liabilities of £(1,045) million (31 December 2015: £(1,013) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d)	Derivative liabilities of £(480) million (31 December 2015: £(353) million) which are valued internally using standard market practices but are subject to independent assessment against counterparties’ valuations.
(e)	Other sundry individual financial investments of £71 million (31 December 2015: £56 million).

Of the internally valued net asset referred to above of £47 million (31 December 2015: net liability of £(77) million):

(a)	A net asset of £303 million (31 December 2015: net asset of £29 million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b)	A net liability of £(256) million (31 December 2015: net liability of £(106) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £26 million (31 December 2015: £(11) million), which would increase / (reduce) shareholders’ equity by this amount before tax. Of this amount, an increase of £26 million (31 December 2015: a decrease of £10 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £nil (31 December 2015: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

(e)	Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2016, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £425 million and transfers from level 2 to level 1 of £155 million. These transfers, which primarily relate to debt securities, arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in half year 2016 were £72 million and £5 million, respectively. These transfers were primarily between levels 3 and 2 for debt securities and other investments.

(f)	Valuation processes applied by the Group

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3   Debt  securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 30 June 2016 provided in the notes below.

	2016 £m	2015 £m
	30 Jun	31 Dec
Insurance operations:
Asianote (a)	35,519	28,292
USnote (b)	41,143	34,071
UKnote (c)	89,114	83,101
Other operationsnote (d)	2,591	2,207
Total	168,367	147,671

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2016 £m				2015 £m
	With-profits business	Unit-linked assets	Other business	30 Jun Total	31 Dec Total
S&P – AAA	1,472	38	307	1,817	1,039
S&P – AA+ to AA-	7,586	449	1,517	9,552	7,620
S&P – A+ to A-	2,601	418	2,731	5,750	3,914
S&P – BBB+ to BBB-	2,649	656	1,595	4,900	4,133
S&P – Other	1,848	241	1,447	3,536	3,183
	16,156	1,802	7,597	25,555	19,889
Moody’s – Aaa	839	238	436	1,513	1,032
Moody’s – Aa1 to Aa3	150	18	1,483	1,651	1,492
Moody’s – A1 to A3	461	83	179	723	743
Moody’s – Baa1 to Baa3	295	595	330	1,220	790
Moody’s – Other	63	5	3	71	98
	1,808	939	2,431	5,178	4,155
Fitch	725	186	466	1,377	1,412
Other	1,889	500	1,020	3,409	2,836
Total debt securities	20,578	3,427	11,514	35,519	28,292

The following table analyses other debt securities within other business which are not externally rated by S&P, Moody’s or Fitch.

	2016 £m	2015 £m
	30 Jun	31 Dec
Government bonds*	207	162
Corporate bonds*	582	481
Other	231	301
	1,020	944
*	Rated as investment grade by local external ratings agencies.

(b)    US  insurance operations

(i) Overview

	2016 £m	2015 £m
	30 Jun	31 Dec
Corporate and government security and commercial loans:
Government	7,151	4,242
Publicly traded and SEC Rule 144A securities*	24,894	21,776
Non-SEC Rule 144A securities	4,302	3,733
Total	36,347	29,751
Residential mortgage-backed securities (RMBS)	1,267	1,284
Commercial mortgage-backed securities (CMBS)	2,635	2,403
Other debt securities	894	633
Total US debt securities**	41,143	34,071
*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
**	Debt securities for US operations included in the statement of financial position comprise:

	2016 £m	2015 £m
	30 Jun	31 Dec
Available-for-sale	41,045	33,984
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	98	87
	41,143	34,071

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’, debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally-quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three-level hierarchy. At 30 June 2016, less than 0.1 per cent of Jackson’s debt securities were classified as level 3 (31 December 2015: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as ‘available-for-sale’. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £592 million to a net unrealised gain of £2,923 million as analysed in the table below. This increase reflects the effects of lower market interest rates.

	30 Jun 2016 £m	Changes in unrealised appreciation	Foreign exchange translation**	31 Dec 2015 £m
	Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	2,307			13,163
Unrealised (loss) gain	(119)	581	(27)	(673)
Fair value (as included in statement of financial position)	2,188			12,490
Assets fair valued at or above book value
Book value*	35,815			20,229
Unrealised gain	3,042	1,537	240	1,265
Fair value (as included in statement of financial position)	38,857			21,494
Total
Book value*	38,122			33,392
Net unrealised gain	2,923	2,118	213	592
Fair value (as included in statement of financial position)	41,045			33,984

The available-for-sale debt securities of Jackson are analysed into US Treasuries and other debt securities as follows:

US Treasuries
Book value*	5,562			3,477
Net unrealised gain	732	627	51	54
Fair value	6,294			3,531
Other debt securities
Book value*	32,560			29,915
Net unrealised gain	2,191	1,491	162	538
Fair value	34,751			30,453
Total debt securities
Book value*	38,122			33,392
Net unrealised gain	2,923	2,118	213	592
Fair value	41,045			33,984

*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.4329: £1.00.

Debt securities classified as available-for-sale in an unrealised loss position

(a)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2016 £m		31 Dec 2015 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	1,848	(51)	11,058	(320)
Between 80% and 90%	304	(52)	902	(144)
Below 80%:
Residential mortgage-backed securities-sub-prime	-	-	4	(1)
Commercial mortgage-backed securities	8	(3)	-	-
Other asset-backed securities	9	(7)	9	(7)
Corporates	19	(6)	517	(201)
	36	(16)	530	(209)
Total	2,188	(119)	12,490	(673)

(b)	Unrealised losses by maturity of security

	2016 £m	2015 £m
	30 Jun	31 Dec
1 year to 5 years	(10)	(51)
5 years to 10 years	(38)	(334)
More than 10 years	(42)	(247)
Mortgage-backed and other debt securities	(29)	(41)
Total	(119)	(673)

(c)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2016 £m			31 Dec 2015 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(2)	(5)	(7)	(13)	(148)	(161)
6 months to 1 year	(4)	(8)	(12)	(17)	(332)	(349)
1 year to 2 years	(14)	(46)	(60)	(16)	(63)	(79)
2 years to 3 years	-	-	-	(3)	(38)	(41)
More than 3 years	(3)	(37)	(40)	(3)	(40)	(43)
Total	(23)	(96)	(119)	(52)	(621)	(673)

The following table shows the age analysis as at 30 June 2016 of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2016 £m		31 Dec 2015 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	2	-	450	(165)
3 months to 6 months	19	(6)	64	(34)
More than 6 months	15	(10)	16	(10)
	36	(16)	530	(209)

(iii)	Ratings

The following table summarises the ratings of securities detailed above by using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2016 £m	2015 £m
	30 Jun	31 Dec
S&P – AAA	251	196
S&P – AA+ to AA-	6,124	5,512
S&P – A+ to A-	9,958	8,592
S&P – BBB+ to BBB-	13,067	11,378
S&P – Other	877	817
	30,277	26,495
Moody’s – Aaa	3,455	963
Moody’s – Aa1 to Aa3	54	41
Moody’s – A1 to A3	51	49
Moody’s – Baa1 to Baa3	83	88
Moody’s – Other	9	13
	3,652	1,154
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,851	2,746
NAIC 2	39	45
NAIC 3-6	10	17
	2,900	2,808
Fitch	426	345
Other **	3,888	3,269
Total debt securities	41,143	34,071
*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**	The amounts within ‘Other’ which are neither rated by S&P, Moody’s nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2016 £m 2015 £m
	30 Jun	31 Dec
NAIC 1	1,925	1,588
NAIC 2	1,829	1,549
NAIC 3-6	134	132
	3,888	3,269

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c)	UK insurance operations

	£m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	30 Jun 2016 Total	31 Dec 2015 Total
S&P – AAA	141	3,343	308	3,160	493	7,445	9,577
S&P – AA+ to AA-	406	6,139	1,478	5,619	710	14,352	11,442
S&P – A+ to A-	496	8,705	1,117	7,003	807	18,128	16,439
S&P – BBB+ to BBB-	582	11,794	1,927	3,488	684	18,475	18,088
S&P – Other	137	2,615	324	333	60	3,469	2,990
	1,762	32,596	5,154	19,603	2,754	61,869	58,536
Moody’s – Aaa	33	1,382	96	477	60	2,048	1,817
Moody’s – Aa1 to Aa3	58	2,805	1,008	4,070	998	8,939	7,727
Moody’s – A1 to A3	50	934	101	1,590	198	2,873	2,738
Moody’s – Baa1 to Baa3	28	606	108	329	40	1,111	1,031
Moody’s – Other	2	213	-	23	1	239	318
	171	5,940	1,313	6,489	1,297	15,210	13,631
Fitch	13	294	24	160	14	505	552
Other	181	6,298	97	4,520	434	11,530	10,382
Total debt securities*	2,127	45,128	6,588	30,772	4,499	89,114	83,101
*	In the table above, Moody’s ratings have been used for the UK sovereign debt securities.

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £11,530 million total debt securities held at 30 June 2016 (31 December 2015: £10,382 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2016 £m	2015 £m
	30 Jun	31 Dec
Internal ratings or unrated:
AAA to A-	6,584	5,570
BBB to B-	3,284	3,234
Below B- or unrated	1,662	1,578
Total	11,530	10,382

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £4,954 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £1,571 million were internally rated AA+ to AA-, £2,152 million A+ to A-, £1,077 million BBB+ to BBB-, £44 million BB+ to BB- and £110 million were internally rated B+ and below or unrated.

(d)	Other operations

The total debt securities shown in the table below are principally held by Prudential Capital.

	2016 £m	2015 £m
	30 Jun	31 Dec
AAA to A- by S&P or equivalent ratings	2,475	2,090
Other	116	117
Total	2,591	2,207

(e) Asset-backed	securities

The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2016 are as follows:

	2016 £m	2015 £m
	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operationsnote (i)	151	111
US insurance operationsnote (ii)	4,796	4,320
UK insurance operations (2016: 25% AAA, 39% AA)note (iii)	1,445	1,531
Asset management operationsnote (iv)	963	911
	7,355	6,873
With-profits operations:
Asia insurance operationsnote (i)	310	262
UK insurance operations (2016: 50% AAA, 19% AA)note (iii)	4,558	4,600
	4,868	4,862
Total	12,223	11,735

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £310 million, 99 per cent (31 December 2015: 84 per cent) are investment grade.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 30 June 2016 comprises:

	2016 £m	2015 £m
	30 Jun	31 Dec
RMBS
Sub-prime (2016: 3% AAA, 14% AA, 4% A)	185	191
Alt-A (2016: 0% AA, 3% A)	178	191
Prime including agency (2016: 78% AA, 2% A)	904	902
CMBS (2016: 63% AAA, 30% AA, 6% A)	2,635	2,403
CDO funds (2016: 44% AAA, 4% AA, 20% A), including £nil exposure to sub-prime	55	52
Other ABS (2016: 20% AAA, 16% AA, 55% A), including £116 million exposure to sub-prime	839	581
Total	4,796	4,320

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,332 million (31 December 2015: £1,140 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £963 million, 95 per cent (31 December 2015: 95 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2016:

Exposure to sovereign debts

	£m
	30 Jun 2016		31 Dec 2015
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	58	63	55	60
Spain	35	18	1	17
France	22	-	19	-
Germany*	546	348	409	358
Other Europe (principally Belgium)	84	32	62	44
Total Eurozone	745	461	546	479
United Kingdom	5,720	2,431	4,997	1,802
United States**	6,881	8,354	3,911	6,893
Other, predominantly Asia	4,081	2,073	3,368	1,737
Total	17,427	13,319	12,822	10,911
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations. Jackson accounts for £6,294 million of this total (31 December 2015: £3,531 million).

Exposure to bank debt securities

	2016 £m						2015 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	30 Jun Total	31 Dec Total
Italy	-	31	31	-	-	-	31	30
Spain	148	11	159	-	-	-	159	154
France	28	122	150	-	74	74	224	226
Germany	46	4	50	-	74	74	124	130
Netherlands	-	28	28	-	11	11	39	31
Other Eurozone	-	20	20	-	12	12	32	31
Total Eurozone	222	216	438	-	171	171	609	602
United Kingdom	518	280	798	9	311	320	1,118	957
United States	-	2,420	2,420	5	226	231	2,651	2,457
Other, predominantly Asia	17	481	498	78	465	543	1,041	718
Total	757	3,397	4,154	92	1,173	1,265	5,419	4,734

With-profits funds
Italy	-	64	64	-	-	-	64	57
Spain	154	65	219	-	-	-	219	182
France	7	161	168	41	65	106	274	250
Germany	96	16	112	-	-	-	112	111
Netherlands	-	187	187	6	7	13	200	205
Other Eurozone	-	30	30	-	-	-	30	35
Total Eurozone	257	523	780	47	72	119	899	840
United Kingdom	528	464	992	65	475	540	1,532	1,351
United States	-	1,582	1,582	124	272	396	1,978	1,796
Other, predominantly Asia	282	845	1,127	235	413	648	1,775	1,656
Total	1,067	3,414	4,481	471	1,232	1,703	6,184	5,643

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.4  Loans  portfolio

Loans are principally accounted for at amortised cost, net of impairment. The exceptions include:

•	Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
•	Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under a reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2016 £m	2015 £m
	30 Jun	31 Dec
Insurance operations:
Asianote (a)	1,278	1,084
USnote (b)	8,504	7,418
UKnote (c)	3,616	3,571
Asset management operationsnote (d)	817	885
Total	14,215	12,958

(a)	Asia insurance operations

The loans of the Group’s Asia insurance operations comprise:

	2016 £m	2015 £m
	30 Jun	31 Dec
Mortgage loans‡	156	130
Policy loans‡	833	721
Other loans‡‡	289	233
Total	1,278	1,084
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	Other loans include commercial loans held by the Malaysia operation and which are all rated as investment grade by two local rating agencies.

(b)	US insurance operations

The loans of the Group’s US insurance operations comprise:

	30 Jun 2016 £m			31 Dec 2015 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	5,109	5,109	-	4,367	4,367
Policy loans††	2,448	947	3,395	2,183	868	3,051
Total	2,448	6,056	8,504	2,183	5,235	7,418
†	All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
††	The policy loans are secured by individual life insurance policies or annuity policies. Included within the policy loans are those accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £10.2 million (31 December 2015: £8.6 million). The portfolio has a current estimated average loan to value of 59 per cent (31 December 2015: 59 per cent).

At 30 June 2016, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (30 June 2015: £nil).

(c)	UK insurance operations

The loans of the Group’s UK insurance operations comprise:

	2016 £m	2015 £m
	30 Jun	31 Dec
SAIF and PAC WPSF
Mortgage loans†	719	727
Policy loans	6	8
Other loans‡	1,339	1,324
Total SAIF and PAC WPSF loans	2,064	2,059
Shareholder-backed operations
Mortgage loans†	1,548	1,508
Other loans	4	4
Total loans of shareholder-backed operations	1,552	1,512
Total	3,616	3,571
†	The mortgage loans are collateralised by properties. By carrying value, 76 per cent of the £1,548 million (31 December 2015: 78 per cent of £1,508 million) held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent (31 December 2015: 30 per cent).
‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations

The loans of the asset management operations relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2016 £m	2015 £m
	30 Jun	31 Dec
Loans and receivables internal ratings:
AA+ to AA-	31	-
A+ to A-	120	157
BBB+ to BBB-	442	607
BB+ to BB-	223	119
B and other	1	2
Total	817	885

C4    Policyholder liabilities and unallocated surplus of with-profits funds

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1    Movement of liabilities

C4.1(a) Group overview

(i)      Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
Half year 2016 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2016	48,778	138,913	152,893	340,584
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	41,255	138,913	142,350	322,518
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	10,543	13,096
- Group’s share of policyholder liabilities of joint ventures†	4,970	-	-	4,970

Net flows:
Premiums	4,428	7,101	5,561	17,090
Surrenders	(1,200)	(3,437)	(3,208)	(7,845)
Maturities/Deaths	(676)	(809)	(3,470)	(4,955)
Net flows	2,552	2,855	(1,117)	4,290
Shareholders’ transfers post tax	(22)	-	(110)	(132)
Investment-related items and other movements	2,251	2,737	10,092	15,080
Foreign exchange translation differences	6,629	14,650	721	22,000
As at 30 June 2016	60,188	159,155	162,479	381,822
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	52,122	159,155	151,233	362,510
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	11,246	13,597
- Group’s share of policyholder liabilities of joint ventures†	5,715	-	-	5,715

Half year 2015 movements
At 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group’s share of policyholder liabilities of joint ventures†	4,215	-	-	4,215

Net flows:
Premiums	3,910	8,493	4,895	17,298
Surrenders	(1,437)	(3,406)	(3,012)	(7,855)
Maturities/Deaths	(625)	(736)	(3,248)	(4,609)
Net flows	1,848	4,351	(1,365)	4,834
Shareholders’ transfers post tax	(36)	-	(106)	(142)
Investment-related items and other movements	837	(221)	2,316	2,932
Foreign exchange translation differences	(1,197)	(1,209)	(209)	(2,615)
At 30 June 2015	46,474	129,667	155,072	331,213
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	39,522	129,667	144,431	313,620
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	10,641	12,768
- Group’s share of policyholder liabilities of joint ventures†	4,825	-	-	4,825
Average policyholder liability balances*
Half year 2016	52,031	149,034	146,792	347,857
Half year 2015	43,634	128,207	144,260	316,101

*	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
†	The Group’s investment in joint ventures are accounted for on the equity method in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relates to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
‡	The policyholder liabilities of the Asia insurance operations of £52,122 million as shown in the table above is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,315 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £53,437 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims, represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)       Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2016 £m
	Asia	US	UK	Total note (b)
At 1 January 2016	27,844	138,913	52,824	219,581
Net flows:
Premiums	2,327	7,101	869	10,297
Surrenders	(1,037)	(3,437)	(1,311)	(5,785)
Maturities/Deaths	(289)	(809)	(1,257)	(2,355)
Net flowsnote	1,001	2,855	(1,699)	2,157
Investment-related items and other movements	860	2,737	4,285	7,882
Foreign exchange translation differences	3,643	14,650	1	18,294
At 30 June 2016	33,348	159,155	55,411	247,914

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	27,633	159,155	55,411	242,199
- Group’s share of policyholder liabilities relating to joint ventures	5,715	-	-	5,715

	Half year 2015 £m
	Asia	US	UK	Total
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	2,456	8,493	2,016	12,965
Surrenders	(1,317)	(3,406)	(1,623)	(6,346)
Maturities/Deaths	(305)	(736)	(1,249)	(2,290)
Net flowsnote	834	4,351	(856)	4,329
Investment-related items and other movements	860	(221)	503	1,142
Foreign exchange translation differences	(803)	(1,209)	-	(2,012)
At 30 June 2015	27,301	129,667	54,656	211,624

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,476	129,667	54,656	206,799
- Group’s share of policyholder liabilities relating to joint ventures	4,825	-	-	4,825

Note

Including net flows of the Group’s insurance joint ventures.

C4.1(b) Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2016 movements	With-profits business	Unit-linked liabilities	Other business	Total
At 1 January 2016	20,934	15,966	11,878	48,778
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	18,381	13,355	9,519	41,255
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,611	2,359	4,970

Premiums:
New business	706	413	337	1,456
In-force	1,395	851	726	2,972
	2,101	1,264	1,063	4,428
Surrendersnote (c)	(163)	(870)	(167)	(1,200)
Maturities/Deaths	(387)	(28)	(261)	(676)
Net flowsnote (b)	1,551	366	635	2,552
Shareholders’ transfers post tax	(22)	-	-	(22)
Investment-related items and other movementsnote (d)	1,391	101	759	2,251
Foreign exchange translation differencesnote (a)	2,986	2,172	1,471	6,629
At 30 June 2016	26,840	18,605	14,743	60,188
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	24,489	15,705	11,928	52,122
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	-	2,351
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,900	2,815	5,715

Half year 2015 movements
At 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215

Premiums:
New business	385	692	474	1,551
In-force	1,069	761	529	2,359
	1,454	1,453	1,003	3,910
Surrendersnote (c)	(120)	(1,158)	(159)	(1,437)
Maturities/Deaths	(320)	(44)	(261)	(625)
Net flowsnote (b)	1,014	251	583	1,848
Shareholders’ transfers post tax	(36)	-	-	(36)
Investment-related items and other movementsnote (d)	(23)	637	223	837
Foreign exchange translation differencesnote (a)	(394)	(623)	(180)	(1,197)
At 30 June 2015	19,173	16,474	10,827	46,474
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	17,046	13,845	8,631	39,522
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	-	2,127
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,629	2,196	4,825
Average policyholder liability balances†
Half year 2016	21,435	17,286	13,310	52,031
Half year 2015	16,778	16,342	10,514	43,634
*	The policyholder liabilities of the with-profits business of £24,489 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,315 million to the Hong Kong with-profits business. Including this amount the Asia with-profits policyholder liabilities are £25,804 million.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

Notes

(a)	Movements in the period have been translated at the average exchange rates for the period ended 30 June 2016. The closing balance has been translated at the closing spot rates as at 30 June 2016. Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows increased by 38 per cent from £1,848 million in half year 2015 to £2,552 million in half year 2016 predominantly reflecting continued growth of the in-force book.
(c)	Surrenders and maturities/deaths have decreased from £2,062 million in the first half of 2015 to £1,876 million in the first half of 2016. The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 3.7 per cent in the first half of 2016 (half year 2015: 5.0 per cent).
(d)	Investment-related items and other movements in the first half of 2016 primarily represent gains from bonds following falls in yields in the period.

C4.1(c)  US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations

	£m
Half year 2016 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2016	91,022	47,891	138,913
Premiums	4,848	2,253	7,101
Surrenders	(2,168)	(1,269)	(3,437)
Maturities/Deaths	(384)	(425)	(809)
Net flowsnote (b)	2,296	559	2,855
Transfers from general to separate account	169	(169)	-
Investment-related items and other movementsnote (c)	843	1,894	2,737
Foreign exchange translation differencesnote (a)	9,574	5,076	14,650
At 30 June 2016	103,904	55,251	159,155

Half year 2015 movements
At 1 January 2015	81,741	45,005	126,746
Premiums	6,697	1,796	8,493
Surrenders	(2,237)	(1,169)	(3,406)
Maturities/Deaths	(344)	(392)	(736)
Net flowsnote (b)	4,116	235	4,351
Transfers from general to separate account	560	(560)	-
Investment-related items and other movements	383	(604)	(221)
Foreign exchange translation differences note (a)	(854)	(355)	(1,209)
At 30 June 2015	85,946	43,721	129,667
Average policyholder liability balances*
Half year 2016	97,463	51,571	149,034
Half year 2015	83,844	44,363	128,207
*	Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period.

Notes

(a)	Movements in the period have been translated at an average rate of US$1.43:£1.00 (30 June 2015: US$1.52:£1.00). The closing balance has been translated at closing rate of US$1.34:£1.00 (30 June 2015: US$1.57:£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows in the first half of 2016 were £2,855 million compared with £4,351 million in the first half of 2015.
(c)	Positive investment-related items and other movements in variable annuity separate account liabilities of £843 million for the first six months in 2016 represents positive separate account return mainly following the increase in the US equity market in the period. The positive movement of £1,894 million in fixed annuity, GIC and other business primarily reflect the increase in guarantee reserves, following the fall in interest rates, and the interest credited to the policyholder accounts in the period.

C4.1(d)    UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2016 movements	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
At 1 January 2016	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543

Premiums	4,692	527	342	5,561
Surrenders	(1,897)	(1,285)	(26)	(3,208)
Maturities/Deaths	(2,213)	(271)	(986)	(3,470)
Net flowsnote (a)	582	(1,029)	(670)	(1,117)
Shareholders’ transfers post tax	(110)	-	-	(110)
Switches	(84)	84	-	-
Investment-related items and other movementsnote (b)	5,891	1,050	3,151	10,092
Foreign exchange translation differences	720	1	-	721
At 30 June 2016	107,068	21,548	33,863	162,479
Comprising:
- Policyholder liabilities	95,822	21,548	33,863	151,233
- Unallocated surplus of with-profits funds	11,246	-	-	11,246

Half year 2015 movements
At 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348
Premiums	2,879	618	1,398	4,895
Surrenders	(1,389)	(1,601)	(22)	(3,012)
Maturities/Deaths	(1,999)	(329)	(920)	(3,248)
Net flowsnote (a)	(509)	(1,312)	456	(1,365)
Shareholders’ transfers post tax	(106)	-	-	(106)
Switches	(103)	103	-	-
Investment-related items and other movementsnote (b)	1,916	552	(152)	2,316
Foreign exchange translation differences	(209)	-	-	(209)
At 30 June 2015	100,416	22,643	32,013	155,072
Comprising:
- Policyholder liabilities	89,775	22,643	32,013	144,431
- Unallocated surplus of with-profits funds	10,641	-	-	10,641
Average policyholder liability balances*
Half year 2016	92,674	21,495	32,623	146,792
Half year 2015	89,427	22,972	31,861	144,260
*	Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes

(a)	Net outflows have decreased from £1,365 million in the first half of 2015 to £1,117 million in the same period of 2016 due primarily to higher premium flows, up by £666 million to £5,561 million, following increased sales of with-profits savings and retirement products. This has been partially offset by lower premiums into our annuity business due to our reduced appetite for annuities post-Solvency II which meant that no bulk annuities transactions were undertaken in the first half of 2016. The level of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.
(b)	Investment-related items and other movements of £10,092 million includes investment return and realised gains attributable to policyholders in the period.

C5	Intangible assets

C5.1	Intangible assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2016 £m	2015 £m
	30 Jun	31 Dec
Cost
At beginning of period	1,463	1,583
Disposal of Japan life business	-	(120)
Additional consideration paid on previously acquired business	-	2
Exchange differences	25	(2)

Cost / Net book amount at end of period	1,488	1,463

Goodwill attributable to shareholders comprises:

	2016 £m	2015 £m
	30 Jun	31 Dec
M&G	1,153	1,153
Other	335	310
	1,488	1,463

Other goodwill represents amounts arising from the purchase of entities by the Asia and US operations. These goodwill amounts relating to acquired operations are not individually material.

(b)    Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2016 £m	2015 £m
	30 Jun	31 Dec
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	8,010	6,948
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	68	74
	8,078	7,022
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	48	45
Distribution rights and other intangibles	1,423	1,355
	1,471	1,400
Total of deferred acquisition costs and other intangible assets	9,549	8,422

	2016 £m						2015 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	Other intangibles† note	30 Jun Total	31 Dec Total
Balance at beginning of period:	781	6,148	81	12	1,400	8,422	7,261
Additions and acquisition of subsidiaries	125	320	5	-	66	516	1,190
Amortisation to the income statement*:
Operating profit	(80)	(237)	(7)	(2)	(43)	(369)	(762)
Non-operating profit	-	616	-	-	-	616	93
	(80)	379	(7)	(2)	(43)	247	(669)
Disposals and transfers	-	-	-	-	(2)	(2)	(8)
Exchange differences and other movements	102	649	-	-	50	801	311
Amortisation of DAC related to net unrealised valuation movements on Jackson’s available-for-sale securities recognised within other comprehensive income*	-	(435)	-	-	-	(435)	337
Balance at end of period	928	7,061	79	10	1,471	9,549	8,422
*	Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of Jackson’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits. The amounts included in the income statements and Other Comprehensive Income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items.
†	Other intangibles includes amounts in relation to software rights with additions of £21 million, amortisation of £15 million, disposals of £2 million and exchange gains of £6 million and a balance at 30 June 2016 of £81 million.

Note

Other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2016 £m	2015 £m
	30 Jun	31 Dec
Variable annuity business	7,782	5,713
Other business	42	703
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(763)	(268)
Total DAC for US operations	7,061	6,148
*	Consequent upon the positive unrealised valuation movement for half year 2016 of £2,118 million (31 December 2015: negative unrealised valuation movement of £1,305 million), there is a charge of £435 million (31 December 2015: a gain of £337 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market.

For further detail on the deferral and amortisation of acquisition costs for Jackson, including the mean reversion technique, please refer to note C5.1 of the Group’s consolidated financial statements for the year ended 31 December 2015.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)	A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)	An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2016, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £29 million (half year 2015: credit for decelerated amortisation of £20 million). The first half of 2016 amount reflects the separate account performance of 3 per cent, which is higher than the assumed level for the year (under the 8 year mean reversion technique applied).

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in separate account values for the mean reversion assumption to move outside the corridor. Based on a pro-forma instantaneous movement at 1  July 2016, it would need to be outside the approximate range of negative 25 per cent to positive 50 per cent for this to apply.

C6    Borrowings

C6.1    Core structural borrowings of shareholder-financed operations

	2016 £m	2015 £m
	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated notes (Tier 1)note (i)	823	746
Perpetual subordinated notes (Tier 2)notes (i),(iv)	2,007	1,149
Subordinated notes (Tier 2)note (i)	2,126	2,123
Subordinated debt total	4,956	4,018
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	5,505	4,567
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027	186	169
Total (per condensed consolidated statement of financial position)note (v)	5,966	5,011

Notes

(i)	These debt tier classifications (including those noted for the comparative balances) are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The perpetual subordinated capital securities are entirely US$ denominated. The Group has designated US$2.80 billion (31 December 2015: US$2.80 billion) of its perpetual subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan and a £115 million loan both drawn at a cost of 12 month GBP LIBOR plus 0.4 per cent and maturing on 20 December 2017.
(iv)	In June 2016, the Company issued core structural borrowings of US$1,000 million 5.25 per cent Tier 2 perpetual subordinated notes. The proceeds net of costs, were £681 million.
(v)	The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group’s consolidated financial statements for the year ended 31 December 2015.

C6.2    Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2016 £m	2015 £m
	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes	2,554	1,705
Other borrowingsnote (ii)	244	255
Totalnote (i)	2,798	1,960

Notes

(i)	In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2015 which will mature in October 2016. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.
(ii)	Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(b)	Borrowings attributable to with-profits operations

	2016 £m	2015 £m
	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds*	1,248	1,158
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100
Other borrowings (predominantly obligations under finance leases)	79	74
Total	1,427	1,332
*	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
**	The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7    Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2016 £m	2015 £m	2016 £m	2015 £m
	30 Jun	31 Dec	30 Jun	31 Dec
Unrealised losses or gains on investments	22	21	(1,815)	(1,036)
Balances relating to investment and insurance contracts	1	1	(655)	(543)
Short-term temporary differences	3,690	2,752	(2,893)	(2,400)
Capital allowances	12	10	(34)	(31)
Unused tax losses	46	35	-
Total	3,771	2,819	(5,397)	(4,010)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2016 half year results and financial position at 30 June 2016, the possible tax benefit of approximately £94 million (31 December 2015: £98 million), which may arise from capital losses valued at approximately £0.5 billion (31 December 2015: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £60 million (31 December 2015: £52 million), which may arise from trading tax losses and other potential temporary differences totalling £0.3 billion (31 December 2015 £0.3 billion) is sufficiently uncertain that it has not been recognised. Of the deferred tax asset recognised for unused tax losses, £39 million will expire if not utilised within the next seven years, £1 million if not utilised within 20 years and the rest has no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for the short-term temporary differences. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences
	30 Jun 2016 £m	Expected period of recoverability
Asia insurance operations	49	1 to 3 years
US insurance operations	3,353	With run-off of in-force book
UK insurance operations	136	1 to 10 years
Other operations	152	1 to 10 years
Total	3,690

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods. For UK companies the UK corporation tax rate is currently 20 per cent, reducing to 19 per cent from 1 April 2017 and further to 18 per cent from 1 April 2020.

As part of the Finance Bill 2016, the UK government proposed a reduction in the UK corporation tax rate to 17 per cent effective 1 April 2020. As these changes have not been substantively enacted as at 30 June 2016 they have not been reflected in the balances at that date. The changes, once substantively enacted, are expected to have the effect of reducing the UK with-profits and shareholder-backed business element of the overall net deferred tax liabilities by £9 million.

C8    Defined benefit pension schemes

(a) IAS 19 financial positions

The Group operates a number of pension schemes. The largest defined benefit scheme is the Prudential Staff Pension Scheme (PSPS), which is the principal scheme in the UK. The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2016 £m					2015 £m
	30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
Underlying economic surplus (deficit)	1,270	(123)	115	(1)	1,261	969	(82)	75	(1)	961
Less: unrecognised surplus	(1,100)	-	-	-	(1,100)	(800)	-	-	-	(800)
Economic surplus (deficit) (including investment in Prudential insurance policies)	170	(123)	115	(1)	161	169	(82)	75	(1)	161
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	-	(81)	-	(81)	-	-	(77)	-	(77)
Attributable to:
PAC with-profits fund	119	(49)	-	-	70	118	(33)	-	-	85
Shareholder-backed operations	51	(74)	34	(1)	10	51	(49)	(2)	(1)	(1)
IAS 19 pension asset (liability) on the Group statement of financial position*	170	(123)	34	(1)	80	169	(82)	(2)	(1)	84
*	At 30 June 2016, the PSPS pension asset of £170 million (31 December 2015: £169 million) and the other schemes’ pension liabilities of £90 million (31 December 2015: £85 million) are included within ‘Other debtors’ and ‘Provisions’ respectively in the consolidated statement of financial position.

(b) Estimated pension scheme surpluses and deficits (on an economic basis)

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on consolidation in the Group financial statements) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2016 £m
	Surplus (deficit) in schemes at 1 Jan 2016	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2016
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	961	-	277	23	1,261
Less: amount attributable to PAC with-profits fund	(658)	(6)	(178)	(9)	(851)
Shareholders’ share:
Gross of tax surplus (deficit)	303	(6)	99	14	410
Related tax	(60)	1	(17)	(3)	(79)
Net of shareholders’ tax	243	(5)	82	11	331
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(800)	(18)	(282)	-	(1,100)
Less: amount attributable to PAC with-profits fund	573	12	195	1	781
Shareholders’ share:
Gross of tax	(227)	(6)	(87)	1	(319)
Related tax	45	1	15	-	61
Net of shareholders’ tax	(182)	(5)	(72)	1	(258)
With the effect of IFRIC 14
Surplus (deficit)	161	(18)	(5)	23	161
Less: amount attributable to PAC with-profits fund	(85)	6	17	(8)	(70)
Shareholders’ share:
Gross of tax surplus (deficit)	76	(12)	12	15	91
Related tax	(15)	2	(2)	(3)	(18)
Net of shareholders’ tax	61	(10)	10	12	73

C9    Share capital, share premium and own shares

	30 Jun 2016			31 Dec 2015
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:
At 1 January	2,572,454,958	128	1,915	2,567,779,950	128	1,908
Shares issued under share-based schemes	6,579,190	-	6	4,675,008	-	7
At end of period	2,579,034,148	128	1,921	2,572,454,958	128	1,915

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2016, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for		Share price range		Exercisable by year
		from		to
30 June 2016	7,128,449	288p		1,155p	2021
31 December 2015	8,795,617	288p		1,155p	2021

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £185 million at 30 June 2016 (31 December 2015: £219 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2016, 11.2 million (31 December 2015: 10.5 million) Prudential plc shares with a market value of £141 million (31 December 2015: £161 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 11.2 million which was in June 2016.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2016	3.8	49.5
Full year 2015	5.6	92.9

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2016 was 4.8 million (31 December 2015: 6.1 million) and the cost of acquiring these shares of £39 million (31 December 2015: £54 million) is included in the cost of own shares. The market value of these shares as at 30 June 2016 was £61 million (31 December 2015: £94 million). During 2016, these funds made a net disposal of 1,280,258 Prudential shares (31 December 2015: net disposal of 1,402,697) for a net decrease of £14.1 million to book cost (31 December 2015: net decrease of £13 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2016 or 2015.

D	Other notes

D1	Contingencies and related obligations

The Group is involved in various litigation and regulatory issues. While the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2016.

D2	Post balance sheet events

First interim dividend

The 2016 first interim dividend approved by the Board of Directors after 30 June 2016 is as described in note B7.

D3	Related party transactions

There were no transactions with related parties during the six months ended 30 June 2016 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 10 August 2016	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ NIC NICANDROU
Name: Nic Nicandrou
Title: Chief Financial Officer